As filed with the Securities and Exchange Commission on November 6, 2018

Registration No. 333-223034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9 TO

FORM S-1 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BORQS TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	7373	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building B23-A,
Universal Business Park
No. 10 Jiuxianqiao Road
Chaoyang District, Beijing 100015,
China
(86) 10-5975-6336

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Pat Sek Yuen Chan

Chief Executive Officer

Borqs Technologies, Inc.

Building B23-A,

Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District, Beijing 100015
China
(86) 10-5975-6336

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to

Barry I. Grossman Ellenoff, Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300	Mitchell S. Nussbaum Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Ordinary shares, no par value per share	-	-	$4,600,000.00	$572.7
Warrants to purchase ordinary shares(3)(4)	-	-	-	-
Ordinary Shares Underlying the Warrants(5)(7)			$4,830,000	$601.34
Representative’s warrants(6)	-	-	-	-
Ordinary shares underlying representative’s warrants(2)(7)(8)	-	-	$220,800	$27.48
Total	-	-	$9,647,647.5	$1,201.52	(9)

(1)	Includes the aggregate offering price of up to additional shares (equivalent to 15% of the total number of ordinary shares sold in this offering) that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(3)	The warrants (“Warrants”) to be issued to investors hereunder are included in the price of the ordinary shares above.

(4)	No separate registration fee required pursuant to Rule 457(g) under the Securities Act.

(5)	Based on a per-share exercise price for the Warrants of 105% of the public offering price per ordinary share and Warrant in this offering.

(6)	In accordance with Rule 457(g) under the Securities Act, because the ordinary shares underlying the Representative’s warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(7)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional ordinary shares as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(8)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants to be issued to the representative of the underwriters are exercisable at a per share exercise price equal to 120% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the ordinary shares underlying the representative’s warrants is $220,800 (which is equal to 120% of $ 184,000 (4% of $4,600,000)).

(9)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated November 6, 2018

1,095,890 Ordinary Shares and

Warrants to Purchase 1,095,890 Ordinary Shares

Borqs Technologies, Inc. is offering 1,095,890 of its ordinary shares and warrants to purchase 1,095,890 ordinary shares, at a public offering price of US$                .

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “BRQS.” On November 2, 2018, the last reported sale price of our ordinary shares on The Nasdaq Capital Market was US$3.65 per ordinary share. We have assumed a public offering price of $3.65 per ordinary share. The public offering price will be determined between us, the underwriters and investors based on market conditions at the time of pricing and may be at a discount of up to 20% of the assumed $3.65 offering price. The warrants will become exercisable on the date of issuance, and will remain exercisable until         , 2023, unless earlier repurchased by us or subject to early expiration as described herein. The exercise price for the warrants initially will be $3.83 per ordinary share (which as 105% of the public offering price for the ordinary shared and warrants offered hereby), and will be subject to adjustments as described herein. There is no established public trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to list the warrants on The NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 11.

PRICE US$       PER ORDINARY SHARE AND WARRANT

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Borqs Technologies, Inc.
Per Share and Warrant	US$	US$	US$
Total	US$	US$	US$

(1)	In addition to the underwriting discount, we have agreed to issue to the representative of the underwriters warrants to purchase a number of ordinary shares equal to 4% of the total number of ordinary shares being sold in the offering, including the over-allotments, if any, and to reimburse the underwriters for expenses incurred by it. See the section titled “Underwriters” for a description of the total compensation payable to the underwriters.

Borqs Technologies, Inc. has granted the underwriters the right to purchase up to an additional 164,383 ordinary shares and/or warrants (equivalent to 15% of the total number of ordinary shares and warrants sold in this offering) at the public offering price less underwriting discount.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The underwriters expect to deliver the ordinary shares and warrants to purchasers on or about       , 2018.

Sole Book-Running Manager

Maxim Group LLC

Co-Manager

The Benchmark Company

       , 2018

Neither we nor any of the underwriters have authorized anyone to provide you with additional information or information that is different from or to make any representations other than those contained in this prospectus or in any free-writing prospectus prepared by or on behalf of us to which we may have referred you in connection with this offering. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Unless the context requires otherwise, the words “we,” “us,” “our,” “the Company” and “Borqs” refer to Borqs Technologies, Inc. and its subsidiaries and consolidated affiliated entities taken as a whole. For purposes of this prospectus, unless the context otherwise requires, the term “shareholders” shall refer to the holders of our ordinary shares.

For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free-writing prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

BORQS TECHNOLOGIES, INC.

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device Original Equipment Manufacturers (“OEMs”) and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Our Connected Solutions Business Unit (“BU”) works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. Our activities with Intel have reduced over the last two years due to Intel’s strategy to exit the mobile industry, and there are no material agreements with Intel on which we are substantially dependent. For the year 2017, Intel was no longer a customer of the Company. However, our activities with Qualcomm have increased over the last two years, including developmental work on chipsets for mobile devices and wearable products.

Our Mobile Virtual Network Operator (“MVNO”) BU provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

The Connected Solutions BU represented 73.4%, 70.9% and 79.2% of our net revenues in the year ended December 31, 2015, 2016 and 2017, respectively. In the year ended December 31, 2015, 2016 and 2017, Borqs generated 85%, 93% and 86% of its net revenues from customers headquartered outside of China and 15%, 7% and 14% of its net revenues from customers headquartered within China. As of June 30, 2018, Borqs had collaborated with 6 mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14 million units worldwide.

Borqs has dedicated significant resources to research and development, and has research and development centers in Beijing, China and Bangalore, India. As of June 30, 2018, 350 of our 509 employees were technical professionals dedicated to platform research and development and product specific customization.

Borqs has achieved significant growth since inception in 2007. Net revenues increased from $75.1 million in 2015 to $120.6 million in 2016, to $154.3 million in 2017. We recorded net income of $0.8 million and $2.6 million in the years 2015 and 2016 respectively. For 2017, we had a net loss of $12.4 million which included non-cash merger related costs of $14.5 million; excluding such non-cash merger related costs would result in non-GAAP adjusted net income of $2.1 million for 2017 as compared to a net income of $2.6 million for 2016. We recorded a net income of $2.0 million in the three months ended June 30, 2018 and a net income of $3.4 million in the six months ended June 30, 2018, as compared with a net loss of $965, 000 in the three months ended June 30, 2017 and a net loss of $947, 000 in the six months ended June 30, 2017.

Recent Developments

Potential acquisition of Shanghai KADI Technologies Co., Ltd. On January 8, 2018, we entered into a letter of intent to acquire a 60% equity interest in Shanghai KADI Technologies Co., Ltd (“KADI”), a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. Pursuant to the letter of intent, and as is being negotiated in a definitive agreement, we intend to pay $11.7 million in cash to KADI and $3.3 million in our ordinary shares to the selling shareholders of KADI based on achievement of net income targets for the years 2018, 2019 and 2020. KADI is not a customer or supplier of Borqs. In accordance with the letter of intent, we have made four scheduled cash advances to KADI totaling $600,000 which will be deducted from our initial cash payments to KADI under the definitive agreement being negotiated. If the transaction is not consummated within nine months after the signing of the letter of intent, the advance payments will be converted into shares representing five percent of the outstanding capital stock of KADI. There are no termination fees or penalties under the letter of intent. Assuming the parties reach a definitive agreement and proceed to closing, part of the proceeds from this offering as contemplated herewith will be used to support the funding of the potential acquisition of KADI. See “Use of Proceeds.”

KADI has worked with the leading automotive companies in China, including Chery, Dong Feng Motors, Geely Auto and Shenzhen Pin Chuan Electric Energy Co. Its founder, Dr. Hu Lin, has nearly 20 years of professional experience working with companies in the automotive industry, including Volkswagen and Delphi.

KADI has been awarded a RMB320 million (US$50 million) multi-year supply contract for its core electric control modules from Shenzhen Espirit Technology Co., Ltd. (“Espirit”), which is a key automotive contractor in China. Borqs believes that KADI’s products will complement Borqs’ existing automobile in-vehicle-infotainment (IVI) solutions, in terms of sales and distribution, and research and development. Borqs anticipates that the experience of its software engineers will enhance KADI’s capabilities while Borqs’ supply chain management team will ensure efficient delivery of hardware products. Assuming the acquisition of KADI is completed, Borqs expects to provide $7.7 million to KADI in 2018 to service the Espirit supply contract, of which approximately $4 million is anticipated to be used for capital expenditures, and $3.7 million is anticipated to be used for working capital needs. We are in discussions with KADI to negotiate a modified payment schedule in light of the fact that the proceeds raised in this offering are insufficient to fund the acquisition of KADI.

Beginning in May 2018, KADI will deliver certain control modules, including steering control, air conditioning and for other electric bus functions, to Dong Feng Motor Group’s Super Dragon Electric Bus Program. Such products represent approximately 10% of the Espirit supply contract.

Upon the completion of our acquisition of 60% of KADI, we will have an exclusive option, valid until December 31, 2021, to purchase the remaining 40% of KADI at a 9% premium to the consideration paid for the first 60%.

Repurchase of Shares from Zhengqi. On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10 million, or $10.40 per share. In addition, Zhengqi agreed to forfeit all of its rights to 1,278,776 shares held in escrow. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: transfer 51,151 shares (4% of the total) to the indemnity escrow account; and deliver 1,227,625 shares to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. We and Zhengqi are currently making arrangements for the completion of this transaction, which we anticipate will be within 2018. As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow and the Company had obtained the consent of its existing lenders with respect to the transaction. The return and cancellation of the 966,136 shares remain in process. Proceeds from this offering will not be used to repurchase the shares from Zhengqi.

Investment in Shenzhen Crave Communication Co., Ltd. On January 18, 2018, we entered into an agreement with Shenzhen Crave Communication Co., Ltd (“Crave”) and Colmei Technology International Ltd. (“Colmei”), along with the shareholders of Crave and Colmei (“CC Selling Shareholders”), pursuant to which we agreed to acquire 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei from the CC Selling Shareholders. The transaction closed on March 22, 2018, and under the agreement, the purchase consideration consists of ordinary shares and cash. On the closing, we issued 473,717 ordinary shares to the order of the CC Selling Shareholders and agreed to pay cash in the amount of $10.0 million to be paid to the CC Selling Shareholders over a period of 36 months. In addition, subject to Board approval, we agreed to issue 183,342 additional shares to the CC Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the CC Selling Shareholders under this agreement was less than $3.0 million on August 18, 2018 (the “Calculation Date”). We are currently in discussions with the CC Selling Shareholders to extend the Calculation Date to a mutually agreed date. No proceeds from this offering will be used to pay any of the $10.0 million cash consideration to the CC Selling Shareholders.

Crave is a manufacturer of mobile terminal devices located in Shenzhen China. With multiple high speed SMT lines, assembly lines and packaging lines, its annual capacity reaches over 10 million units in its Shenzhen facility. Crave exports final products for customers in South America, India, Indonesia, the Philippines and Vietnam. Colmei, which is under common ownership with Crave, is a sales entity located in Hong Kong that has established relationships with international banks to facilitate transactions with its global clients. Crave is one of our material suppliers from which we source necessary components for our customers, and we believe our investments in Colmei and Crave provide us with indirect access to supply chain financing, competitive component pricing and prioritized production capacity. Prior to this investment, we have contracted Crave and Colmei for multiple projects related to manufacturing our products, including a large variety of phone models and releases.

Award of MVNO License to Yuantel Telecom. On July 23, 2018, the Ministry of Industry and Information Technology of China (the “MIIT”) awarded the official commercial MVNO license to Yuantel Telecom, our subsidiary that runs our mobile virtual network operator or MVNO business.  The license is valid from July 12, 2018 to July 12, 2023.

Risks Related to Our Business and Investment in Our Ordinary Shares and Warrants

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. These risks include:

●	Our future capital needs are uncertain and our independent registered public accounting firm has expressed in its report on our 2017 audited financial statements a substantial doubt about our ability to continue as a going concern;

●	We generate a significant portion of our net revenues from a small number of major customers and key projects;

●	We are dependent upon the Android platform and, if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed;

●	Our control of our VIEs is based upon contract rather than equity;

●	We face potential risks associated with our ability to fund our expansion plans, including acquisitions, and our operations due to fund restrictions both from currency transfer and conversion restrictions placed on us by the PRC government; and

●	The current license to operate our services in the PRC is based on an MVNO license issued to us in July 2018 by the MIIT, which is valid until July 12, 2023. If we cannot maintain the license, we will need to cease operating as a MVNO and our total revenues will be significantly reduced.

The risks and uncertainties related to our business and our industry also include, but are not limited to:

●	Our ability to manage our business expansion and increasingly complicated operations effectively;

●	Our ability to use, protect and enhance our brands;

●	Our ability to compete effectively in the marketplace;

●	Our ability to remediate our material weakness and maintain an effective system of internal controls; and

●	Our ability to make acquisitions, including our potential acquisition of KADI, and to successfully integrate these acquisitions and establish and maintain strategic relationships.

See “Risk factors” for a more detailed discussion of these and other risks and uncertainties that we may face.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Corporate History and Information

We were incorporated in the British Virgin Islands on July 1, 2015 as a blank check company, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. As a result of a merger on August 18, 2017 of one of our subsidiaries (which we formed for this purpose) with and into Borqs International Holding Corp (“Borqs International”), a company incorporated in the Cayman Islands in 2007, we acquired the entire issued share capital of Borqs International, which became our wholly-owned subsidiary, and we ceased to be a shell company. We conduct our business principally through BORQS Beijing Ltd. (“Borqs Beijing”), which is our wholly-owned Chinese subsidiary. In addition, we conduct parts of our operations through subsidiaries in China, India, Hong Kong and South Korea.

As of June 30, 2018, we were authorized to issue an unlimited number of shares and our share capital consisted of 31,307,522 issued and 31,303,350 outstanding ordinary shares, and we had issued 5,750,000 public warrants, 531,875 private warrants, and 417,166 assumed warrants. Our ordinary shares and public warrants began trading on The Nasdaq Capital Market (“Nasdaq”) under the symbols “BRQS” and “BRQSW,” respectively, on or around August 21, 2017. On October 12, 2017, we were notified by Nasdaq that we were not in compliance with Nasdaq Listing Rules 5505(a)(3) and 5515(a)(4), given that our ordinary shares and public warrants did not meet the minimum initial listing requirements of 300 round lot holders of ordinary shares and 400 round lot holders of public warrants. On December 11, 2017, we were notified that our request for continued listing of our ordinary shares on Nasdaq was granted, subject to providing an update regarding the status of our efforts to evidence compliance with the minimum 300 round lot shareholder requirement on or before February 14, 2018, and full compliance with that requirement by no later than April 10, 2018. The Panel also advised the Company that it had determined to delist our warrants. To regain compliance with Nasdaq’s listing requirement of 300 round lot holders of ordinary shares, we implemented a restricted ordinary shares purchase program with eligible employees of our wholly-owned subsidiary in India, Borqs Software Solutions Private Ltd. Pursuant to the program, 222 employees purchased an aggregate of 29,170 ordinary shares at a purchase price of $9.40 per share, which was deducted from their regular compensation on March 23, 2018. On April 12, 2018, we were notified by the Panel that we had regained compliance with the listing requirement of 300 round lot holders and that our ordinary shares would continue to be listed on Nasdaq. Our public warrants have been trading on the OTC Markets system under the symbol “BRQSW” since October 23, 2017.

Our principal executive offices are located at Building B23-A, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, 100015 China. Our telephone number is +86 10-5975-6336. Our website address is www.borqs.com. The information contained on our website is not incorporated by reference into this prospectus.

The following diagram illustrates our current corporate structure of each of our material subsidiaries, consolidated VIEs and the subsidiaries of the VIEs.

Corporate Organizational Chart

Borqs Subsidiaries and Consolidated Affiliated Entities

The following is a summary of our material subsidiaries and consolidated affiliated entities:

Borqs Beijing Ltd. (“Borqs Beijing”), a wholly foreign owned enterprise established under the laws of the PRC in 2007, is our primary operating entity and 100% owned by Borqs Hong Kong Limited;

Borqs Hong Kong Limited (“Borqs Hong Kong”), a limited company established under the laws of Hong Kong in 2007, engages in the software and services business and is 100% owned by Borqs International Holding Corp.;

Borqs Software Solutions Private Limited (“Borqs Software Solutions”), a private limited company established under the laws of India in 2009, engages in the R&D for software and is 99.99% owned by Borqs International Holding Corp. and 0.01% owned by Borqs Hong Kong;

Borqs Korea (“Borqs Korea”), a company established under the laws of South Korea in 2012, engages in the R&D of software and is 100% owned by Borqs Hong Kong;

Beijing Borqs Software Technology Co, Ltd. (“Borqs Software”), a company established under the laws of the PRC in 2008, engages in government subsidized software development and engineering projects as well as other software and services business and is 100% owned by Beijing Big Cloud Century Technology Limited (“BC-Tech”), which is 100% owned by Borqs Beijing;

Beijing Borqs Wireless Technology Co, Ltd. (“Borqs Wireless”), a company established under the laws of the PRC in 2013, engages in software development and engineering projects as well as other software and services business and is 100% owned by BC-Tech, which is 100% owned by Borqs Beijing;

Beijing Big Cloud Century Network Technology Co., Ltd. (“BC-NW”), a company established under the laws of the PRC in 2014, is the variable interest entity through which Borqs Beijing controls Yuantel Telecom, the entity which operates the MVNO business,

Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel Telecom”), a company established under the laws of the PRC in 2004, engages in MVNO services and is 95% owned by Yuantel (Beijing) Investment Management Co., Ltd., which is 79% owned by BC-NW, which is 100% beneficially owned and controlled by Borqs Beijing through contractual control arrangements; and

Beijing Tongbaohuida Technology Co., Ltd. (“Tongbaohuida”), a company established under the laws of the PRC in 2012 and is 100% owned by Yuantel Telecom. Tongbaohuida has been inactive for the years 2016 and 2017.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” We have elected to take advantage of specified reduced reporting and other requirements available to us, as an emerging growth company, that are otherwise applicable to public companies. These provisions include, among other things:

●	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

●	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

●	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

●	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

●	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until October 20, 2020, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any January 1 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our ordinary shares less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price. We have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have not elected to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will not necessarily comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

THE OFFERING

Securities offered by us	1,095,890 ordinary shares and warrants to purchase up to 1,095,890 of our ordinary shares at the exercise price of $3.83 per share (or 105% of public offering price for the ordinary shares and warrants offered hereby).

Option to purchase additional securities exercisable for 45 days from the closing of this offering	Up to 164,383 shares (equivalent to 15% of the total number of ordinary shares sold in this offering) and/or warrants to purchase up to 164,383 ordinary shares.

Description of Warrants	See “Description of the Securities—Warrants to be Issued in this Offering.” The Warrants will be exercisable beginning on the closing date and expire on the fifth anniversary of the closing date and have an initial exercise price per share equal to 105% of public offering price for the ordinary shared and warrants offered hereby, subject to appropriate adjustment in the event of recapitalization events, stock dividends, dilutive issuances, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our ordinary shares.

Ordinary shares to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $3 million. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds from this offering will be approximately $3.5 million. We intend to use our net proceeds from this offering to fund our pending acquisition of Shanghai KADI Technologies Co., Ltd. and for general working capital purposes. See “Use of Proceeds.”

Representative’s Warrants	We have agreed to issue to Maxim Group LLC in connection with this offering a warrant to purchase 4% of the ordinary shares sold in the offering (“Representative’s Warrants”). The Representative’s Warrants will have an exercise price equal to 120% of the offering price of the ordinary shares and warrants sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing 180 days after the effective date of the registration statement related to this offering, and will be exercisable for three years after the effective date. The Representative’s Warrants are not redeemable by us and have certain demand and “piggyback” registration rights (See “Underwriters — Representative’s Warrants”).

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our ordinary shares and warrants.

The Nasdaq Capital Market ticker symbol	“BRQS”

The number of ordinary shares to be outstanding after this offering is based on 31,307,522 issued and 31,303,350 ordinary shares outstanding as of September 30, 2018, and excludes:

●	2,574,384 ordinary shares issuable upon the exercise of stock options outstanding as of September 30, 2018, with a weighted-average exercise price of $5.065 per share;

●	The repurchase and cancellation of 966,136 ordinary shares outstanding as of September 30, 2018 pursuant to our Stock Repurchase Agreement with Zhengqi, executed on January 10, 2018;

●	3,558,104 ordinary shares issuable upon the exercise of warrants (See “Description of Securities — Warrants”);

●	3,965,847 ordinary shares reserved for future issuance under our 2017 Equity Incentive Plan, or Incentive Plan, as of September 30, 2018;

●	Ordinary shares issuable upon the exercise of the Warrants

●	640,000 ordinary shares issuable upon the exercise of EarlyBirdCapital, Inc.’s (“EarlyBird Capital”) purchase option (See “Description of Securities — Purchase Option”); and

●	The number of ordinary shares issuable upon the exercise the Representative’s Warrants. The Representative’s Warrants will have an exercise price equal to 120% of the offering price of the ordinary shares and warrants sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing 180 days after the effective date of the registration statement related to this offering, and will be exercisable for three years after the effective date. The Representative’s Warrants are not redeemable by us and have certain demand and “piggyback” registration rights (See “Underwriters — Representative’s Warrants”).

Our Incentive Plan also provides for automatic annual increases in the number of shares reserved thereunder. See “Executive Compensation — Employee Benefit Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

●	no exercise or cancellation of outstanding options or vesting of RSUs subsequent to June 30, 2018; and

●	no exercise by the underwriters of their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the summary consolidated statement of operations data for the years ended December 31, 2015, 2016, and 2017 and the summary consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended June 30, 2017 and 2018 and the summary consolidated balance sheet data as of June 30, 2018 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of June 30, 2018 and our consolidated results of operations for the three months ended June 30, 2017 and 2018. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

Statement of Operations:

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Net revenues:
Software	22,468	14,912	11,212	3,499	1,624	6,583	3,880
Hardware	32,647	70,536	111,021	11,122	47,018	32,801	95,136
MVNO	16,007	29,309	30,118	6,987	7,220	12,919	14,729
Others	3,950	5,829	1,956	521	477	1,036	850

Total net revenues	75,072	120,586	154,307	22,129	56,339	53,339	114,595

Cost of revenues
Software	(12,699)	(7,491)	(7,247)	(1,612)	(668)	(3,942)	(1,437)
Hardware	(26,101)	(57,452)	(96,247)	(10,008)	(42,535)	(29,246)	(85,934)
MVNO	(16,225)	(28,784)	(22,836)	(4,533)	(5,247)	(9,820)	(10,308)
Others	(2,980)	(1,709)	(811)	(288)	(180)	(488)	(351)
Total cost of revenues	(58,005)	(95,436)	(127,141)	(16,441)	(48,630)	(43,496)	(98,030)

Total gross profit	17,067	25,150	27,166	5,688	7,709	9,843	16,565

Operating expenses:
Sales and marketing expenses	(7,359)	(5,874)	(7,952)	(1,646)	(1,665)	(2,985)	(3,347)
General and administrative expenses	(4,883)	(10,042)	(20,753)	(2,599)	(2,260)	(4,157)	(5,356)
Research and development expenses	(7,206)	(5,742)	(6,443)	(1,184)	(1,452)	(1,476)	(2,341)
Changes in the fair value of warrant liabilities	-	(12)	(200)	-	-	(161)	-

Total operating expenses	(19,448)	(21,670)	(35,348)	(5,429)	(5,377)	(8,779)	(11,044)

Other operating income	3,094	1,760	272	1	-	267	-

Operating income (loss)	713	5,240	(7,910)	260	2,332	1,331	5,521

Interest income	61	65	14	8	2	10	8
Interest expense	(156)	(797)	(1,877)	(524)	(1,117)	(1,143)	(1,362)

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Other income	208	114	633	51	14	354	53
Other expense	(35)	(59)	(121)	(158)	(2)	(276)	(47)
Foreign exchange gain (loss)	855	692	(779)	(156)	633	(333)	259

Profit (Loss) before income taxes	1,646	5,255	(10,040)	(519)	1,862	(57)	4,432
Income tax (expense) benefit	(851)	(2,659)	(2,319)	(446)	146	(890)	(1,037)
Net income (loss)	795	2,596	(12,359)	(965)	2,008	(947)	3,395

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Less: net (loss) income attributable to noncontrolling interests	(1,316)	(632)	210	197	178	119	366
Net income (loss) attributable to Borqs Technologies, Inc.	2,111	3,228	(12,569)	(1,162)	1,830	(1,066)	3,029
Add: accretion to redemption value of Convertible Redeemable Preferred Shares	(2,417)	(976)	(6,956)	(150)	-	(448)	-
Allocation to holders of Preferred Shares	-	(2,252)	-	-	-	-	-
Net loss attributable to ordinary shareholders	(306)	-	(19,525)	(1,312)	1,830	(1,514)	3,029

(Loss) earnings per share:
Basic	(0.07)	0.00	(1.52)	(0.31)	0.07	(0.36)	0.11
Diluted	(0.07)	0.00	(1.52)	(0.31)	0.07	(0.36)	0.11

Shares used in (loss) earnings per share computation:
Basic	4,224,090	4,224,725	12,842,671	4,259,898	26,830,514	4,243,964	26,613,800
Diluted	4,224,090	4,224,725	12,842,671	4,259,898	27,675,005	4,243,964	27,585,851
Net income (loss)	795	2,596	(12,359)	(965)	2,008	(947)	3,395
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,491)	(1,575)	2,207	546	(2,397)	851	(1,005)
Other comprehensive (loss) income, net of tax of nil	(1,491)	(1,575)	2,207	546	(2,397)	851	(1,005)
Comprehensive (loss) income	(696)	1,021	(10,152)	(419)	(389)	(96)	2,390
Less: comprehensive (loss) income attributable to noncontrolling interest	(1,519)	(730)	298	197	100	119	348
Comprehensive income (loss) attributable to the Borqs Technologies, Inc.	823	1,751	(10,450)	(616)	(489)	(215)	2,042

Balance Sheet:

	December 31,		June 30,
	2016	2017	2018
	(US$ in thousands)
Balance Sheet Data
Current assets	58,079	119,531	88,797
Total assets	78,030	148,732	133,627
Current liabilities	50,487	92,748	62,235
Total liabilities	64,519	101,727	80,838
Shareholders’ (deficit) equity	(55,351)	47,005	52,789
Total liabilities and shareholders’ equity	78,030	148,732	133,627

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to our Business and Industry

Our future capital needs are uncertain and our independent registered public accounting firm has expressed in its report on our 2017 audited financial statements a substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional capital or obtain loans from financial institutions and our operations could be curtailed if we are unable to obtain the required additional funding when needed.  We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

Our financial statements for the year ended December 31, 2017 included in our Annual Report on Form 10-K filed on April 2, 2018, have been prepared assuming we will continue to operate as a going concern.  However, due to our recurring losses from operations, and working capital deficiency, there is substantial doubt about our ability to continue as a going concern.  Because we continue to experience negative cash flow, our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, grants or other forms of financing.  Our continued negative cash flow increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all.  If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern.  As a result, our independent registered public accounting firm has expressed in its auditors’ report on the financial statements included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, a substantial doubt regarding our ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares.  Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern.

Due to liquidity concerns arising from our negative cash flow, we anticipate that we will need to raise additional funds to finance operations.

As of June 30, 2018, we had accumulated deficit of $71.482 million, net income of $3.395 million and net cash inflow from operation of $1.552 million for the six month period then ended. As of December 31, 2017, we had accumulated deficit of $74.231 million and suffered net loss of $12.359 million and negative cash flow from operating of $14.939 million for the year then ended. This condition raises substantial doubt about our ability to continue as a going concern.

To support our research and development activities and general corporate purposes as well as our pending acquisition of KADI, we will need to raise additional capital to fund our future operations. Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, our ability to realize synergies from the acquisition with KADI, market acceptance of electric, plug-in electric and fuel cell vehicles, customer and market acceptance and use of our products, and our ability to reduce and control costs. We expect to devote substantial capital resources to, among other things, fund operations, and continue research and development programs in China and in India. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development and commercialization plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price.

We have funded our operations primarily with proceeds from public and private offerings of our ordinary shares and secured and unsecured debt instruments. Our negative cash flow and cash uses, our projections of the level of cash that will be required for our operations, the terms of the private placement transactions that we completed in the past, and the restricted availability of credit for emerging industries, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business and ability to continue as a going concern.

The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

Covenants governing our loan facilities with SPD Silicon Valley Bank Co., Ltd. (“SSVB”) and Partners For Growth IV, L.P. and Partners For Growth V, L.P. (collectively, “PFG”) restrict, among other things, our ability to:

●	pay dividends or distributions, repurchase or redeem equity;

●	incur or permit to exist any additional indebtedness or liens;

●	guarantee or otherwise become liable with respect to the obligations of another party or entity;

●	acquire any assets, except in the ordinary course of business, or make any investments; and

●	sell all or substantially all of our assets.

Our ability to comply with these provisions may be affected by events beyond our control. Although each of SSVB and PFG have consented to our transactions with Crave/Colmei, KADI, our repurchase of shares from Zhengqi, and as to the transactions contemplated by this offering, such covenants and obligations are ongoing, any the breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations. In addition, the loan agreements with SSVB and PFG requires us to satisfy certain financial covenants, including quarterly EBITDA thresholds. Any defaults under our loan agreements with SSVB and PFG could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

●	seek additional financing in the debt or equity markets;

●	delay, curtail or abandon altogether our research & development or investment plans;

●	refinance or restructure all or a portion of our indebtedness; or

●	sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. If funds are not available when needed, or available on acceptable terms, we may be required to delay, scale back or eliminate some of our obligations, including with respect to our commitments in connection with our investments into KADI and Crave/Colmei, the repurchase of our shares from Zhengqi, and this offering. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

Defaults under our loan agreements with SSVB and PFG and procurement agreement with HHMC Microelectronic Co., Limited could result in a substantial loss of our assets.

We have pledged our assets as collateral under the loan agreements with SSVB and PFG. Additionally, pursuant to a procurement agreement with HHMC Microelectronics Co., Limited (“HHMC”), HHMC has the right to take possession of goods purchased on behalf of Borqs to pay off any advances owed.

The initial term of the procurement agreement was extended to May 28, 2018. We have not been notified by HHMC that they seek to accelerate the loan payments and we are currently in discussions with HHMC for another extension.  Outstanding loan amounts under revolving loan facilities we have with SSVB mature on February 28, 2019, and if needed, we may either extend or refinance the loans. A failure to repay any of the indebtedness under our agreements with any of our lenders as it becomes due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lenders thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We have in the past failed to comply with financial covenants in certain of our loan documents, which has resulted in potential defaults under certain of our loan documents. These and similar breaches of our loan documents in the future could adversely affect our financial condition and our ability to meet our payment obligations on our indebtedness.

We have in the past breached certain financial covenants under our loan agreements with SSVB and PFG. Specifically, we failed to meet a monthly quick ratio threshold, under U.S. GAAP basis, for several months in the second, third and fourth quarters of 2017 under the SSVB loan agreement and a minimum 3-month trailing EBITDA target under the PFG loan agreement as of the third quarter of 2017.  Such breach could result in acceleration of the repayment according to the contract term. Therefore, the outstanding balance of $3.032 million was reclassified as current liability as of June 30, 2018. We have not been notified by either lender that they seek to accelerate the loan payments because of such breaches and neither lender has expressly waived such breaches and any resulting defaults.  We are currently negotiating with both lenders to make adjustments to the specific financial covenants to more appropriately reflect the business nature of the Company in 2018 and going forward, particularly allowing for the inclusion of inventories while removing certain non-cash stock based compensation in deriving the covenant ratios.  In the event the lenders choose not to make adjustments to the covenant ratios and consider the occurrence of these breaches as events of default under our current loan agreements, the lenders may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit to us.

In the event of the acceleration of our indebtedness or if we are unable to otherwise maintain compliance with covenants set forth in these arrangements or if these arrangements are otherwise terminated for any reason, management may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

If alternative mobile operating system platforms become more widely used or accepted, or mobile chipset manufacturers, mobile device OEMs and mobile operators do not continue to make product and service offerings compatible with the Android platform, our business could be materially harmed.

The mobile operating system platform industry is intensely competitive and characterized by rapid technological changes, which often result in shifts in market share among the industry’s participants as one operating system may become more widely used than others. For example, in the past the Symbian mobile operating system platform, or Symbian, from Nokia Corporation, or Nokia, dominated market share for consumer products and the BlackBerry mobile operating system platform, or BlackBerry, from Research in Motion Limited, or RIM, dominated market share for enterprise products. In the past five years, with the rise of the iOS mobile operating system platform, or iOS, from Apple Inc., or Apple, and the Android platform, both the Symbian and Blackberry platforms have experienced a substantial decline. There can be no assurance that the Android platform will continue to compete effectively with alternative mobile operating system platforms, such as the iOS platform or Windows Mobile operating system platform, or Windows Mobile, from Microsoft Corporation. If these or other mobile operating system platforms become more widely used or accepted, such as operating system platforms being developed by Baidu, Inc., or Baidu, and Alibaba.com Ltd., or Alibaba, in China, the market appeal of the Android platform and our Android+ software and service platform solutions could be diminished, which could materially adversely affect our business and financial performance.

Furthermore, the competitiveness of our Android+ software and service platform solutions is dependent upon the continued compatibility of the Android platform with the offerings of our customers. If these customers choose not to continue to adopt the Android platform or they are unable to retain or increase their market share, the demand for our Android+ software and service platform solutions may be diminished, which could materially adversely affect our business and financial performance.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top five customers in 2015, 2016 and 2017 accounted for 55.3%, 51.7% and 69.3% of our net revenues in 2015, 2016 and 2017, respectively. Our top five customers in the six months ended June 30, 2018 accounted for 81.8% of our net revenues during such period.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive Android platform software and service solutions provider for our customers, some of our customers have in-house research and development capabilities and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products, may decline or vary as the type and quantity of products changes over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us.

In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, a customer’s decision to re-negotiate the royalty payment of a contract if the volume of unit sales exceeds original expectations, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a mobile chipset manufacturer or mobile device OEM to develop competitive products. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sells our products to customers, could materially adversely affect our financial condition and results of operations.

We have limited experience with our current product offerings, which makes it difficult to predict our future operating results.

From our inception in 2007 through 2014, we focused primarily on providing our Android+ software platform solutions to mobile chipset manufacturers, mobile device OEMs and mobile operators as well as complete product solutions of mobile connected devices for enterprise and consumer applications. In 2014, after acquiring Yuantel Investment, we entered into the MVNO business. As we continue to grow our business and markets, we plan to increase our service product offerings in both our Connected Solutions BU and MVNO BU. However, the success of these new product offerings will depend on many factors, including timely and successful research and development, pricing, market and consumer acceptance of such new products and the product offerings of our competitors. If new product offerings are not successful, our revenue growth will suffer and our results of operations may be harmed. Further, we do not have significant experience in the MVNO business and cannot be assured that our investments in the development of our MVNO business will result in increased revenue.

We provide mobile communication services as a mobile virtual network operator in China. The current license to operate such services is based on an MVNO license issued to us in July 2018 by the MIIT which is valid until July 12, 2023. If we cannot maintain this license we will need to cease operating as a MVNO and our total revenues will be significantly reduced.

In 2014, after acquiring Yuantel Investment, we entered into the MVNO business. Our MVNO BU contributed 26.6%, 29.1% and 20.8% of our net revenues in 2015, 2016 and 2017, respectively. Our MVNO BU contributed 13.7% and 13.6% of our net revenues for the three and six months ended June 30, 2018, respectively.

The ability of our MVNO to provide mobile communication services in China was based on trial licenses granted by the Ministry of Industry and Information Technology of China (the “MIIT”) under the mobile virtual network trial program initiated by the MIIT in 2013 to implement the Chinese State Council’s encouragement of private investments in various industries, including telecommunication industry. The trial program and all trial licenses issued thereunder, including our own, were originally set to expire as of December 31, 2015. According to the trial program policies issued by the MIIT, the MIIT will work on formalizing commercial policies regarding the operation of MVNO based on the development of the trial program. On December 28, 2015, the MIIT issued a notice stating that while the government is “diligently researching and determining the formal commercial policies regarding the operation of MVNO, the temporary licenses issued continue to allow MVNO enterprises to operate, and the base telecommunication enterprises shall continue to provide cooperation, support and maintenance services”, as translated from the MIIT’s notice. All MVNOs in China, including us, will continue to operate and provide mobile communication services for subscribers based on the trial licenses.

The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, or the Pilot Enterprise to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. We submitted our application for the official MVNO license. In July 2018, the MIIT has issued the MVNO license to us which will expire on July 12, 2023. However, uncertainties exist with respect to the interpretation and implementation of the newly issued Official Notice, and thus we cannot assure you that we will be able to maintain the MVNO license.

If we cannot maintain the official MVNO license, we will be forced to cease this operation, and our total revenues will be significantly reduced and our investment into this business will be completely lost. We rely on China United Network Communications Group Co., Ltd (“China Unicom”), the incumbent operator, to provide us with attractive and competitive bulk wholesale rates of voice-per-minute and MB-of-data to compete with our competitors. If we are not provided competitive bulk wholesale rates from China Unicom, we will not be able to maintain our gross margin and will not be able to operate profitably, which may lead to shutting down the MVNO BU entirely.

Failure to complete real-name registration of all users of our MVNO services could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Chinese laws require telecommunication business operators to verify and register real names and identification information of users of mobile phones. For example, in September 2016, the MIIT and certain other governmental departments issued the Notice regarding Prevention of and Cracking Down Telecommunication or Online Frauds to emphasize the real-name registration requirements and to further require telecommunication business operators, including MVNOs, to complete the real-name registration for all of their existing users by end of 2016. In August 2016 and February 2017, we were given a warning by the MIIT for our failure to strictly comply with the real-name registration requirement. We have since rectified such failure in accordance with the MIIT’s requirements and have also established internal policies and require all our staff to strictly comply with the real-name registration requirements for new users. However, we cannot assure you that all our staff will strictly implement our internal policies or that all users will provide authentic information to us. If we are found by the authorities not to comply with the real-name registration requirement, we may be subject to penalties, or be required to suspend or terminate our MVNO business. In addition, complying with these laws and regulations could cause us to incur substantial costs.

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

The PRC government restricts or imposes conditions on foreign investment in telecommunication business. We and our PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, we are subject to PRC legal restrictions on or conditions for foreign ownership of telecommunication business. Due to these restrictions and conditions, we conduct our MVNO business in China through BC-NW, our variable interest entity and the subsidiaries of BC-NW. As all the registered shareholders of BC-NW are PRC citizens and all other shareholders of the subsidiaries of BC-NW are also PRC citizens or PRC domestic enterprises, BC-NW and our subsidiaries are therefore considered PRC domestic enterprises under PRC law. The “registered shareholders” of BC-NW refer to those shareholders who have pledged their equity interest in BC-NW to Borqs Beijing and entered into exclusive option agreements with Borqs Beijing as part of the contractual arrangements. Our contractual arrangements with BC-NW and the registered shareholders of BC-NW allow it to have the power to direct the activities of BC-NW and our subsidiaries that most significantly impact economic performance.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing the MVNO business, or the enforcement and performance of our contractual arrangements with BC-NW. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Although we believe we are in compliance with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining penalties for violations of laws and regulations. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact our economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate such entity in our consolidated financial statements in accordance with U.S. GAAP.

Our MVNO business is dependent upon China Unicom for voice and data service as well as reliability and accessibility of to China’s telecommunications and Internet infrastructure.

We provide our MVNO services via telecommunications and Internet networks, and therefore our ability to fulfill our contracts and generate revenue and profits is dependent on those systems remaining available and accessible with minimal disruption or interruption. Just as we are dependent on the reliability of our software and systems and the telecommunications networks of our customers, we are also dependent on the operational reliability and capacity of China’s overall telecommunications and Internet infrastructure. Should this infrastructure or key portions of it be disabled or become nonfunctional, we may not be able to secure alternate means of communication or alternate means of accessing needed information. Our operational results could suffer as a result.

Through our subsidiary, Yuantel Investment, we purchase wholesale rates for mobile voice and data services from China Unicom, a PRC state-owned telecommunications service provider, and repackage the voice and data services into competitive bundles for our Chinese customers.  We purchase bulk voice-per-minute and MB-of-data service from China Unicom at attractive wholesale rates pursuant to a Business Cooperation Agreement with China Unicom dated as of January 10, 2018.  The agreement is for a one year term, ending December 31, 2018.  There is no guarantee that the supply of telecommunications resources or competitive rates provided by China Unicom will be renewed when the contract term ends.  If the agreement is not renewed, we will not be able to maintain our gross margin and will not be able to operate profitably, which may lead us to cease operations of the MVNO BU entirely.

We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

The mobile industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in customers’ demands. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. If we do not adapt our Android+ software and service platform solutions to such changes in an effective and timely manner as more mobile operating system platforms become available in the future, we may suffer a loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously invest significant resources in research and development in order to enhance our existing products and to respond to changes in customer preference, new challenges and industry changes in a timely and effective manner. If we fail to keep up with technological developments and continue to innovate to meet the needs of our customers, our Android+ software and service platform solutions may become less attractive to customers, which in turn may adversely affect our reputation, competitiveness, results of operations and prospects.

We face intense competition from onshore and offshore third party software providers in the Android platform and software market, and, if we are unable to compete effectively, it may lose customers and our revenues may decline.

The Android platform and software market is highly fragmented and competitive, and we expect competition to persist and intensify from both existing competitors and new market entrants. We believe that the principal competitive factors in our industry are reliability and efficiency, performance, product features and functionality, development complexity and time-to-market, price, support for multiple architectures and processors, interoperability with other systems, support for emerging industry and customer standards and protocols and levels of training, technical services and customer support.

Our business model is to provide a full suite of Android+ software and service platform solutions to a broad range of customers, including mobile chipset manufacturers, mobile device OEMs and mobile operators. As of the date of this prospectus, we are not aware of any significant independent competitor that provides a full range of Android platform software and service solutions as we do to the range of customers it has, although we have a number of competitors that provide one or several Android platform software and/or service solutions to one or more of our range of customers. See “Business — Competition.”

In addition, we face competition from companies seeking to compete with the Android platform by developing their own operating systems, such as Baidu and Alibaba in China, and major mobile device OEMs, such as Foxconn Technology Group and BYD Electronic (International) Company Limited, which are able to develop low-level software for mobile chipsets, as well as Huawei, GTE and Xiaomi.

We believe that we presently compete favorably with respect to each segment identified above. However, the market for Android platform software and service solutions is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors in the future. In addition, some of our independent competitors are more focused on one or several particular segments of the value chain and may deliver better services in those segments than we do. Furthermore, some of our competitors may have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we have. If we are unable to compete successfully on the principal competitive factors described above or otherwise, our business could be harmed.

As an MVNO, we face intense competition in the wireless communications market and if we cannot compete effectively our revenues, profits, cash flows and growth may be adversely affected.

The wireless communications market is extremely competitive, and competition for customers is increasing. We compete with other MVNOs such as Snail Mobile, d.Mobile and Soshare. We are one of the top MVNOs in China as measured in terms of registered subscribers, and we intend to expand our market share organically or by acquiring smaller MVNOs. However, we continue to face intense competition from the dozens of other MVNOs and we may not be able to compete successfully in the future. In addition, continued consolidation in the industry creates even large competitors, and such competitors may have greater financial, technical, personnel and marketing resources and a larger market share than us, and we may not be able to compete successfully against them. If we are unable to compete successfully on the principal competitive factors described above or otherwise, our MVNO business could be harmed.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, including but not limited to the proposed KADI acquisition, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors, including, among others, the ability to capitalize on anticipated synergies, diversion of resources and management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities and tax and accounting issues. If we fail to integrate any acquired company efficiently, our earnings, revenues, gross margins, operating margins and business operations could be adversely affected. The integration of acquired companies is a complex, time-consuming and expensive process.

We are dependent upon the Android platform and, if Google determines to no longer develop the Android platform and our further development is not taken up by reliable alternative sources, our business could be materially harmed.

Our business model is dependent upon the Android platform, which is a free and fully open source mobile software platform developed by Google. The Android platform has been updated frequently since our original release and the development of the Android platform is an ongoing process which we do not control. If Google determines to no longer develop the Android platform or our further development is not taken up by reliable alternative sources, such as another third party or the open source community, demand for our Android+ software and service platform solutions could decline significantly and our revenue and financial condition could be materially harmed.

If our customers move more research and development work in-house, lower demand for our solutions could reduce our net revenues and harm our business.

Collaboration with customers is essential to the growth and profitability of our business. However, our customers may elect to move more research and development work in-house, and reduce collaboration with us for Android platform projects. There are many factors beyond our control that could cause our customers to move their work in-house, such as spending reductions due to a challenging economic environment, corporate restructuring, cost control, pricing pressure and concerns regarding the protection of technology know-how, trade secrets and other intellectual property rights. If our customers decide to change their strategy by moving more research and development work in-house, our net revenues may decline, and our business, financial condition and results of operations may be adversely affected.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

●	our ability to attract new customers;

●	our ability to convert users of our limited free versions to paying customers;

●	the addition or loss of large customers, including through acquisitions or consolidations;

●	our customer retention rate;

●	the timing of recognition of revenue;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	network outages or security breaches;

●	general economic, industry and market conditions;

●	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

●	changes in our pricing policies or those of our competitors;

●	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.

We have experienced significant growth in the number of users and the amount of data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provisioning of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our services. However, the provision of new hosting infrastructure requires significant lead-time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time, which may harm our reputation and operating results. Furthermore, if we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our revenue.

Most of our engagements with customers are for a specific project only and do not provide for subsequent engagements. If we are unable to generate a substantial number of new engagements for projects on a continuing basis, our business and results of operations will be adversely affected.

Our customers generally retain us on project-by-project basis in connection with specific projects rather than on a recurring basis under long-term contracts. Historically, a significant portion of our net revenues has been comprised of software fees, relating to one-time research and engineering work performed for customers. For 2015, 2016 and 2017, our net revenues from software fees were $22.5 million, $14.9 million and $11.2 million, respectively, representing 29.9%, 12.4% and 7.3% of total net revenues. For the six months ended June 30, 2018, our net revenues from software fees were $3.9 million, representing 3.4% of total net revenues. Although a significant amount of our net revenues are generated from repeat business, which we define as revenues from a customer who also contributed to our revenues during the prior fiscal year, our engagements with our customers are typically for individual projects that are often on a non-exclusive, project-by-project basis. In addition, a majority of our customer contracts from which we generate product fees can be terminated by customers with or without cause. There are many factors outside of our control that might lead customers to terminate a contract or project with us, including, among others:

●	financial difficulties for our customers;

●	business going to our competitors or remaining in-house;

●	unsuccessful launch of a product;

●	disclosure of core technology by a third party; and

●	mergers and acquisitions or significant corporate restructurings by our customers.

Furthermore, some of our customer contracts specify that if a change of control occurs during the term of the contract, the customer has the right to terminate the contract upon advance notice. If our customers terminate our contracts before completion or choose not to renew their contracts, our business, financial condition and results of operations may be materially and adversely affected.

Therefore, we have to continuously seek new engagements while our current engagements are being performed or are completed or terminated, and we are constantly seeking to expand our business with existing customers and secure new customers. If we are unable to generate a substantial number of new engagements on a continuing basis, our business and results of operations will be adversely affected.

Because of the characteristics of open source software, there may be fewer technology barriers to entry in the Android platform and software market in which we compete, and it may be relatively easy for competitors, some of which may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone can modify and redistribute the existing open source software and use it to compete against us. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for new competitors with greater resources than us to develop their own Android platform software and service solutions, potentially reducing the demand for, and putting pricing pressure on, our Android+ software and service platform solutions. In addition, some competitors make their open source software available for free download and use on an ad hoc basis, or may position their open source software as a loss leader in order to win customers. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressure and/or the availability of open source software will not result in price reductions, reduced operating margins and loss of market share, any of which could seriously harm our business.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, China released the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. While we take security measures relating to our Android+ software and service platform solutions, specifically, and our operations (including MVNO business operation), generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data it stores or processes could result in a loss of confidence in the security of our Android+ software and service platform solutions, damage our reputation, disrupt our business, lead to legal liability and adversely affect our financial condition and results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, partners or other third parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

We rely on our technology infrastructure for many functions, including selling our Android+ software and service platform solutions, supporting our customers and billing, collecting and making payments. We also rely on our own technology infrastructure, which is located on a third-party site, as well as the technology infrastructure of third parties, to provide some of our back-end services. This technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, software errors, computer denial-of-service attacks and other events. A significant number of the systems making up this infrastructure are not redundant, and our disaster recovery planning is not sufficient for every eventuality. This technology infrastructure is also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors and third parties. Despite any precautions we or our third-party partners may take, such problems could result in, among other consequences, interruptions in our services and loss of data, which could harm our reputation, business and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of technology infrastructure failures or to cover all contingencies. Any interruption in the availability of our websites and on-line interactions with customers and partners would create a large volume of questions and complaints that would need to be addressed by our support personnel. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims, reduced revenue, reputation damage or loss of customers.

We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

Although Android is an open source mobile software platform for mobile devices, we are not required to share the source code for our Android software, which we have invested significant resources to develop. Accordingly, we believe that patents, trademarks, trade secrets, copyright, software registration and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “Borqs” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

In addition, the validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where a significant part of our business and operations are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We also may be required to enter into license agreements with certain third parties to use their intellectual property for our business operations. If such third parties fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted. Furthermore, if we are deemed to be using third parties’ intellectual property without due authorization, we may become subject to legal proceedings or sanctions, which may be time-consuming and costly to defend, divert management attention and resources or require us to enter into licensing agreements, which may not be available on commercial terms, or at all.

The international nature of our business exposes it to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in the British Virgin Islands and intermediate and operating subsidiaries incorporated in China, Hong Kong, India and Brazil, with branch offices in Japan and South Korea. In addition, one of our growth strategies is to further expand our business in Europe and into the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the Renminbi and the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in various jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could, individually or in the aggregate, materially and adversely affect our financial condition and operating results.

We may not be able to manage our anticipated growth and our current and planned resources may not be adequate to support our expanding operations; consequently, our business, results of operations and prospects may be materially and adversely affected.

We have experienced rapid growth since we commenced operations. Our rapid expansion may expose us to new challenges and risks. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems and procedures and controls. For example, we currently manage all of our human resources functions manually and expect that we will need to upgrade our current system as we continue to increase our headcount. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Due to intense competition for highly skilled personnel, we may fail to attract and retain qualified personnel to support our research and development operations; as a result, our ability to bid for and obtain new projects may be adversely affected and our net revenues could decline.

The mobile industry relies on the talents and efforts of highly skilled personnel, and our success depends to a significant extent on our ability to recruit, train, develop, retain and motivate qualified personnel for all areas of our organization. The mobile industry in China has experienced significant levels of employee attrition. Our attrition rates were 18% in 2015, 12% in 2016 and 14% in 2017. We may encounter higher attrition rates in the future, particularly if the mobile industry continues to experience strong growth.

Competition in our industry for qualified employees, especially technical employees, is intense, and our competitors directly target our employees from time to time. We have also experienced employees leaving us to start competing businesses or to join the in-house research and development teams of our customers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which are in a position to offer greater compensation, and any resulting loss of customers or trade secrets and technological expertise could further lead to a reduction in our market share and adversely affect our business. If we are required to increase the compensation payable to our qualified employees to compete with certain competitors with greater resources than we have or to discourage employees from leaving us to start competing businesses, our operating expenses will increase which, in turn, will adversely affect our results or operations.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships and reputation of Pat Chan, our founder, chairman and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, it may lose customers, know-how and other key employees and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our net revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such employees. All of our executives and key employees have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers or key employees and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could harm us.”

A significant majority of our outstanding ordinary shares are held by a small number of shareholders, which may have significantly greater influence on us due to the size of their shareholdings relative to other shareholders.

As of October 26, 2018, Zhengqi International Holding Limited, Intel Capital Corporation, Norwest Venture Partners X, L.P., Asset Horizon International Limited, Keytone Ventures L.P., and GSR Ventures II and affiliates, beneficially own approximately 11.0%, 12.8%, 11.3%, 11.1%, 10.2%, and 8.8% respectively, of our outstanding ordinary shares. These major shareholders have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. They may not act in our best interests or our minority shareholders’ interests. In addition, without the consent of these major shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

In the course of preparing our consolidated financial statements, we identified material weaknesses, significant deficiencies and other deficiencies in our internal controls over financial reporting.

Prior to our acquisition of Borqs International by way of merger, Borqs International was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures for financial reporting. As of December 31, 2017, we identified a material weakness in our internal controls over financial reporting, and are in the process of implementing remedial steps to improve our internal controls over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. If we fail to maintain effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could harm our business and the trading price of our ordinary shares. For instance, on September 25, 2017, we received a letter from Zhengqi International Holding Limited (“Zhengqi”), which stated that Zhengqi believed the Company had supplied to it material untrue and falsified financial statement information. Zhengqi also alleged it was damaged by the alleged untrue and falsified financial statement information. We concluded that the allegations by Zhengqi were unfounded, and responded on October 9, 2017, seeking additional information. Zhengqi has not responded to our inquiry. In addition, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to our efforts to maintain effective internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal controls over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

We identified two material weaknesses in internal controls over financial reporting during our preparation of the financial statements for the fiscal year ended December 31, 2016: (i) an insufficient number of financial reporting personnel with an appropriate level of knowledge and experience in U.S. GAAP and SEC reporting requirements and financial reporting programs; and (ii) insufficient controls to ensure that appropriate accruals are made for expenses. Since then, the Company has undertaken or is in the process of undertaking certain remedial steps to improve its internal controls over financial reporting.

Following the above-mentioned efforts, as of December 31, 2017, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness in providing for effective accruals in internal control over financial reporting had been remediated. However the material weakness relating to hiring sufficient U.S. GAAP-qualified accounting personal had not yet been fully remediated. We plan to take additional measures to improve our internal control over financial reporting, including (i) hiring additional qualified professionals with U.S. GAAP accounting experience in the year 2018; (ii) providing U.S. GAAP and SEC reporting training to our accounting personnel; and (iii) preparing a comprehensive written accounting policies and procedures manual that can effectively and efficiently guide our finance and accounting personnel in addressing significant accounting issues and preparing financial statements that are in compliance with U.S. GAAP and SEC requirements. In addition, we intend to engage an external service provider by the end of 2018 to assist management in evaluating our current internal control over financial reporting and implementing necessary controls and measures to assist it in preparing for compliance with internal control reporting.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results and investor confidence and the market price of our ordinary shares may be adversely impacted.

We are required to evaluate the effectiveness of disclosure controls and procedures and internal controls over financial reporting. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal controls over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. As described elsewhere in this prospectus, we have identified a material weakness in our internal controls over financial reporting as of December 31, 2017. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Additionally, such weakness in internal controls has adversely affected our disclosure controls and procedures, and as of December 31, 2017, such disclosure controls and procedures were ineffective. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause material misstatements in our financial statements and investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our ordinary shares.

Our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal controls over financial reporting until after we are no longer an emerging growth company. At that time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting is documented, designed, or operating. Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Stock Market.

We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, China, and India that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Indian Prevention of Corruption Act 1988, the Indian Penal Code and anti-corruption laws in various Indian states.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties and make sales in the PRC, and we have research and development activities in India, each of which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

Allegations of violations of these anti-corruption and anti-bribery laws, and investigation into such allegations, could negatively affect our reputation, business, operating results, and financial condition. The violation of these laws may result in substantial monetary and even criminal sanctions, follow-on civil litigation (such as shareholder derivative suits), and monitoring of our compliance program by the United States or other governments, each of which could negatively affect our reputation, business, operating results, and financial condition. In addition, the United States or other governments may seek to hold us liable for violations of these laws committed by companies in which we invest or acquire.

There can be no assurance that our securities, including our ordinary shares, will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

To continue listing our ordinary shares on The Nasdaq Stock Market, we will be required to demonstrate compliance with Nasdaq’s continued listing requirements, particularly the requirement to maintain a minimum number of holders (300 round-lot holders). We were previously not in compliance with Nasdaq’s listing requirement that we have at least 300 round-lot shareholders but regained compliance with this requirement on April 12, 2018 by implementing a restricted shares purchase program with eligible employees of Borqs Software Solutions Private Ltd., our wholly-owned subsidiary in India, pursuant to which 222 employees voluntarily purchased an aggregate of 29,170 ordinary shares at a purchase price of $9.40 per share. Program participants paid for their purchase of shares by having the purchase amounts deducted from their regular compensation on March 23, 2018. On April 12, 2018, Nasdaq informed us that we had regained compliance with the listing requirement of 300 round lot holders and that our ordinary shares would continue to be listed on Nasdaq.

On December 11, 2017, Nasdaq advised the Company that it had determined to delist the Company’s public warrants. Our public warrants have been trading on the OTC Markets system under the symbol “BRQSW” since October 23, 2017. Our ordinary shares have continued to trade on Nasdaq regardless of the Panel’s decision to delist our public warrants.

We cannot assure you that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, as with our public warrants, which have been delisted from Nasdaq and are trading on the OTC Markets, we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

We may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

We may from time to time be involved in future litigation in which substantial monetary damages are sought.  Litigation claims may relate to intellectual property, contracts, employment, securities and other matters arising out of the conduct of our current and past business activities. For instance, we are currently in arbitration with Samsung Electronics Co., Ltd. (“Samsung”) to resolve a dispute regarding royalties payable to us under a software license agreement we had with Samsung. Samsung alleges that, for the period starting the fourth quarter of 2010 through mid-2012, we were overpaid royalties in the amount of approximately $1.67 million due to a clerical error in their accounting department that enabled us to receive royalties on sales of Samsung handsets that did not contain our software.  Samsung is seeking repayment of the $1.67 million plus accrued interest of 12% per annum and as well as reimbursements of reasonable fees including attorney fees and arbitration costs. After arbitration hearings that were held in May 2018, the parties are awaiting a ruling from the arbitrator on Samsung’s claim and the result is unpredictable. Any claims, whether with or without merit, could be time consuming, expensive to defend and could divert management’s attention and resources. We may maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses. Nonetheless, the results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities or financial condition.

Risks Related to Doing Business in China

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business.

A substantial portion of our operations are conducted in China, and a significant portion of our net revenues are derived from customers where the contracting entity is located in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services and products depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services and products, which in turn could reduce our net revenues.

Although China’s economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us. China’s social and political conditions may also not be as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could harm us.

Our operations in China are governed by PRC government laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions have limited precedential value. Borqs Beijing is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises, and our other wholly-owned subsidiaries in China may be subject to certain laws and regulations in connection with investments made by foreign-invested enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Moreover, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent trade policy initiatives announced by the United States administration against the PRC may adversely affect our business.

On August 14, 2017, the President of the United States issued a memorandum instructing the U.S. Trade Representative (“USTR”) to determine whether to investigate under section 301 of the U.S. Trade Act of 1974 (Trade Act), laws, policies, practices, or actions of the PRC government that may be unreasonable or discriminatory and that may be harming U.S. intellectual property rights, innovation, or technology development. Based on information gathered in that investigation, the USTR published a report on March 22, 2018 on the acts, policies and practices of the PRC government supporting findings that such are unreasonable or discriminatory and burden or restrict U.S. commerce.

On March 8, 2018, the President exercised his authority to issue the imposition of significant tariffs on imports of steel and aluminum from a number of countries, including the PRC. Subsequently, the USTR announced an initial proposed list of 1,300 goods imported from the PRC that could be subject to additional tariffs and initiated a dispute with the World Trade Organization against the PRC for alleged unfair trade practices. The President has indicated that his two primary concerns to be addressed by the PRC are (i) a mandatory $100 billion reduction in the PRC/U.S. trade deficit and (ii) limiting the planned $300 billion PRC government support for advanced technology industries including artificial intelligence, semiconductors, electric cars and commercial aircraft. On June 15, 2018, the President announced that the U.S. would go ahead with tariffs on $50 billion worth of Chinese goods, including agriculture and industrial machinery, which prompted the PRC government to consider imposing tariffs on $50 billion worth of goods from the U.S., including beef, poultry, tobacco and cars. In response to the PRC’s proposed retaliatory measures, the President announced on June 19, 2018 that the U.S. would compile a list of $200 billion in China goods for levies should the PRC move forward with their proposed tariffs. On August 7, 2018, the U.S. announced a tariff of 25% on approximately $16 billion worth of mostly industrial goods from China, including tractors, plastic tubes and antennas, which went into effect on August 23, 2018. In response, on August 8, 2018, China announced a 25% tariff on $16 billion worth of US goods, including large passenger cars, motorcycles, chemical items and diesel fuel, which also went into effect on August 23, 2018. On September 7, 2018, the President warned that he was prepared to impose tariffs on another $267 billion of Chinese goods, which in addition to the other previously announced tariffs, would cover virtually all of China’s imports into the U.S.   Despite a September 12, 2018 invitation by the U.S. to China to restart trade talks, which China has welcomed, the President has instructed his administration to proceed with a 10% tariff on Chinese goods worth $200 billion, which China intends to match with tariffs on $60 billion of US goods.

In addition to the proposed retaliatory tariffs, the President has also directed the U.S. Secretary of the Treasury to develop new restrictions on PRC investments in the U.S. aimed at preventing PRC-controlled companies and funds from acquiring U.S. firms with sensitive technologies. Congress is currently considering new legislation, the Foreign Investment Risk Review Modernization Act, to modernize the restrictive powers imposed by the Committee on Foreign Investment in the United States.

This evolving policy dispute between the PRC and the U.S. is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or product for whom we develop software solutions, or significant groups of companies or a particular industry, will not be adversely affected by any governmental actions taken by either the PRC or the U.S., perhaps materially. In view of the positions of the respective trade representatives, it is not possible to predict with any certainty the outcome of this dispute or whether it will involve other agencies or entities brought in to resolve the policy differences of the two countries.

Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company.

We are a holding company and may rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders to the extent we choose to do so, to service any debt it may incur and to pay our operating expenses. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of our after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of our registered capital. Appropriations to the employee welfare funds are at the discretion of the board of directors of Borqs Beijing. These reserves are not distributable as cash dividends.

In addition, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, dividends paid to us by our PRC subsidiaries are subject to withholding tax. Currently, the withholding tax rate is 10.0% (subject to reductions by the relevant tax treaties, if applicable).

Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To date, our PRC subsidiaries have not paid dividends to us out of their accumulated profits. In the future, we do not expect to receive dividends from our PRC subsidiaries because the accumulated profits of these PRC subsidiaries are expected to be used for their own business or expansions. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiaries could materially increase our tax liabilities.

Preferential tax treatments and incentives granted to our PRC subsidiaries by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentives currently available to them will cause their effective tax rate to materially increase, which will decrease our net income and may adversely affect our financial condition and results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation, or the SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, where a non-resident enterprise transfers taxable assets, through the offshore transfer of a foreign intermediate holding company, the non-resident enterprise, being the transferor, maybe subject to PRC enterprise income tax, if the indirect transfer is considered to be an arrangement which does not have a reasonable commercial purpose to circumvent enterprise income tax payment obligations. In addition, Public Notice 7 further provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or Announcement 37, which became effective on December 1, 2017. The Announcement 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of our ordinary shares by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and other non-resident enterprises in our group may be subject to filing obligations or being taxed if we and other non-resident enterprises affiliated with us are transferors in such transactions, and may be subject to withholding obligations if we and other non-resident enterprises affiliated with us are transferees in such transactions, under Public Notice 7 and Announcement 37. For the transfer of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and Announcement 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we and other non-resident enterprises affiliated with us should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and Announcement 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and Announcement 37, our income tax costs associated with such transactions will be increased in the event that we are a transferee of such transactions, which may have an adverse effect on our financial condition and results of operations. Heightened scrutiny over acquisition transactions by the PRC tax authorities may also have a negative impact on potential acquisitions we may pursue in the future.

It is unclear whether we will be considered a PRC “resident enterprise” under the EIT Law and, depending on the determination of our PRC “resident enterprise” status, we may be subject to 25.0% PRC enterprise income tax on our worldwide income, and holders of our ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ordinary shares.

The EIT Law and our Implementing Regulations, both of which became effective on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The Implementing Regulations of the EIT Law define the term “de facto management bodies” as a body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the SAT issued the Notice Regarding Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, certain PRC-controlled enterprises will be classified as “resident enterprises” if all of the following conditions are met: (a) the senior management and core management departments in charge of our daily operations function have their presence mainly in the PRC; (b) our financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) our major assets, accounting books, company seals, and minutes and files of our board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Further, the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82. The State Administration of Taxation issued an amendment to Circular 82 delegating the authority to our provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014.

Although Circular 82, our amendment and Bulletin No. 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Bulletin No. 45 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion.

If we are treated as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income, as well as PRC enterprise income tax reporting obligations. Our income such as interest on other non-PRC sourced income may be subject to PRC enterprise income tax at a rate of 25.0%. In addition, although under the EIT Law and our Implementing Rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot assure you that such dividends will not be subject to a 10.0% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Furthermore, if we are considered a PRC resident enterprise under the EIT Law, shareholders who are deemed non-resident enterprises may be subject to the PRC enterprise income tax at the rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our ordinary shares, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but our income derived from China has no real connection with such establishment or premises. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC resident enterprise shareholders, or if any gains realized from the transfer of our ordinary shares by our non-PRC resident enterprise shareholders are subject to the PRC enterprise income tax, your investment in our ordinary shares could be materially and adversely affected.

In addition, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider dividends we pay with respect to our shares and the gains realized from the transfer of our shares to be income derived from sources within the PRC, it is possible that such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%. If we are required under PRC tax laws to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares, the value of your investment in our ordinary shares may be materially and adversely affected.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10.0% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income or the Hong Kong Tax Treaty, which became effective on August 21, 2006, a company incorporated in Hong Kong, such as Borqs Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from our PRC subsidiary if it holds a 25.0% or more interest in that particular PRC subsidiary at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. In February 2018, the SAT issued the Announcement on Issues Relating to Beneficial Owners under Tax Treaties, or the SAT Announcement 9, which became effective from April 1, 2018 and supersedes the Notice on Interpretation and Determination of Beneficial Owners under Tax Treaties issued by the SAT on October 27, 2009 (or the Circular 601) and the Announcement Regarding Recognition of Beneficial Owners under Tax Treaties released by the SAT on June 29, 2012 (or the Announcement 30). Pursuant to Announcement 9, applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements and the SAT Announcement 9. “Beneficial Owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “Beneficial Owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

As a result, although our PRC subsidiary, Borqs Beijing, is currently wholly owned by Borqs Hong Kong, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5.0% rate applicable under the Hong Kong Tax on dividends. If Borqs Hong Kong cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the conversion of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive part of our revenue in Renminbi. Under our current corporate structure, our British Virgin Islands holding company primarily relies on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, accumulated after-tax profits generated from the operations of Borqs Beijing in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval from SAFE to use cash generated from the operations of our PRC subsidiaries to pay off any debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at our discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. Dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. Dollar, and the RMB appreciated more than 20.0% against the U.S. Dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. Dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. Dollar. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent months the RMB has depreciated significantly against the U.S. Dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

Approximately half of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that it needs to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares. Furthermore, a significant depreciation of the RMB against the U.S. dollar may have a material adverse impact on our cash flow in the event we need to convert our RMB into U.S. dollars to repay our U.S. dollar denominated payment obligations.

PRC regulations relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on October 26, 2005, or Circular 75, requiring PRC residents, including PRC resident individuals and PRC companies, to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” The PRC resident individuals include not only PRC citizens, but also foreign natural persons who habitually reside in China due to economic interests. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which replaced the Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Under Circular 37, a PRC resident who is a foreign nature person is not required to complete the registration if he/she uses assets outside China or equity interests in offshore entities to special purpose vehicles. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Circular 13, which became effective on June 1, 2015. In accordance with Circular 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 37 and Circular 13 and to register with the local SAFE branch as required under Circular 37 and Circular 13 as applicable. As of the date of this prospectus, we are aware that a few of our natural person shareholders who are not PRC citizens may otherwise be deemed as PRC residents pursuant to the definitions under the SAFE regulations, but we are not aware that any of them uses assets inside China or equity interest in PRC companies to invest in the Company. Before the issuance of Circular 37, we had attempted to submit applications to the Beijing branch of SAFE for such individual shareholders in accordance with Circular 75, but those applications were not accepted by the Beijing branch of SAFE because those individuals are not PRC citizens. After Circular 37 became effective, we understand these individuals are not required to conduct the registrations since they do not use assets within China or equity interests in PRC companies to invest in the Company. We cannot assure you, however, that the SAFE’s opinion will be the same as our opinion and all of these individuals can successfully complete required filings or updates on a timely manner, or at all in the event these individuals required to conduct the filings. Besides, we have issued and may in future issue shares to certain PRC citizens for the purpose of acquisition of other companies and we have or will request them to register with the local SAFE branch as required under Circular 37 and Circular 13. We cannot assure you, however, that the all of these individuals can successfully complete required filings or updates on a timely manner, or at all. Furthermore, as there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any further regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We can provide no assurance that we currently are, and we will in the future continue to be, fully informed of identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 37 and Circular 13 or other related rules in a timely manner. Any failure or inability by any of our shareholders or beneficial owners who are PRC residents to comply with SAFE regulations may subject them to fines or other legal sanctions, such as potential liability for our PRC subsidiaries and, in some instances, for their legal representatives and other liable individuals, as well as restrictions on our ability to contribute additional capital into our PRC subsidiaries or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-denominated loans from our offshore holding companies. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under these rules, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or our local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of our participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our employee stock incentive plans are subject to these regulations. If we or our PRC option grantees fail to comply with these regulations, we or our PRC option grantees may be subject to fines and other legal or administrative sanctions. We plan to process the SAFE application for our ESOP within the year 2018.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but it cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or the MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. A draft Foreign Investment Law drafted by the MOFCOM and the National Development and Reform Commission, or the NDRC, has been included in the list of draft laws submitted to the Standing Committee of the National People’s Congress for deliberation under the 2018 Legislation Plan of the State Council. However, it is uncertain when the draft would be signed into law and whether the draft version submitted for deliberation or the final version would have any substantial changes from the draft version published by the MOFCOM. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the Ministry of Commerce before being established. An FIE is prohibited from conducting business in an industry subject to foreign investment “prohibitions” in the “negative list”. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us with respect to our MVNO business, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the telecommunication business, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs.

Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The enforcement of the labor laws and other labor-related regulations in the PRC may adversely affect our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and revised on December 28, 2012. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must pay severance to an employee where a labor contract is terminated or expires, with certain exceptions. In addition, the government has continued to introduce various new labor-related regulations after the effectiveness of the Labor Contract Law. Among other things, it is required that that annual leave ranging from five to 15 days be made available to employees and that the employee be compensated for any untaken annual leave days in the amount of three times of the employee’s daily salary, subject to certain exceptions. As a result of these regulations designed to enhance labor protection and increasing labor costs in China, our labor costs have increased. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations. Our failure to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws may subject us to late payment penalties. If we are subject to such penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse those assets, our business and operations could be materially and adversely affected.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Under PRC law, legal documents for corporate transactions, including contracts and leases that our business relies upon, are executed using “corporate chops,” which are instruments that contain either the official seal of the signing entity or the signature of a legal representative whose designation is registered and filed with the State Administration for Industry and Commerce, or SAIC.

Our PRC subsidiaries generally execute legal documents with corporate chops. One or more of our corporate chops may be used to, among other things, execute commercial sales or purchase contracts, procurement contracts and office leases, open bank accounts, issue checks and to issue invoices. We believe that it has sufficient controls in place over access to and use of the chops. Our chops, or chops, including the chops at headquarters level and of each PRC subsidiary, are kept securely at our legal department under the direction of the executive officers at vice president level or higher. Use of chops requires proper approvals in accordance with our internal control procedures. The custodian at our legal department also maintains a log to keep a detailed record or each use of the chops.

However, we cannot assure you that unauthorized access to or use of those chops can be prevented. Our designated employees who hold the corporate chops could abuse their authority by, for example, binding us to contracts against our interests or intentions, which could result in economic harm, disruption or our operations or other damages to them as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with us asserted that we did not act in good faith under such circumstances, then we could incur costs to nullify such contracts. Such corporate or legal action could involve significant time and resources, while distracting management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If a designated employee uses a chop in an effort to obtain control over one or more of our PRC subsidiaries, we would need to take legal action to seek the return of the applicable chop(s), apply for a new chop(s) with the relevant authorities or otherwise seek legal redress for the violation of their duties. During any period where we lose effective control of the corporate activities of one or more of our PRC subsidiaries as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of those entities could be significantly and adversely impacted.

The financial statements included in this prospectus are audited by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess our compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and our quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on China-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging those firms’ failure to meet specific criteria with respect to requests for the production of documents, we could be unable to timely file our future financial statements in compliance with the requirements of U.S. securities law.

In December 2012, the SEC instituted proceedings against five China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of China-based companies that are publicly traded in the U.S. The SEC has the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. These firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to the firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the U.S. with major Chinese operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from The Nasdaq Stock Market or deregistration from the SEC, which would substantially reduce or effectively terminate the trading of our ordinary shares in the U.S.

Our contractual arrangements may not be as effective in providing control over the variable interest entity as direct ownership.

We rely on contractual arrangements with our variable interest entity to operate our MVNO business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity and our subsidiaries. If we had direct ownership of the variable interest entity, we would be able to exercise our rights as an equity holder directly to effect changes in the board of directors of the variable interest entity, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the board of directors of the variable interest entity and would have to rely on the variable interest entity and the variable interest entity equity holders to perform their obligations in order to exercise control over the variable interest entity. The variable interest entity equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of us or may not perform their obligations under these contracts. For example, our variable interest entity and our respective equity holders could breach their contractual arrangements with them by, among other things, failing to conduct their operations, including maintaining our websites and using our domain names and trademarks which the variable interest entity has exclusive rights to use, in an acceptable manner or taking other actions that are detrimental to our interests. Pursuant to the call option, we may replace the equity holders of the variable interest entity at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system.

Any failure by our variable interest entity or our equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If our variable interest entity or our equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Although we have entered into exclusive option agreements in relation to the variable interest entity, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into share pledge agreements with respect to the variable interest entity to secure certain obligations of the variable interest entity or our equity holders to us under the contractual arrangements. However, the enforcement of such agreements through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the share pledge agreements are primarily intended to help it collect debts owed to us by the variable interest entity or the variable interest entity equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the variable interest entity.

In addition, although the terms of the contractual arrangements provide that they will be binding on the successors of the variable interest entity equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a variable interest entity equity holder will be subject to or will be willing to honor the obligations of such variable interest entity equity holder under the contractual arrangements. If the variable interest entity or our equity holder (or our successor), as applicable, fails to transfer the shares of the variable interest entity according to the respective exclusive option agreement or share pledge agreement, we would need to enforce our rights under the exclusive option agreement or share pledge agreement, which may be costly and time-consuming and may not be successful. The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entity and our subsidiaries, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our variable interest entity, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

Although the significant majority of our revenues are generated, and the significant majority of our operational assets are held, by our wholly-foreign owned enterprises, which are our subsidiaries, our variable interest entity hold licenses and approvals and assets that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate variable interest entity equity holders to ensure the valid existence of the variable interest entity and restrict the disposal of material assets of the variable interest entity. However, in the event the variable interest entity equity holders breach the terms of these contractual arrangements and voluntarily liquidate the variable interest entity or any of our subsidiary, or any of these entities declares bankruptcy and all or part of our assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the variable interest entity or our subsidiaries, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, our equity holders or unrelated third-party creditors may claim rights to some or all of the assets of such variable interest entity, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the variable interest entity, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entity must act in good faith and in the best interests of the variable interest entity and must not use their respective positions for personal gain. We control our variable interest entity through contractual arrangements and the business and operations of our variable interest entity are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entity and as our directors or employees, and may also arise due to dual roles both as variable interest entity equity holders and as our directors or employees. We cannot assure you that these individuals will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. Moreover, we also cannot assure you that these individuals will ensure that the variable interest entity will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements with our variable interest entity may be subject to scrutiny by the PRC tax authorities. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the variable interest entity or their equity holders owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our variable interest entity, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or variable interest entity and/or variable interest entity equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to the Electric Vehicle Industry

Future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Due to our contemplated acquisition of a controlling position of Shanghai KADI Technologies Co., Ltd (“KADI”), our future prospects are highly dependent upon the timing and pace of consumer adoption of alternative fuel vehicles in general and electric vehicles in particular. The market for alternative fuel vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price and product competition, newly-emerging competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for electric vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicle products.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicle products, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology, and we may suffer a resulting decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology.

Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which would adversely affect our business and operating results.

We believe that much of the present and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue could be harmed.

We may be subject to product liability claims or recalls which could be expensive, damage our reputation or result in a diversion of management resources.

We may be subject to lawsuits resulting from injuries associated with the use of the vehicles in which the modules products of KADI are involved. We may incur losses relating to these claims or the defense of these claims. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future.

We may also be required to participate in recalls involving vehicles with our products, if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. While we do maintain product liability insurance, we cannot assure investors that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on the results of our operations.

Since KADI’s products primarily involve the central control mechanism of electric vehicles, defective designs or defective components parts can cause significant damage or injury, and our liability risks will increase. While we have had no product liability claims to date, we have relatively little experience with these products, and our insurance coverage may not be sufficient to cover potential claims in the future.

Changes to the government subsidy support policies in the PRC and further delays in subsidy payments may have negative impacts on the electric vehicle market.

The subsidy support polices effective as of April 22, 2015 and the newly announced government subsidy support policies available in the PRC effective as of January 1, 2017, call for a 20% of reduction in central government subsidies per car in 2017 from the 2016 level, and a 20% of reduction in the subsidies for purchasers of certain new energy vehicles (except for fuel cell vehicles) in 2019 and 2020 as compared to 2017 subsidies and the total local government subsidy match to be not more than 50% of the total central government subsidies per car. The reduction of subsidies from both the central government and local governments will inevitably increase the costs to the consumers, which may cause temporary pressure for the EV market. The change in subsidy payment methods in 2017 from paid in advance to paid post-sale and any further delay in releasing subsidy payments for the EVs manufactured and sold in the prior years might also cause the adverse effects on the EV market.

Any of the above factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors presently not known to us or that we currently deem immaterial may also impair our business or results of operations. Although the production and sales of finished electric vehicles is subject to certain restrictions, we are not aware of any PRC regulations or proposed regulations that will specifically restrict or limit the electric vehicle component business currently conducted by KADI from foreign participation. As a result, we do not currently expect our pending ownership of KADI, or KADI’s relationships within the electric vehicle industry, to be adversely affected by our foreign ownership structure.

Risks Related to Our Recent Transactions

Our proposed acquisition of KADI may not be completed or may be delayed if we cannot obtain sufficient capital to fund the acquisition.

We have entered into a letter of intent to acquire a 60% equity interest in KADI, a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. We have not yet finalized a definitive agreement to complete this acquisition, but we have made four scheduled cash advances to KADI totaling $600,000 which will be deducted from our initial cash payments to KADI under the definitive agreement being negotiated. We intend to use a portion of the proceeds from this offering to support the funding of the KADI acquisition. As we will not raise enough funds in this offering to fund the acquisition, we are in discussions with KADI to negotiate a modified payment schedule and may need to find alternative funding sources, or else we will not be able to consummate the acquisition of KADI. If the acquisition is not consummated within nine months after signing of the letter of intent, the advance payments will be converted into shares representing five percent of the outstanding capital stock of KADI. There are no termination fees or penalties under the letter of intent.

If we are unable to sign a definitive agreement and complete the acquisition of KADI, our directors, executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the period the transaction was pending and we will have incurred significant third party transaction costs, in each case, without any commensurate benefit. In addition, the current market price of our ordinary shares may reflect a market assumption that the KADI acquisition will occur, and a failure to complete the transaction could result in a negative perception by the market of ours generally and a resulting decline in the market price of our ordinary shares. Any delay in the consummation of the acquisition or any uncertainty about the consummation of the acquisition could also negatively impact our stock price and future business and results of operations.

Even if we complete the acquisition of KADI, we may be unsuccessful at integrating the KADI business.

Our proposed acquisition of KADI involves multiple steps in seeing through the procurement of the supply contract awarded to KADI, and there is no assurance that KADI can satisfy its customer in the delivery of the products at this scale either in time or up to the quality standards acceptable to the customer. Assuming we proceed to enter into a definite agreement with KADI and consummate the proposed acquisition, there is no assurance that we can support KADI with the necessary funds in time for KADI to set up correctly for the manufacturing of the products. These and other factors unforeseen by both the Company and KADI, including but not limited to new competition, can also appear to affect the demand and pricing of the KADI products and ultimately cause our acquisition of KADI to fail. Also, there is no assurance that the management of KADI will successfully integrate with our management team to ensure a smooth operation going forward and to gain the intended benefits of this acquisition.

Dependency on key personnel of KADI.

There is no assurance that the management of KADI will successfully integrate with our management team to realize the intended benefits of the acquisition transaction. The business of KADI is dependent on Mr. Hu Lin, KADI’s chairman and chief executive. In the event that Mr. Lin were unable or unwilling to dedicate his full time to KADI’s business, or if he were to resign or start a competing business, our business and financial results would be adversely affected. KADI has no “key person” insurance on Mr. Lin or any other employee, and no employment agreement with Mr. Lin.

Our repurchase of shares from Zhengqi may adversely affect our liquidity and working capital.

We have agreed to repurchase 966,136 of our ordinary shares from one of our largest shareholders, Zhengqi, at the original purchase price and for an aggregate amount of $10.05 million. The repurchase transaction has not yet completed, and although the purchase price for the transaction has been remitted, the 966,136 repurchase shares currently remain outstanding. This repurchase will limit our available cash and may adversely affect our ability to carry out our operations normally due to this reduction in working capital.

We have been working with Zhengqi to satisfy certain conditions and make necessary arrangements before completing the repurchase, including submitting the shares to the transfer agent for cancellation. We obtained the consent of our existing lenders with respect to the repurchase and anticipate closing the transaction in 2018.  As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow, of which 51,151 shares were placed in the indemnity escrow account established in connection with the merger by and among the Company, Borqs International, Zhengqi and other parties, and 1,227,625 shares were distributed to the former Borqs International shareholders in proportion to their ownership prior to the completion of the business combination on August 18, 2017. The return and cancellation of the 966,136 shares remain in process.

Our repurchase of shares from Zhengqi may trigger litigation by other shareholders.

Our agreement to repurchase shares from Zhengqi was not extended to all investors who purchased shares in the August 2017 private placement. Since we are repurchasing those shares at a premium to current market prices, other purchasers may seek similar treatment. In addition, a minority of our shareholders did not benefit from the return of 1,227,625 escrowed earnout shares to the former Borqs International shareholders on August 3, 2018. Those minority shareholders will receive no direct benefit of proposed repurchase and return, and there is no assurance that those minority holders will not make claims against us. Any such litigation brought by such minority shareholders could be time-consuming and costly, and could materially adversely affect our financial condition and results of operations.

Dependency on Crave and Colmei and financial risks.

Our agreement to purchase shares of Crave and Colmei from the shareholders of those companies may lead us to be more dependent on Crave and Colmei for both components and manufacturing. There is no assurance that Crave and Colmei continue to provide competitive pricing of components and for manufacturing services. There is no assurance that the value of our ownership of Crave and Colmei will not decline, potentially causing a material adverse effect on our financial condition.

Risks Related to This Offering

Since the consummation of our acquisition of Borqs International by way of merger, our ordinary shares have not had an active, liquid trading market, and you may not be able to sell your ordinary shares at or above the public offering price, or at all.

Following the consummation of our acquisition of Borqs International by way of merger, there has not been an active, liquid public market for our ordinary shares. An active trading market for shares of our ordinary shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of ordinary shares at an attractive price, or at all. The public offering price for our ordinary shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ordinary shares at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to expand our business by using our ordinary shares as consideration in an acquisition.

The price of our ordinary shares could be volatile following this offering.

The market price of our ordinary shares following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

●	actual or anticipated variations in our quarterly results of operations;

●	recommendations by securities analysts;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	news reports relating to trends, concerns and other issues in the financial services industry generally;

●	perceptions in the marketplace regarding us and/or our competitors;

●	new technology used, or services offered, by competitors; and

●	changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Our insiders currently own, in the aggregate, approximately 75% of our outstanding ordinary shares and, as a result, are able to exert significant control over matters submitted to shareholders for approval.

After this offering, our officers, directors and shareholders who own more than 5% of our outstanding ordinary shares will, in the aggregate, beneficially own approximately 75% of our outstanding ordinary shares (assuming no exercise by the underwriters of their option to purchase additional shares and that none of such insiders purchase ordinary shares in this offering). As such, our insiders will be able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our memorandum and articles of association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the interests of our other shareholders and investors who acquired ordinary shares in this offering may have no effective voice in the management of our company.

If equity research analysts publish unfavorable commentary or downgrade our ordinary shares, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our ordinary shares. If one or more equity analysts do cover us and our ordinary shares and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our ordinary shares price or trading volume to decline and our ordinary shares to be less liquid.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

We are required to comply with the SEC’s rules implementing Sections 302 and 404(a) of the Sarbanes-Oxley Act, which requires management to certify disclosure controls and procedures and, internal controls over financial reporting in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, we are required to certify our compliance with Section 404(a) of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal controls over financial reporting. Furthermore, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, or we qualify as a smaller reporting company under applicable SEC rules, then our independent registered public accounting firm will be required to attest and report on the effectiveness of our internal controls over financial reporting.

As described elsewhere herein, our management identified a material weakness in our internal controls over financial reporting as of December 31, 2017 relating to our lack of sufficient financial reporting, and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to comply with U.S. GAAP and SEC financial reporting requirements. If we are unable to remediate this material weakness in our internal controls over financial reporting, or if we identify additional material weaknesses in our internal controls over financial reporting, our management will be unable to assert that our internal controls over financial reporting is effective and investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports, which could have an adverse effect on our liquidity, access to capital markets and perceptions of our creditworthiness and/or a decline in the market price of our ordinary shares. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

Future equity issuances could result in dilution, which could cause our ordinary shares price to decline.

We are generally not restricted from issuing additional ordinary shares, and there is no limit to the number of ordinary shares that we are authorized to issue by our memorandum and articles of association. We may issue additional ordinary shares in the future pursuant to current or future equity compensation plans, upon conversions of preferred shares or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling our ordinary shares for any reason, the issuance would have a dilutive effect on the holders of our ordinary shares and could have a material negative effect on the market price of our ordinary shares.

Future sales of our ordinary shares by existing shareholders may cause our ordinary shares price to decline.

If our existing shareholders sell, or indicate an intent to sell, amounts of our ordinary shares in the public market after the contractual lock-up and other legal restrictions on resale lapse, the trading price of our ordinary shares could decline. Based upon shares outstanding as of October 26, 2018, after this offering, assuming the sale of 1,095,890 ordinary shares by us and no exercise by the underwriters of their option to purchase additional shares, approximately 32.4 million ordinary shares will be outstanding. Of these shares, the ordinary shares to be sold in this offering will be freely tradable, unless such shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Certain of our officers, directors and shareholders have entered into lock-up agreements with the underwriters in this offering for a period of 180 days following the date of this prospectus, unless certain conditions are met. An aggregate of 17,087,467 shares held by directors, each such shareholder a beneficial owner of more than 5% of our ordinary shares, which number excludes any shares held by Zhengqi, are not subject to any lock-up in connection with this offering.

We have entered into registration rights agreements with holders of approximately 22,668,739 of our ordinary shares which were purchased prior to or in connection with our acquisition of Borqs International, pursuant to which we have agreed, under certain circumstances, to file a registration statement to register the resale of their shares, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration, except for shares purchased or subscribed for by affiliates. We have not registered the resale of these shares in this registration statement, and after the closing of this offering, these holders will continue to be entitled to certain registration rights. As such, upon registration of such shares, a substantial number of our ordinary shares may be sold in the public market, which may cause the trading price of our ordinary shares to decline. We may issue additional preferred shares in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our board also has the power, without shareholder approval, to set the terms of any series of preferred shares that may be issued, including voting rights, dividend rights and preferences over our ordinary shares with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred shares in the future that have preference over our ordinary shares with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of the holders of our ordinary shares or the market price of our ordinary shares could be adversely affected. In addition, the ability of our Board to issue preferred shares without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

There is no public market for the Warrants to purchase our ordinary shares being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the warrants will be limited.

The warrants are speculative in nature. You may not be able to recover your investment in the warrants, and the warrants may expire worthless.

If our ordinary shares price does not increase to an amount sufficiently above the applicable exercise price of the warrants during the period the warrants are exercisable, you will be unable to recover any of your investment in the warrants. There can be no assurance that the market price of the ordinary shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Holders of the warrants will have no rights as holders of ordinary shares until they acquire our ordinary shares.

Until you acquire our ordinary shares upon exercise of the warrants, you will have no rights with respect to our ordinary shares issuable upon exercise of the warrants, including the right to vote or respond to tender offers. Upon exercise of your warrants, you will be entitled to exercise the rights of a holder of ordinary shares only as to matters for which the record date occurs after the exercise date.

Shareholders who exercise their registration rights may be entitled to certain remedies if we fail to register their shares when requested.

We have entered into registration rights agreements with holders of approximately 22,668,739 of our ordinary shares which were purchased prior to or in connection with our acquisition of Borqs International, pursuant to which we have agreed, under certain circumstances, to file a registration statement to register the resale of their shares, as well as to cooperate in certain public offerings of such shares. We have not registered the resale of these shares in this registration statement as we do not believe the conditions to register such shares have been met, including a requirement by the underwriters that the holders agree to lock up their shares in connection with this offering. However, such holders are entitled to bring claims against us if we fail to comply with the terms of the registration rights agreements, including our obligation to register the resale of any eligible shares when requested. The results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities or financial condition.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

We have not made a determination as to whether we would be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our preceding taxable year nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. A foreign (non-U.S) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Depending on the amount of cash or cash equivalents we currently hold and the amount of cash we raise in this offering, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Taxation – General”) held an ordinary share or warrant, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation – U.S. Federal Income Taxation – U.S. Holders – Passive Foreign Investment Company Rules.”

We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, which we intend to take advantage of.

We will remain an “emerging growth company” for up to five years following the acquisition of Borqs International by way of merger unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any January 1 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our ordinary shares less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements in the sections captioned “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and elsewhere. Any and all statements contained in this prospectus that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this prospectus may include, without limitation, statements regarding the plans and objectives of management for future operations, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

Market acceptance of our products and services;

Competition from existing products or new products that may emerge;

The implementation of our business model and strategic plans for our business and our products;

Estimates of our future revenue, expenses, capital requirements and our need for financing;

Our financial performance;

Current and future government regulations;

Developments relating to our competitors; and

Other risks and uncertainties, including those listed under the section titled “Risk Factors.”

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this prospectus to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this prospectus in conjunction with the discussion under the caption “Risk Factors,” our financial statements and the related notes thereto in this prospectus, and other documents which we may file from time to time with the SEC.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, our business, and the market for our solutions, including market position, market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and reports. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that our gross proceeds from this offering will be approximately $4.0 million based on the sale of 1,095,890 ordinary shares and warrants to purchase 1,095,890 ordinary shares in this offering at an assumed public offering price of $3.65. We estimate that we will receive net proceeds of approximately $3 million, or approximately $3.5 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

A $0.50 increase or decrease in the assumed public offering price of $3.65 per share would increase or decrease the expected net cash proceeds of the offering to us by approximately $0.5 million. An increase or decrease of 500,000 in the assumed number of ordinary shares sold in this offering would increase or decrease the expected net cash proceeds to us by approximately $1.7 million, assuming the public offering price of $3.65 per share.

We intend to use part of the net proceeds from this offering for the acquisition of a controlling stake in KADI. Pursuant to our existing letter of intent with KADI, the purchase price for such controlling stake includes a payment of $14.5 million, comprised of cash to be paid to KADI in the amount of $1.5 million in 2018, $2.0 million in 2019, $1.0 million in 2020 and $1.0 million in 2021(and including $600,00 which was already advanced to KADI in the first half of 2018) for working capital and purchases of equipment, and $3.3 million in Borqs’ ordinary shares to be issued to the selling shareholders of KADI based on achievement of net income targets for the years 2018, 2019, 2020 and 2021. For 2018, we had anticipated to provide $2.1 million (including $600,000 that has already been advanced in the first half of 2018) to KADI to service the Espirit supply contract, of which approximately $1.1 million is anticipated to be used for capital expenditures, and $1 million is anticipated to be used for working capital needs. We are in discussions with KADI to negotiate a modified payment schedule in the event that the proceeds raised in this offering are insufficient to fund the acquisition of KADI. We intend to use part of the net proceeds from this offering to fund research and development activities and for general corporate purposes, including funding for our working capital needs.

As of the date of this prospectus and except as explicitly set forth herein, we cannot specify with certainty all of the particular uses of the net proceeds from this offering. Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short-term interest-bearing investment grade instruments.

MARKET PRICE OF OUR ORDINARY SHARES

The following table sets forth, for the periods indicated, the high and low intra-day sales prices of our ordinary shares reported on The Nasdaq Stock Market.

	Low	High
Fiscal Year ended December 31, 2016
First Fiscal Quarter	$9.86	$10.20
Second Fiscal Quarter	$10.00	$10.43
Third Fiscal Quarter	$10.06	$11.20
Fourth Fiscal Quarter	$10.20	$13.00
Fiscal Year ended December 31, 2017
First Fiscal Quarter	$10.25	$10.40
Second Fiscal Quarter	$10.25	$10.50
Third Fiscal Quarter	$5.10	$10.50
Fourth Fiscal Quarter	$4.00	$6.02
Fiscal Year ending December 31, 2018
First Fiscal Quarter	$5.41	$10.00
Second Fiscal Quarter	$5.20	$9.80
Third Fiscal Quarter (through November 5, 2018)	$3.65	$5.60

The last reported sale price for our ordinary shares on Nasdaq on November 5, 2018 was $4.00 per share. As of November 6, 2018, there were approximately 270 holders of record of our ordinary shares, not including any persons who hold their ordinary shares in “street name”.

Dividend Policy

We have never declared or paid any cash dividends on our shares, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our ordinary shares will be at the discretion of our Board and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities and capitalization as of June 30, 2018 on an:

●	actual basis; and

●	as adjusted basis to give effect to the sale of 1,095,890 ordinary shares and Warrants to purchase 1,095,890 ordinary shares by us in this offering based upon the receipt by us of the estimated net proceeds from this offering at an assumed public offering price of $3.65 per share and Warrant, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming (i) the underwriters do not exercise the over-allotment option, (ii) no value is attributed to Warrants included in the public offering price per ordinary shares and Warrants we are offering by this prospectus or the Representative’s Warrants, and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds.”

The as adjusted information below is illustrative only, and our cash, cash equivalents, and marketable securities, additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering will be adjusted based on the actual public offering price, the actual number of ordinary shares that we sell in this offering and other terms of the offering determined at the pricing of this offering. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2018
	Actual	As Adjusted(1)
	(US$ in thousands)
Cash and cash equivalents	1,305	3,958
Shareholders’ equity:
Ordinary shares, no par value per share; unlimited authorized, 31,307,522 shares issued and 31,303,350 outstanding, actual and 32,403,412 and 32,399,240 shares as adjusted	-	$-
Additional paid-in capital	124,058	127,114
Statutory reserve	2,156	2,156
Accumulated deficit	(71,482)	(71,885)
Accumulated other comprehensive loss	(1,494)	(1,494)
Noncontrolling interest	(449)	(449)
Total shareholders’ equity	52,789	55,442
Total capitalization	133,627	136,280

The number of ordinary shares to be outstanding after this offering is based on 31,307,522 issued and 31,303,350 ordinary shares outstanding as of June 30, 2018, and excludes:

●	2,686,629 ordinary shares issuable upon the exercise of stock options outstanding as of June 30, 2018, with a weighted-average exercise price of $5.12 per share; and

●	1,095,980 ordinary shares issuable upon the exercise of Warrants to be issued in this offering, with assumed exercise price of $3.83 per share.

(1)	Each $0.50 increase (decrease) in the assumed public offering price of $3.65 per share and warrant, would increase (decrease) our cash, cash equivalents and marketable securities, total shareholders’ equity and total capitalization by approximately $0.5 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase (decrease) of 500,000 shares in the number of shares and warrant offered by us would increase (decrease) the amount of our cash, cash equivalents and marketable securities, total shareholders’ equity and total capitalization by approximately $1.7 million, assuming a public offering price of $3.65 per share and warrant, after deducting estimated underwriting discounts and commissions payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

●	3,558,104 ordinary shares issuable upon the exercise of warrants (See “Description of Securities — Warrants”);

●	The cancellation of 966,136 shares when the Zhengqi repurchase transaction is completed;

●	3,757,884 ordinary shares reserved for future issuance under our 2017 Equity Incentive Plan, or Incentive Plan, as of June 30, 2018; and

●	640,000 ordinary shares issuable upon the exercise of EarlyBirdCapital’s purchase option (See “Description of Securities — Purchase Option”).

●

Ordinary shares issuable upon the exercise of a Warrant issued to Maxim Group LLC in connection with this offering equal to 4% of the total number of ordinary shares sold in the offering (See “Underwriters — Representative’s Warrants”).

Our Incentive Plan also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive Compensation — Employee Benefit Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

●	no exercise or cancellation of outstanding options or vesting of RSUs subsequent to June 30, 2018; and

●	no exercise by the underwriters of their option to purchase up to an additional ordinary shares in this offering (equivalent to 15% of the total ordinary shares sold in this offering).

DILUTION

If you purchase ordinary shares in this offering, assuming no value is attributed to the Warrants issued in this offering and the Representative’s Warrants, you will experience dilution to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our ordinary shares immediately after this offering. The net tangible book value of our ordinary shares on June 30, 2018 was $31.5 million, or $1.01 per share. Net tangible book value per share is equal to the amount of consolidated total assets, less intangible assets, goodwill and consolidated total liabilities, divided by number of ordinary shares outstanding. Such calculation does not reflect any dilution associated with sale and exercise of Warrants to be issued in this offering or exercise of the Representative’s Warrants.

After giving effect to the assumed sale by us of an aggregate of 1,095,890 ordinary shares and Warrants to purchase 1,095,890 ordinary shares in this offering at an assumed public offering price of $3.65 per ordinary share and Warrant, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no value is attributed to the Warrants to be issued in this offering and the Representative’s Warrants, our as adjusted net tangible book value as of June 30, 2018 would have been $34.2 million, or $1.05 per ordinary share and warrant.

This represents an immediate increase in net tangible book value of $0.16 per share to existing stockholders and an immediate dilution of $2.58 per share to new investors purchasing ordinary shares in this offering. The following table illustrates this per share dilution assuming no value is attributed to the Warrants to be issued in this offering and the Representative’s Warrants:

Assumed public offering price per share	$3.65
Net tangible book value per share as of June 30, 2018	$1.01
As adjusted net tangible book value per share as of June 30, 2018 after giving effect to this offering	$1.05
Dilution per share to investors participating in this offering	$2.60

Each $0.50 increase (decrease) in the assumed public offering price of $3.65 per ordinary share and warrant would increase (decrease) our as adjusted net tangible book value after this offering by $1.05 million, or $0.02 per share and warrant, and the dilution per share to new investors by $0.02 per share and warrant, assuming that the number of ordinary shares and warrants offered by us, as set forth above, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares and warrants we are offering from the number of ordinary shares and warrants set forth above. An increase (decrease) of 500,000 ordinary shares and warrants in the number of ordinary shares and warrants offered by us from the number of ordinary shares and warrants set forth above would increase (decrease) our as adjusted net tangible book value after this offering by $1.7 million, or $0.04 per share and warrant, and the dilution per share and warrant to new investors by $0.04 per share and warrant, assuming that the public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ordinary shares and warrants that we offer in this offering, and other terms of this offering determined at pricing.

The number of ordinary shares reflected in the discussion and table above is based on 31,307,522 ordinary shares issued and 31,303,350 outstanding as of June 30, 2018 and excludes certain shares (See “Capitalization”).

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three and six months ended June 30, 2017 and 2018, and the selected consolidated balance sheet data as of June 30, 2017 and 2018, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the consolidated financial and other data set forth below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Statement of Operations:

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Net revenues:
Software	22,468	14,912	11,212	3,499	1,624	6,583	3,880
Hardware	32,647	70,536	111,021	11,122	47,018	32,801	95,136
MVNO	16,007	29,309	30,118	6,987	7,220	12,919	14,729
Others	3,950	5,829	1,956	521	477	1,036	850

Total net revenues	75,072	120,586	154,307	22,129	56,339	53,339	114,595

Cost of revenues
Software	(12,699)	(7,491)	(7,247)	(1,612)	(668)	(3,942)	(1,437)
Hardware	(26,101)	(57,452)	(96,247)	(10,008)	(42,535)	(29,246)	(85,934)
MVNO	(16,225)	(28,784)	(22,836)	(4,533)	(5,247)	(9,820)	(10,308)
Others	(2,980)	(1,709)	(811)	(288)	(180)	(488)	(351)
Total cost of revenues	(58,005)	(95,436)	(127,141)	(16,441)	(48,630)	(43,496)	(98,030)

Total gross profit	17,067	25,150	27,166	5,688	7,709	9,843	16,565

Operating expenses:
Sales and marketing expenses	(7,359)	(5,874)	(7,952)	(1,646)	(1,665)	(2,985)	(3,347)
General and administrative expenses	(4,883)	(10,042)	(20,753)	(2,599)	(2,260)	(4,157)	(5,356)
Research and development expenses	(7,206)	(5,742)	(6,443)	(1,184)	(1,452)	(1,476)	(2,341)
Changes in the fair value of warrant liabilities	-	(12)	(200)	-	-	(161)	-

Total operating expenses	(19,448)	(21,670)	(35,348)	(5,429)	(5,377)	(8,779)	(11,044)

Other operating income	3,094	1,760	272	1	-	267	-

Operating income (loss)	713	5,240	(7,910)	260	2,332	1,331	5,521

Interest income	61	65	14	8	2	10	8
Interest expense	(156)	(797)	(1,877)	(524)	(1,117)	(1,143)	(1,362)

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Other income	208	114	633	51	14	354	53
Other expense	(35)	(59)	(121)	(158)	(2)	(276)	(47)
Foreign exchange gain (loss)	855	692	(779)	(156)	633	(333)	259

Profit (loss) before income taxes	1,646	5,255	(10,040)	(519)	1,862	(57)	4,432
Income tax (expense) benefit	(851)	(2,659)	(2,319)	(446)	146	(890)	(1,037)
Net income (loss)	795	2,596	(12,359)	(965)	2,008	(947)	3,395

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2017	2017	2018	2017	2018
	(US$ in thousands)
Less: net (loss) income attributable to noncontrolling interests	(1,316)	(632)	210	197	178	119	366
Net income (loss) attributable to Borqs Technologies, Inc.	2,111	3,228	(12,569)	(1,162)	1,830	(1,066)	3,029
Add: accretion to redemption value of Convertible Redeemable Preferred Shares	(2,417)	(976)	(6,956)	(150)	-	(448)	-
Allocation to holders of Preferred Shares	-	(2,252)	-	-	-	-	-
Net loss attributable to ordinary shareholders	(306)	-	(19,525)	(1,312)	1,830	(1,514)	3,029

(Loss) earnings per share:
Basic	(0.07)	0.00	(1.52)	(0.31)	0.07	(0.36)	0.11
Diluted	(0.07)	0.00	(1.52)	(0.31)	0.07	(0.36)	0.11

Shares used in (loss) earnings per share computation:
Basic	4,224,090	4,224,725	12,842,671	4,259,898	26,830,514	4,243,964	26,613,800
Diluted	4,224,090	4,224,725	12,842,671	4,259,898	27,675,005	4,243,964	27,585,851
Net income (loss)	795	2,596	(12,359)	(965)	2,008	(947)	3,395
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,491)	(1,575)	2,207	546	(2,397)	851	(1,005)
Other comprehensive (loss) income, net of tax of nil	(1,491)	(1,575)	2,207	546	(2,397)	851	(1,005)
Comprehensive (loss) income	(696)	1,021	(10,152)	(419)	(389)	(96)	2,390
Less: comprehensive (loss) income attributable to noncontrolling interest	(1,519)	(730)	298	197	100	119	348
Comprehensive income (loss) attributable to the Borqs Technologies, Inc.	823	1,751	(10,450)	(616)	(489)	(215)	2,042

Balance Sheet:

	December 31,		June 30,
	2016	2017	2018
	(US$ in thousands)
Balance Sheet Data
Current assets	58,079	119,531	88,797
Total assets	78,030	148,732	133,627
Current liabilities	50,487	92,748	62,235
Total liabilities	64,519	101,727	80,838
Shareholders’ (deficit) equity	(55,351)	47,005	52,789
Total liabilities and shareholders’ equity	78,030	148,732	133,627

Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this prospectus to “we,” “us” or the “Company” refer to Borqs Technologies, Inc. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this prospectus including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of this prospectus. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) focuses on software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Pursuant to the Company’s acquisition of Borqs International Holding Corp (“Borqs International”) by way of merger, which completed on August 18, 2017, Borqs International became a wholly-owned subsidiary of the Company, with the Company adopting the business of Borqs International and its consolidated subsidiaries going forward and reporting the historical consolidated financial statements of Borqs International on future SEC filings as those of the Company, which was renamed Borqs Technologies, Inc.

Our Connected Solutions BU works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. Our activities with Intel have reduced over the last two years due to Intel’s strategy to exit the mobile industry, and there are no material agreements with Intel on which we are substantially dependent. For the year 2017, Intel was no longer a customer of the Company. However, our activities with Qualcomm have increased over the last two years, including developmental work on chipsets for mobile devices and wearable products.

Our MVNO BU provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

The Connected Solutions BU represented 73.4%, 70.9% and 79.2% of our net revenues in the years ended December 31, 2015, 2016 and 2017, respectively. In the years ended December 31, 2015, 2016 and 2017, Borqs generated 85%, 93% and 86%, respectively, of its net revenues from customers headquartered outside of China and 15%, 7% and 14%, respectively, of its net revenues from customers headquartered within China. As of June 30, 2018, Borqs had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14 million units worldwide.

We have dedicated significant resources to research and development, and has research and development centers in Beijing, China and Bangalore, India. As of June 30, 2018, 350 of our 509 employees were technical professionals dedicated to platform research and development and product specific customization.

On January 8, 2018, we entered into a letter of intent to acquire a 60% equity interest in Shanghai KADI Technologies Co., Ltd (“KADI”), a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. We are currently negotiating a definitive agreement to acquire such equity interest for an aggregate of $11.7 million in cash to be paid to KADI and ordinary shares with an agreed-upon value of $3.3 million to be issued to selling shareholders of KADI based on achievement of net income targets for the years 2018, 2019 and 2020. For 2018, we had anticipated to provide $7.7 million to KADI to service the Espirit supply contract, of which approximately $4 million is anticipated to be used for capital expenditures, and $3.7 million is anticipated to be used for working capital needs. We are in discussions with KADI to negotiate a modified payment schedule in light of the fact that the proceeds raised in this offering are insufficient to fund the acquisition of KADI.

KADI is not a customer or a supplier of Borqs. In accordance with the letter of intent, we have made four scheduled cash advances to KADI totaling $600,000 which will be deducted from our initial cash payments to KADI under the definitive agreement being negotiated. If this transaction is not consummated within nine months after signing of the letter of intent, the advance payments will be converted into shares representing five percent of the outstanding capital stock of KADI. There are no termination fees or penalties under the letter of intent.

We have achieved significant growth since inception in 2007. Net revenues increased from $75.1 million in 2015 to $120.6 million in 2016 and $154.3 million to 2017. We recorded net income of $0.8 million and $2.6 million in the years 2015 and 2016, respectively. For the year ended December 31, 2017, we had a net loss of $12.4 million, which included non-cash merger related costs of $14.5 million. We recorded a net income of $2.0 million in the three months ended June 30, 2018 and a net income of $3.4 million in the six months ended June 30, 2018, as compared with a net loss of $965, 000 in the three months ended June 30, 2017 and a net loss of $947,000 in the six months ended June 30, 2017.

Key Factors Affecting Results of Operations

The Connected Solutions BU represented 73.4%, 70.9% and 79.2% of our net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. For the years ended December 31, 2015, 2016 and 2017, we generated 85%, 93% and 86% of our net revenues from customers headquartered outside of China and 15%, 7% and 14% of our net revenues from customers headquartered within China. As of June 30, 2018, we had collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 14 million units worldwide.

Revenue mix impacts our overall gross profit and gross margin. In particular:

Connected Solutions BU. Revenue from product sales is the largest component of Connected Solutions BU revenue. Product sales gross margin is primarily affected by competition cost of components and intellectual property royalties. Gross margin for engineering design fees and software royalties tends to be higher because the associated cost of revenues is less and pricing is less subject to competitive pressure. In addition, because product sales and software royalties are generally calculated on a per-unit basis, our revenue will vary depending upon the volume of product sales. Engineering design fees are generally not related to volume of product sales.

Connected Solutions BU net revenues and gross profits are affected by general factors in the highly competitive mobile industry, such as shifts in consumer preferences and customer demands, technological innovations, competing mobile operating systems, and pricing trends. Results are also affected by developments in the Android platform and software market specifically, such as Google’s continued support of the Android platform, continued availability of a free and open source software license for that platform, continued deployment of the Android platform, and continued outsourcing of software development to third party providers. Unfavorable changes in any of these factors could affect market demand for our solutions and materially adversely affect our revenues and results of operations.

Revenues and gross profit in the Connected Solutions BU are also affected by Company-specific factors, including:

●	We rely on a limited number of customers for a significant portion of our net revenues, particularly our relationship with a customer that is a prominent mobile chipset manufacturer. We also rely on this mobile chipset manufacturer from a strategic viewpoint, since products that we develop for this customer may also be scaled to other mobile device OEM customers. We devote a significant portion of our research and development resources to this effort. Our results of operations would be significantly harmed if our collaboration with this customer was to decline or its Android-related product development efforts were not successful.

●	Our ability to grow our net revenues depends on our ability to expand our customer base, both in terms of number of customers and geographic concentration, and increase the number of projects we undertake for existing and new customers. Our ability to do so depends on the success of our products and services and those of our customers, and on our marketing and sales performance.

●	Our ability to maintain our position as one of the largest independent Android platform software company will require us to continue to strengthen our technology expertise and capabilities by focusing our research and development to maintain technology leadership and offer advanced Android platform software and service solutions on our customers’ demanding timelines. In addition, our ability to grow our revenues will largely depend on how quickly we and our customers can roll out new products and services.

●	Competing successfully in the Android platform and software market requires us to maintain a competitive pricing structure, including labor costs and operating expenses. Competition for software engineers is intense, particularly in mainland China and in India.

MVNO BU. Gross margin of the MVNO BU is affected by the wholesale rates obtained from the incumbent operator, as well as the competition in the market. Over time, we expect wholesale rates generally decline due to competition and newer technologies (e.g. 4G, 4.5G, and 4.75G).

MVNO BU revenues and gross profit are affected by general factors in the mobile telecom industry in China, such as the voice/data pricing trends offered by other MVNOs and incumbent operators. We enter into profit sharing arrangements with franchisees, under which franchisees receive a percentage of profits on sales of bundled services as they are used by the consumers. Profit sharing amounts are recognized as selling expenses, and limited discounts provided by franchisees to consumers are recognized as reductions of revenue in accordance with ASC 605-50. Competitive factors in voice/data pricing could affect the demand for our MVNO services and affect our mobile subscriber growth, which could materially and adversely affect our revenues and result of operations. MVNO BU revenues and gross profit are also directly affected by Company-specific factors, including:

●	The bulk wholesale rates for voice and data service. We rely on China Unicom, the incumbent operator, to provide us with attractive and competitive bulk wholesale rates of voice-per-minute and MB-of-data to compete with our competitors.

●	The Chinese government policy on MVNO services. We rely on China’s government to continue to grant us a license to operate the MVNO services.

The aggregate amount of cash and cash equivalent and restricted cash are not materially affected by currency fluctuations because the majority of our revenues are denominated in U.S. Dollars based on contracts made in Hong Kong and the Cayman Islands. Financings from sales of equity and working capital loans are denominated in U.S. Dollars and executed in Hong Kong and the Cayman Islands, and repayments have been made in U.S. Dollars outside of China, thus not requiring approval from the PRC State Administration of Foreign Exchange. The MVNO business, and small amounts of Connected Solutions BU activities within China, generate revenue in Renminbi. Personnel and personnel-related expenses are primarily paid in Renminbi, and costs of components used in Connected Solutions BU hardware revenues are primarily paid in U.S. Dollars. As of June 30, 2018, we held total $1.3 million cash on a consolidated basis.

Results of Operations

The following table sets forth a summary of the Company’s consolidated results of operations for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

Comparisons of Years Ended December 31, 2015, 2016 and 2017

	For the Year Ended December 31,
Consolidated Statement of Operations Data:	2015	2016	2017
	(US$ in thousands)
Net revenues	75,072	120,586	154,307
Cost of revenues	(58,005)	(95,436)	(127,141)
Gross profit	17,067	25,150	27,166

Operating expenses	(19,448)	(21,670)	(35,348)
Other operating income	3,094	1,760	272
Operating income (loss)	713	5,240	(7,910)

Other income (expense)	933	15	(2,130)
Profit (loss) before income taxes	1,646	5,255	(10,040)

Income tax expense	(851)	(2,659)	(2,319)
Net income (loss)	795	2,596	(12,359)

Less: net (loss) income attributable to noncontrolling interests	(1,316)	(632)	210
Net income (loss) attributable to Borqs Technologies, Inc.	2,111	3,228	(12,569)

Comparisons of Three and Six Months Ended June 30, 2017 and 2018

	For Three Months Ended June 30,		For Six Months Ended June 30,
Consolidated Statement of Operations Data:	2017	2018	2017	2018
	(US$ in thousands)
Net revenues	22,129	56,339	53,339	114,595
Cost of revenues	(16,441)	(48,630)	(43,496)	(98,030)
Gross profit	5,688	7,709	9,843	16,565

Operating expenses	(5,429)	(5,377)	(8,779)	(11,044)
Other operating income	1	-	267	-
Operating income	260	2,332	1,331	5,521

Other expenses	(779)	(470)	(1,388)	(1,089)
(Loss) profit before income taxes	(519)	1,862	(57)	4,432

Income tax (expense) benefit	(446)	146	(890)	(1,037)
Net (loss) income	(965)	2,008	(947)	3,395

Less: net income attribute to noncontrolling interests	197	178	119	366
Net (loss) income attribute to Borqs Technologies, Inc.	(1,162)	1,830	(1,066)	3,029

Accretion to redemption value of Convertible Redeemable Preferred Shares	(150)	-	(448)	-
Net (loss) income attributable to ordinary shareholders	(1,312)	1,830	(1,514)	3,029

We experienced a net profit of $0.8 million in 2015 and a net profit of $2.6 million in 2016. For 2017, we had a net loss of $12.4 million before deduction for noncontrolling interests, which included non-cash merger related costs of $14.5 million.

We had a net income of $2 million and a net loss of $965,000 for the three months ended June 30, 2017 and 2018, respectively. We had a net income of $3.4 million and a net loss of $947,000 for the six months ended June 30, 2018 and 2017, respectively.

We had significant increases in the delivery of connected products for worldwide customers in the first and second quarters of 2018.

Net Revenues

Our net revenues represent our gross revenues, less business taxes and other deductions. Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues consist primarily of monthly recurring revenue.

For 2015, Connected Solutions BU net revenues was $55.1 million and MVNO BU net revenues was $19.9 million.

For 2016, Connected Solutions BU net revenues was $85.4 million and MVNO BU net revenues was $35.1 million, compared to $55.1 million and $20.0 million in 2015, respectively. Connected Solutions BU net revenues increased 55.0% from 2015 to 2016. MVNO BU net revenue increased 76.1% from 2015 to 2016.

For 2017, Connected Solutions BU net revenues was $122.2 million, an increase of 43.0% over 2016, and MVNO BU net revenues was $32.1 million, a decrease of 8.7% from 2016.

The following table presents the percentage of total net revenues from Connected Solutions BU and the MVNO BU, respectively, for the years indicated.

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
Connected Solutions BU	55,115	73.4%	85,448	70.9%	122,233	79.2%
MVNO BU	19,957	26.6%	35,138	29.1%	32,074	20.8%
Net revenues	75,072	100.0%	120,586	100.0%	154,307	100.0%

For the three months ended June 30, 2018, Connected Solutions BU net revenues were $48.6 million and MVNO BU net revenues were $7.7 million, compared to $14.6 million and $7.5 million, respectively, for the same period in 2017. Connected Solutions BU net revenues increased 232.7% for the three months ended June 30, 2018 from the same period in 2017. MVNO BU net revenues increased 2.5% for the three months ended June 30, 2018 from the same period in 2017. Total net revenues increased 154.6% for the second quarter of 2018 from the corresponding period in 2017.

For the six months ended June 30, 2018, Connected Solution BU net revenues were $99.0 million and MVNO BU net revenues were $15.6 million, compared to $39.4 million and $14.0 million, respectively, for the same period in 2017. This represented increase in Connected Solutions BU net revenues of 151% and MVNO BU of 12% in the first six months of 2018 over the same period in 2017.

	For Three Months Ended June 30,
	2017	2018
	US$	US$	%
	(US$ in thousands)
Connected Solutions BU	14,621	48,642	232.7%
MVNO BU	7,508	7,697	2.5%
Net revenues	22,129	56,339	154.6%

Within the MVNO BU, the net revenues for the MVNO operation itself, including traditional telephony activities, increased to $7.7 million in the second quarter of 2018 from $7.5 million for the same period in 2017. The Company designed a new security check and activation system that simplified the sales procedure. Using this new activation system within our MVNO services, we were able to overcome the effect from tightened security measures for SIM card activation.

Net Revenues — Connected Solutions BU — Years ended December 31, 2015, 2016 and 2017

Connected Solutions BU net revenues consist of engineering design fees, software royalties and product sales. MVNO BU net revenues consist primarily of monthly recurring revenue.

BorqsWare software platform solutions are based on the Company’s core proprietary software and include base chipset software supporting various radio network chipsets and application processors, commercial grade software to differentiate the Android platform for our customers and mobile operator required services. BorqsWare software platform solutions are embedded directly into connected devices. We generate revenues from our BorqsWare software platform solutions by charging our customers a product fee for project-based design contracts and/or a service fee for research and development services on a time and material basis, depending upon the nature of the contracts we entered into with our customers. In addition, we charge usage-based royalties in a majority of our project-based software contracts, which royalties are determined based on the customer’s volume of sales of products in which a mobile chipset or connected device with BorqsWare software platform solutions embedded.

As discussed more fully under “— Critical Accounting Policies and Estimates — Revenue Recognition — Project-Based Software Contracts,” the Company’s project-based software contracts include post-contract support, or PCS, where the customer has the right to receive unspecified upgrades/enhancements on a when-and-if available basis. Since we are unable to establish vendor-specific objective evidence of fair value of post contract services, or PCS, revenues from project-based software contracts are recognized on a straight-line basis over the longest expected delivery period of undelivered elements of the arrangement, which is typically the PCS period. Project-based software contracts that include PCS, which have a typical PCS period of 12 months, range from six to 36 months. As a result of this revenue recognition method, some portion of the net revenues we report in each period is recognition of deferred revenues from contracts entered into in prior periods and for which the research and development and engineering work has already been completed. In addition, a majority of the project-based software contracts provide for usage-based royalties. We recognize royalties upon the receipt of quarterly usage reports provided by customers.

The following table sets forth our net revenues, as well as the components of such revenues, for the periods indicated, both in absolute amount and as a percentage of total net revenues:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
Software	22,468	40.8%	14,912	17.5%	11,212	9.2%
Hardware	32,647	59.2%	70,536	82.5%	111,021	90.8%
Connected Solutions BU net revenues	55,115	100.0%	85,448	100.0%	122,233	100%

Software

Software net revenues were $22.5 million, $14.9 million and $11.2 million in 2015, 2016 and 2017, respectively, representing 40.8%, 17.5% and 9.2% of Connected Solutions BU net revenues. The $7.6 million decrease in 2016 over 2015 mainly reflected decreases in software engineering activities completed for customers in 2015 as well as the recognition of PCS delivered during 2016 for projects completed in 2015. We account for software engineering contracts applying the completed contract method, recognizing the entire software project fixed fees ratably over the PCS service periods. PCS service periods are generally 12 months, with ranges from six months to three years, and commences upon completion of customer acceptance of the completed software projects. The $3.7 million decline in software net revenues in 2017 from 2016 was mainly attributable to an overall decrease in software engineering project sales.

Hardware

Hardware net revenues were $32.6 million, $70.5 million and $111.0 million in 2015, 2016 and 2017, respectively, representing 59.2%, 82.5% and 90.8% of Connected Solutions BU net revenues. The $37.9 million increase in 2016 and the $40.5 million increase in 2017 reflected the increased volume of sales of products in those periods, particularly in tablets, ruggedized handsets, and high speed data smartphones and home entertainment remote controls.

All hardware sales were contracted and made to order, and our sales were final without taking returns. Small percentages of replacement units and parts were provided to customers and those costs were included in cost of revenues. We provide engineering design work as specified by our customers, and production begins after the customer accepts the design. We are responsible for procurement of all components, materials and tooling, and for selection of third-party factories for product assembly. Revenue is recognized when products are shipped to the customer. We are not engaged in the marketing and distribution of the hardware products.

Customer Concentration

We were initially focused on research and development efforts for providing BorqsWare software platform solutions to mobile device OEMs. We have since leveraged our deep technology expertise to provide BorqsWare software platform solutions to mobile chipset manufacturers and mobile operators. The following table sets forth net revenues by type of customer, both in absolute amount and as a percentage of net revenues for the periods presented:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
Mobile device OEMs	38,622	70.1%	70,536	82.5%	111,021	90.8%
Mobile Chipset Vendors	14,491	26.3%	14,912	17.5%	11,212	9.2%
Mobile Operators	2,002	3.6%	-	0.0%	-	0.0%
Connected Solutions BU Net Revenues	55,115	100.0%	85,448	100.0%	122,233	100%

We expect our net revenues from mobile device OEMs to continue to grow as we develop more connected devices, especially IoT products.

Supplier Concentration

For our Connected Solutions BU, we rely on several suppliers for components and materials, and for our MVNO BU, we rely solely on China Unicom for supply of voice calling minutes, texting and data related services. The following table sets forth our purchases from the key suppliers for good and services, both in absolute amount and as a percentage of our direct costs for the periods presented:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)

China Unicom	13,745	23.7%	25,937	27.2%	17,088	13.4%
Quanta Computer Inc.	18,489	31.9%	23,480	24.6%	12,848	10.1%
Crave International Holdings	-	0.0%	-	0.0%	57,005	44.9%
China Great Wall Computer (Shenzhen) Co. Ltd	-	0.0%	14,202	14.9%	-	0.0%
SBCK Corp	-	0.0%	11,325	11.9%	-	0.0%
Shenzhen Haihong Tianyuan Microelectronics Co. Ltd	4,021	6.9%	-	0.0%	-	0.0%
Total purchases from key suppliers, and as percentage of direct costs	36,255	62.5%	74,944	78.6%	86,941	68.4%

Other than in the case of Reliance which requires us to fill their orders using components from Qualcomm, we purchase from suppliers on a non-exclusive basis. We are not bound by any minimum purchase commitments or other obligations to our suppliers and are able to source products and services at the most competitive prices available from various suppliers on an as needed basis. The above figures for Crave International Holdings included the value of Qualcomm components.

Geographic Concentration

The following table sets forth our net revenues from customers based on location of the customer’s headquarters, both in absolute amount and as a percentage of net revenues. These figures do not take into account the geographic location of end-users of customer products:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
China	8,485	15.4%	6,076	7.1%	17,687	14.5%
India	7,949	14.4%	25,126	29.4%	70,421	57.6%
United States	14,978	27.2%	34,526	40.4%	23,312	19.1%
Rest of the world	23,703	43.0%	19,720	23.1%	10,813	8.8%
Net revenues	55,115	100.0%	85,448	100.0%	122,233	100.0%

The Company net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2015 to 2017, revenues from customers with headquarters in China declined slightly, and we engaged a significant new customer in India during the second half of 2016 and this customer continued to place orders with us in 2017.

Net Revenues — Connected Solutions BU — Three and Six Months Ended June 30, 2017 and 2018

The following table sets forth the Connected Solutions BU net revenues, as well as the components of such revenues, for the periods indicated, in absolute amount and as a percentage of total net revenues:

	For Three Months Ended June 30,
	2017		2018
	US$	%	US$	%
	(US$ in thousands)
Software	3,499	23.9%	1,624	3.3%
Hardware	11,122	76.1%	47,018	96.7%
Connected Solutions BU net revenues	14,621	100%	48,642	100%

Software

Software net revenues were $3.5 million and $1.6 million for the three months ended June 30, 2017 and 2018, respectively, representing 23.9% and 3.3% of Connected Solutions BU net revenues in those periods. For the six months ended June 30, 2017 and 2018, software net revenues were $6.6 million and $3.9 million, respectively.

The decrease primarily reflected the exit by one of the Company’s major chip manufacturer clients from the Android based product platform.

Hardware

Hardware net revenues were $11.1 million and $47.0 million for the three months ended June 30, 2017 and 2018, respectively, representing 76.1% and 96.7% of Connected Solutions BU net revenues in those periods. For the six months ended June 30, 2017 and 2018, hardware revenues were $32.8 million and $95.1 million, respectively, representing 83.3% and 96.1% of Connected Solutions BU net revenues in those periods.

The 322.7% increase in hardware net revenues in the second quarter of 2018 (which increase accounts for the aggregate of 232.7% increase in overall Connected Solutions BU net revenues) primarily reflects an increase in hardware product orders from the emerging markets in Asia.

All hardware sales were made to order in writing. Small percentages of replacement units and parts were provided to customers and those costs were included in cost of revenues. We provide engineering design work as specified by our customers, and production begins after the customer accepts the design. We are responsible for procurement of all components, materials and tooling, and for the selection of third-party factories for product assembly. Revenue is recognized when products are shipped to the customer, and payment is generally made within 30 to 60 days after shipment. We are not engaged in the marketing and distribution of the hardware products.

Net Revenues — MVNO BU

The MVNO BU provides a full range of 2G/3G/4G mobile communication services to consumers, as well as some traditional commercial telephony services. In 2014, the MVNO BU entered into a business agreement with China Unicom, the incumbent mainland China mobile network operator to obtain bulk access to network services at wholesale rates in 2014. The MVNO BU has its own brand in mainland China, “Yuantel.” MVNO BU net revenues, consisting of “MVNO” and “Other” revenues are entirely from mainland China. “Other” revenues are primarily related to traditional commercial telephony services, such as conference call services.

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
MVNO	16,007	80.2%	29,309	83.4%	30,118	93.9%
Other	3,950	19.8%	5,829	16.6%	1,956	6.1%
MVNO BU net revenues	19,957	100.0%	35,138	100.0%	32,074	100%

We started the MVNO services in late 2014 and experienced significant growth in our MVNO BU net revenues from 2015 to 2016, reflecting increasing sales of bundled services, the minor decrease of net revenue in 2017 as we expect sales of MVNO services to growth at a modest rate in future periods while traditional commercial services revenues will remain stable.

	For Three Months Ended June 30,
	2017	2018
	US$	US$
	(US$ in thousands)
MVNO	6,987	7,220
Other	521	477
MVNO BU net revenues	7,508	7,697

We expect sales of MVNO services to increase at a modest rate in future periods while traditional commercial services revenues will remain stable. As discussed above, governmental policies requiring heightened security checks for authentication of PRC identification cards at the point of sales of SIM cards continue to have an impact on our subscription activities.

For the six months ended June 30, 2017 and 2018, MVNO BU net revenues were $14.0 and $15.6 million, respectively.

Cost of Revenues

Cost of Connected Solutions BU revenues primarily consists of personnel and personnel-related costs associated with engineering projects paid for by customers, and costs of hardware components used to manufacture products. Cost of MVNO BU revenues primarily consists of wholesale traffic fees, paid to the incumbent operator, based on traffic consumed by subscribers to the MVNO network. The incumbent operator also charges us a minimum wholesale tariff based on the number of mobile phone numbers issued to the Company.

The following table sets forth cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for Connected Solutions BU revenue and MVNO BU revenue:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
Connected Solutions BU	38,800	66.9%	64,943	68.0%	103,494	81.4%
MVNO BU	19,205	33.1%	30,493	32.0%	23,647	18.6%
Total cost of revenues	58,005	100.0%	95,436	100.0%	127,141	100.0%

Connected Solutions BU cost of revenues increased from $38.8 million in 2015 to $64.9 million in 2016 and $103.5 million in 2017. These increases were attributable to the similar trend of increases in our volume of hardware connected products sales during these years.

Cost of MVNO BU revenues increased from $19.2 million in 2015 to $30.5 million in 2016 and decrease to $23.6 million in 2017, generally in line with the expansion of the MVNO BU over that period from the initiation of the MVNO BU in the second half of 2014. As MVNO BU revenue increases, the cost of revenue of the MVNO BU generally increases as well. Cost of MVNO BU revenue decreased to $23.6 million in 2017 due to increased security requirements at the point of sales of signing up new mobile customers as stipulated by the Ministry of Industry and Information Technology (“MIIT”) of China.

	For Three Months Ended June 30,
	2017	2018
	US$	US$
	(US$ in thousands)
Connected Solutions BU	11,620	43,203
MVNO BU	4,821	5,427
Total cost of revenue	16,441	48,630

Connected Solutions BU costs of revenues were $11.6 million and $43.2 million for the three months ended June 30, 2017 and 2018, respectively. These increases were generally in line with the associated revenues. For the six months ended June 30, 2017 and 2018, Connected Solution BU costs of revenues were $33.2 million and $87.4 million, respectively.

MVNO BU cost of revenues was $4.8 million and $5.4 million for the three months ended June 30, 2017 and 2018, respectively. MVNO BU costs of revenues were generally proportional to MVNO BU revenues. For the six months ended June 30, 2017 and 2018, MVNO BU cost of revenues were $10.3 million and $10.7 million, respectively.

Gross Profit and Gross Margin

Gross profit represents net revenues less cost of revenues. Gross margin represents gross profit as a percentage of revenues.

Our gross profits were $17.1 million in 2015, $25.2 million in 2016 and $27.2 million in 2017, with the breakdown between the Connected Solutions BU and MVNO BU as follows:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	(Gross Profit in thousands, Gross Margin in %)
Connected Solutions BU	16,315	29.6%	20,505	24.0%	18,739	15.3%
MVNO BU	752	3.8%	4,645	13.2%	8,427	26.3%
Total	17,067	22.7%	25,150	20.9%	27,166	17.6%

Connected Solutions BU gross margin was 29.6%, 24.0% and 15.3% for 2015, 2016 and 2017, respectively, while MVNO BU gross margin was 3.8%, 13.2% and 26.3% for 2015, 2016 and 2017, respectively. MVNO BU gross margin was on an upward trend through 2017 as the MVNO business gradually gained economic scale after its launch in late 2014.

Connected Solutions BU gross profits include gross profits from software projects and gross profits from hardware projects. As shown in the following table, software gross profits remained relatively stable from 2015 through 2017, while hardware gross profits increased as customers increasingly demanded a comprehensive solution including software design through final commercial product.

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	(Gross Profit in thousands, Gross Margin in %)
Software	9,769	43.5%	7,421	49.8%	3,965	35.4%
Hardware	6,546	20.1%	13,084	18.5%	14,774	13.3%
Total	16,315	29.7%	20,505	24.0%	18,739	15.3%

Software projects are further categorized as design, royalty and service projects, reflecting the nature of the work:

●	Design projects consist primarily of non-recurring engineering fees for which we provide customized work according to our clients’ required functionalities and needs;

●	Royalty projects consist of per unit royalties based on customer usage of our previously completed software products; and

●	Service projects where our engineers perform engineering services following the instructions of the customers, charging them hourly fees on full time equivalent basis.

Our gross profits were $5.7 million and $7.7 million for the three months ended June 30, 2017 and 2018, respectively. The breakdown between the Connected Solutions BU and MVNO BU gross profit and gross margin was as follows:

	For Three Months Ended June 30,
	2017		2018
	US$	%	US$	%
	(Gross Profit in thousands, Gross Margin in %)
Connected Solutions BU	3,001	20.5%	5.439	11.2%
MVNO BU	2,687	35.8%	2,270	29.5%
Total	5,688	25.7%	7,709	13.7%

Connected Solutions BU gross margins were 20.5% and 11.2% for the three months ended June 30, 2017 and 2018, respectively, while MVNO BU gross margins were 35.8% and 29.5% for the three months ended June 30, 2017 and 2018, respectively. Despite significant volume increase in our Connected Solutions BU activities in the second quarter of 2018, its gross margin decreased because large orders from customers usually demanded more competitive pricing and also due to component shortages during the period, causing increase in component prices while the selling price of the products were fixed; the MVNO BU gross margin decreased as governmental policies requiring heightened security checks for authentication of PRC identification cards at the point of sales of SIM cards continued to have an impact on our subscription activities and also due to a temporary lack of beauty numbers (e.g. phone numbers with multiple digits of “8”) which carry a high margin. The Company mitigated some of the adverse regulatory impact by designing a new security check and activation system that simplified the sales procedure.

Our overall gross margin decreased from 25.7% to 13.7% in the second quarter of 2018 from a year ago.

For the six month periods ended June 30, 2017 and 2018, Connected Solution BU gross margins were 15.7% and 11.8%, respectively; and MVNO BU gross margins were 26.1% and 31.6%, respectively.

Our overall gross margin decreased from 18.5% to 14.5% for the six months ended June 30, 2018 from a year ago.

Connected Solutions BU gross profit include gross profit from software projects and gross profit from hardware projects, as shown in the following table:

	For Three Months Ended June 30,
	2017	2018
	US$	US$
	(Gross Profit in thousands)
Software	1,887	956
Hardware	1,114	4,483
Total	3,001	5,439

Operating Expenses

Our operating expenses principally consist of research and development expenses, selling and marketing expenses, and general and administrative expenses. The following table sets forth operating expenses for the periods indicated, both in absolute amount and as a percentage of net revenues:

	For the year ended December 31,
	2015		2016		2017
	$	As % of Revenue	$	As % of Revenue	$	As % of Revenue
	($ in thousands)
Research and development expenses	(7,206)	9.6%	(5,742)	4.8%	(6,443)	4.2%
Sales and marketing expenses	(7,359)	9.8%	(5,874)	4.9%	(7,952)	5.2%
General and administrative expenses	(4,883)	6.5%	(10,042)	8.3%	(20,753)	13.4%
Changes in fair value of warrant liabilities	-	0.0%	(12)	0.0%	(200)	0.1%
Total	(19,448)	25.9%	(21,670)	18.0%	(35,348)	22.9%

	For Three Months Ended June 30,
	2017	2018
	US$	US$
	($ in thousands)
Research and development expenses	1,184	1,452
Sales and marketing expenses	1,646	1,665
General and administrative expenses	2,599	2,260
Changes in the fair value of warrant liability	-	-
Total	5,429	5,377

Research and Development Expenses

Research and development expenses include payroll, employee benefits and other headcount-related expenses associated with the development of the BorqsWare software platform, as well as outsourcing and third party service expenses. Research and development expenses also include rent, depreciation and other expenses for platform development and other projects that are not customer-specific.

Research and development expenses increased to $1.5 million for the three months ended June 30, 2018 from $1.2 million in the same period in 2017. A significant portion of our design activities were directly expensed as cost of revenue when our hardware project revenue was recognized. Research and development expenses for the six months ended June 30, 2017 and 2018 were $1.5 million and $2.3 million, respectively.

Selling and Marketing Expenses

Selling and marketing expenses include payroll, employee benefits and other expenses relating to our sales and marketing personnel, travel, rent and other expenses relating to our marketing activities, including entertainment and advertising. For the MVNO BU, we pay our franchisees commission to sell products, which are recognized as selling and marketing expenses.

Selling and marketing expenses decreased from 2015 to 2016 mainly because of the franchisees commission of the MVNO BU. In 2016 and 2017, selling and marketing expenses increased from 4.9% to 5.2% of net revenues due to higher revenue from hardware customers. We expect our selling and marketing expenses to increase in absolute terms as we expand our sales and marketing efforts.

Selling and marketing expenses decreased by $0.02 million to $1.67 million for the three months ended June 30, 2018, from $1.65 million from the same period in 2017. The decrease was primarily due to our MVNO’s commission sharing structure. Selling and marketing expenses for the six months ended June 30, 2017 and 2018 were $3.0 million and $3.3 million, respectively.

General and Administrative Expenses

Our general and administrative expenses include payroll, employee benefits, professional fees, rent, travel and other administrative costs.

General and administrative expenses increased from 2015 to 2016 due to expenses to support the huge growth in MVNO BU. In 2016 and 2017, general and administrative expenses slightly decreased due to expenses associated with decreased headcount to support the MVNO BU, and professional fees. From 2016 to 2017, these expenses increased from 8.3% to 13.4% of net revenues. We expect our general and administrative expenses to increase in absolute terms now that we are a public company and as we continue to grow, but to decrease over time as a percentage of net revenues as net revenues increase.

Despite the recognition of a $1 million attorney fee due to the arbitration case with Samsung as described in Note 16 of the Accompanying Notes to the Financial Statement for the quarter ended June 30, 2018, our general and administrative expenses were still lower at $2.3 million as compared to $2.6 million for the same quarter last year. The reduction in general and administrative expenses was primarily due to the reduction in headcount. General and administrative expenses for the six months ended June 30, 2017 and 2018 were $4.2 million and $5.4 million, respectively.

Other Operating Income

We received subsidies from local government authorities as financial support for certain technology development projects. These subsidies are classified as “Other operating income”. We recognized $3.1 million, $1.8 million, and $0.3 million of other operating income in 2015, 2016 and 2017, respectively.

Subsidies are recorded as a liability when received and recognized as other operating income when the related projects are completed and the subsidies are not subject to future return. Under the requirements of the government subsidies, we are obligated to make progress on the related technology development projects, based on the timetable established by the government authorities, and to appropriately allocate the government subsidies for various purposes.

We recognized $1,000 and nil for the three months ended June 30, 2017 and 2018, respectively. Other operating income for the six months ended June 30, 2017 and 2018 were $267,000 mill and nil, respectively.

Income Tax Expense

Our effective tax rate was 52%, 51% and -23% for 2015, 2016 and 2017, respectively. The fluctuation from 2016 to 2017 was primarily due to the fact that the loss experienced by certain of our subsidiaries in 2015 and 2016 could not be used to offset gains in other subsidiaries within the same jurisdiction.

For the three months ended June 30, 2018, we had tax benefit amounts of $146,000. Our actual tax rates have been higher than the statutory rates because losses experienced by certain of our subsidiaries could not be used to offset gains in other subsidiaries within the same jurisdiction. For the six months ended June 30, 2017 and 2018, we recorded $0.9 million and $1.0 million in income tax expenses, respectively.

Transaction-related Expenses

Advisory, financing, integration and other transaction costs directly related to our acquisition of Borqs International by way of merger totaled $15.3 million, including $8.8 million in share-based compensation expense related to ordinary shares issued to the financial advisors. Share-based compensation charges related to the Borqs International stock option plan were also reported in the three months ended September 30, 2017 because that plan did not allow for exercising of options until Borqs International became a public traded entity. When our acquisition of Borqs International by way of merger was completed, all vested options under the Borqs International stock option plan were valued and expensed at the closing price per share of our ordinary shares on The Nasdaq Stock Market on the day of the merger.

Liquidity and Capital Resources

Cash used in operating activities for the year ended December 31, 2017 was $15.0 million and primarily consisted of net loss of $12.4 million but adding back non-cash items including non-recurring share-based compensation due to historical option charges and merger related share-based expenses of $14.7 million and amortization of intangible assets of $3.9 million, together with depreciation of property and equipment of $0.7 million. Cash used in operating assets and liabilities included cash used by increase in restricted cash of $2.3 million, increase in accounts receivable of $37.5 million, increase in prepaid expenses of $12.1 million, decrease in deferred revenue of $5.1 million, and increase in inventory of $4.3 million. Cash was provided by the increase in accounts payable of $27.0 million, increase of $5.2 million in accrued expenses, increase in advance from customers of $3.6 million, and increase in deferred income tax benefit of $0.9 million.

Cash used in investing activities for the year ended December 31, 2017 was $8.1 million, which included $7.2 million used in software engineering costs that were capitalized.

Cash provided by financing activities for the year ended December 31, 2017 was $31.9 million, which included short-term borrowings of $10.5 million, less repayment of short-term borrowings of $4.8 million, increase in long-term borrowings of $2.0 million, less repayment of long-term borrowings of $2.6 million, plus the issuance of Series E convertible redeemable preferred shares and Series E-1 convertible preferred shares of $9.0 million and cash received from the merger with Pacific Special Acquisition Corp. of $18.0 million.

Cash generated from operating activities for the six months ended June 30, 2018 was $1.55 million.

Cash used in investing activities for the six months ended June 30, 2018 was $2.55 million which was mainly used in the development of software assets for both our Connected Solutions BU and MVNO BU in the amount of $3.87 million and repayment from a third-party loan brought in $1.47 million.

Cash used in financing activities for the six months ended June 30, 2018 was $10.1 million which included prepayment for repurchase of shares of $10.1 million, obtained long-term borrowings of $3.0 million, repayment of long-term borrowings of $2.0 million, obtained short-term borrowings of $1.1 million, and repayment of short-term borrowings of $2.1 million.

Our subsidiary Borqs Hong Kong entered into a loan facility for working capital purposes with SSVB on August 31, 2015, as amended, for a revolving loan facility in the maximum amount of $6 million, with a term loan sublimit of $1 million, at 3 month LIBOR plus 3.70% with a maturity date of August 31, 2018 (the “Borqs HK Loan”).   The obligations of Borqs Hong Kong under the Borqs HK Loan are guaranteed by Borqs International, the direct parent company of Borqs Hong Kong, up to a maximum of $6 million (the “BIH Guaranty”). Effective August 31, 2018, we entered into agreements with SSVB to extend the maturity date of the Borqs HK Loan to February 28, 2019. In connection with the extension, interest rate on the Borqs HK Loan increased from 3-month LIBOR plus 3.70% to 1-month LIBOR plus 4% (the “HK Interest Rate”). The penalty interest rate under the Borqs HK Loan for late payments and misappropriation of loan proceeds is the HK Interest Rate plus 5%. Additionally, in the event that the Company conducts a private placement prior to the maturity date, we agreed to pay a success fee to SSVB, which amount shall be between RMB 470,000 and RMB 700,000 (based on the size of the equity raise).

Our subsidiary Borqs Beijing entered into a loan facility for working capital purposes with SSVB on July 20, 2016, as amended, for a revolving loan facility in the maximum amount of RMB 25,000,000 at The People’s Bank of China base interest rate plus 1.65% with a maturity date of August 31, 2018 (the “Borqs Beijing Loan”, together with the Borqs HK Loan, the “SSVB Loans”).  The Borqs Beijing Loan is secured by the accounts receivables of Borqs Beijing pursuant to a Pledge Agreement, dated July 20, 2016, in favor of SSVB until all outstanding indebtedness under the Beijing Loan Agreement is repaid. Effective August 31, 2018, we entered into agreements with SSVB to extend the maturity date of the Borqs Beijing Loan to February 28, 2019. In connection with the extension, the facility amount under the Borqs Beijing Loan decreased from RMB 25 million to RMB 18 million, and the interest rate increased from The People’s Bank of China (“PBOC”) base rate plus 1.65% to the PBOC base rate plus 3.65% (the Beijing Interest Rate). The penalty interest rates under the Borqs Beijing Loan for late payments and misappropriation of loan proceeds is the Beijing Interest Rate plus 50% and the Beijing Interest Rate plus 100%, respectively. Additionally, in the event that the Company conducts a private placement prior to the maturity date, the Company shall pay a success fee to SSVB, which amount shall be between RMB 230,000 and RMB 300,000 (based on the size of the equity raise).

In addition to the BIH Guaranty provided by Borqs International, on August 31, 2018, the Company entered into guarantee agreements with SSVB to guarantee up to $7.2 million of the obligations of Borqs Hong Kong and to guarantee up to RMB21.6 million of the obligations of Borqs Beijing under the SSVB Loans. As of the date of this prospectus, approximately $8.5 million remains outstanding under the SSVB Loans.

On November 20, 2017, we entered into a procurement and sales service agreement (the “Procurement Agreement”) with HHMC Microelectronic Co., Limited (“HHMC”) pursuant to which HHMC would make advances to Borqs International up to a maximum of $5,000,000 to purchase components from third party vendors. For each procurement transaction, Borqs International must make a deposit with the third party vendor equal to 5% of the purchase price for the components. Each advance is subject to a fee of 0.1% per day based on the total amount advanced by HHMC. Advances must be repaid within 90 days of being made available by HHMC, after which the overdue amounts are subject to a penalty of 0.1% per day on the amount outstanding. If the repayment of an advance is overdue by more than 10 days, HHMC has the right to take possession of goods purchased on behalf of Borqs International and apply proceeds from the sale thereof to pay off outstanding advances owed to HHMC. If sale proceeds are insufficient to satisfy all outstanding advances, then any remaining advances outstanding are due and payable within 5 days’ notice from HHMC. All of Borqs International’s obligations under the Procurement Agreement are guaranteed by the Company. The Procurement Agreement had an initial maturity term of three months, which was subsequently extended to May 28, 2018. As of the date of this prospectus, $2.24 million was repaid to HHMC with $2.76 million remaining outstanding under the Procurement Agreement. We are currently in discussions with HHMC for another extension.

We entered into a loan agreement with Partners For Growth V, L.P. (“PFG5”) effective April 30, 2018, for a term loan in the maximum amount of $3 million at an interest rate of 8.0% per annum with a maturity date of April 30, 2021 (the “PFG5 Loan”). On May 16, 2018, after payment of a $45,000 commitment fee to PFG5, $2,955,000 was made available to us for general corporate purposes.  PFG5’s rights under the PFG5 Loan are pari passu with the rights of Partners For Growth IV, L.P. (“PFG4”), a related party of PFG5, under the existing Loan and Security Agreement, dated August 26, 2016, by and between Borqs Hong Kong Limited and PFG4, as amended (the “PFG4 Loan”), which remains in full force and effect according to its terms. Except for increased thresholds with respect to the financial covenants described below, the terms of the PFG5 Loan are substantially similar to those of the PFG4 Loan. Our financial covenants under the PFG5 Loan include the covenants to meet or exceed (i) quarterly revenues (as required to be classified as such under U.S. GAAP) of $32,500,000 and (ii) a three month trailing EBITDA target of $2,000,000, with compliance for each covenant determined as of the last day of each calendar quarter for revenues and each calendar month for EBITDA.

Pursuant to a subordination agreement, effective April 30, 2018, by and between PFG5, Borqs Hong Kong and SSVB, and a subordination agreement, dated August 26, 2016, by and between PFG4, Borqs Hong Kong and SSVB, all of the indebtedness and obligations of Borqs Hong Kong owed to PFG5 and PFG4 are subordinate to the obligations of Borqs Hong Kong owing to SSVB under the SSVB Loans.

We have in the past breached certain financial covenants under our loan agreements with SPD Silicon Valley Bank Co., Ltd. (“SSVB”) and PFG4. Specifically, we failed to meet a monthly quick ratio threshold, under U.S. GAAP basis, for several months in the second, third and fourth quarters of 2017 under the loan agreement with SSVB and a minimum 3-month trailing EBITDA target under the PFG4 loan agreement as of the third quarter of 2017.  Such breach could result in acceleration of the repayment according to the contract term. Therefore, the outstanding balance of $3,032 million was reclassified as current liability as of June 30, 2018. We have not been notified by either lender that they seek to accelerate the loan payments because of such breaches and neither lender has expressly waived such breaches and any resulting defaults.  We are currently negotiating with both lenders to make adjustments to the specific financial covenants to more appropriately reflect the business nature of the Company in 2018 and going forward, particularly allowing for the inclusion of inventories while removing certain non-cash stock based compensation in deriving the covenant ratios.  In the event the lenders choose not to make adjustments to the covenant ratios and consider the occurrence of these breaches as events of default under our current loan agreements, the lenders may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit to us.

We believe that our current cash level and anticipated cash flows from operations will not be sufficient to meet anticipated cash needs for at least the next 12 months, and this Registration Statement is being filed to conduct a public offering of our ordinary shares in the coming months to raise funds to finance our potential acquisition of KADI as well as for general working capital needs. Whether or not the intended public fundraise is successful, we may privately sell additional equity securities, debt securities or borrow from banks and other financial institutions.

In recent periods, our accounts receivable turnover days has have generally fallen in the range of 60 to 90 days. There were no related party accounts receivable as of June 30, 2018.

Cash transfers from our subsidiaries inside China to our subsidiaries outside of China are subject to PRC government control of foreign exchange. Restrictions on the availability of foreign currency may affect the ability of our subsidiaries inside China to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their obligations. See “Risk Factors — Risks Related to Doing Business in China — Our subsidiaries in China are subject to restrictions on making dividends and other payments to it or any other affiliated company” and “Restrictions on foreign currency may limit our ability to receive and use our revenue effectively.”

Critical Accounting Policies

The Company prepares its financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. The Company continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form the basis for making judgments that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of the Company’s accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing the Company’s financial statements. The Company believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, as evidenced by signed contracts, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured.

Project-based Contracts

The Company accounts for revenue from project-based software contracts as “Software” revenue. The Company’s project-based contracts are generally considered multiple element arrangements since they include perpetual software licenses, development services, such as customization, modification, implementation and integration, and post-contract support where customers have the right to receive unspecified upgrades and enhancements on a when-and-if-available basis. Pursuant to ACS 985-605, Revenue Recognition: Software (“ASC 985-605”), given the project-based software contracts require significant customization that are generally completed within one year from the contract dates, the Company accounts for the contracts in conformity with the relevant guidance in ASC 605-35, Revenue Recognition: Contract Accounting, applying the complete contract method.

The Company is unable to establish vendor specific objective evidence of the fair value of post-contract support, and support is the only undelivered element upon completion of software projects, so revenue is recognized ratably over the longest expected delivery period of undelivered elements of the arrangement, which is typically the support term, which ranges from six to 36 months but is generally 12 months, beginning at the completion of final acceptance test. Costs incurred to complete the software projects are deferred to match revenue recognition.

When the Company is entitled to receive on-going usage-based royalties determined based on sales of chips or mobile devices, the royalties are recognized according to the customers’ usage reports, generally on a quarterly basis.

Service Contracts

The Company provides research and development services to certain customer to develop software where fees are charged on a time and material basis and the Company is not responsible for the outcome of such development projects. The revenue is recognized as the “Software” revenue as the services are delivered.

Connected Devices Sales Contracts

The Company accounts for revenue from sales of connected devices as “Hardware” revenue. Revenue is recognized when sale of each final hardware product to the customers are delivered.

Warranty is provided to all connected device customers as an integral part of the product sales. The Company has determined that the likelihood of claims arising from warranties is remote, based on historical experience. The basis for the warranty accrual is reviewed periodically based on actual experience.

MVNO Subscriber Usage Payment

The Company’s MVNO subscribers pay a fee based on the actual minutes of voice call made, megabytes of data consumed, number of SMS/MMS sent and supplementary services (e.g. caller-ID display) subscribed. These are considered as “MVNO” revenue. The Company is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. Revenue is recognized when the services are actually used.

Traditional Telecom Services

The Company provides traditional telecom services such as voice conferencing services and 400 toll free services. These are considered as “Others” revenue and are recognized based on the actual consumption by customers.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

We adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “interest expense” and “other expenses,” respectively, in the consolidated statements of comprehensive loss.

Uncertainties exist with respect to the application of the EIT Law and its implementation rules to the Company’s operations, specifically with respect to tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The EIT Law’s implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. On April 22, 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, was issued. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further the Administrative Measures of Enterprise Income Tax of Chinese controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin No. 45, took effect on September 1, 2011, and provides more guidance on the implementation of Circular 82.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50.0% of voting board members or senior executives habitually reside in the PRC. In addition, Bulletin No. 45 provides clarification in resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese-controlled offshore- incorporated enterprise, the payer should not withhold 10% income tax when paying certain Chinese-sourced income, such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC or foreign individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Despite the uncertainties resulting from limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC are tax residents under the EIT Law. If one or more of its legal entities organized outside of the PRC were characterized as PRC tax residents, the Company’s results of operations would be materially and adversely affected.

Recent Accounting Pronouncements

Refer to Note 2, Summary of Significant Accounting Policies - Recent accounting pronouncements, of the notes to our consolidated financial statements included in this prospectus for information regarding the effect of newly adopted accounting pronouncements on our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources that are material to investors.

Related Party Transactions

(a) Related parties

Names of related parties	Relationship
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group but exited from the mobile chipset activities.
Qualcomm Global Trading PTE, Ltd. (“Qualcomm”) and its affiliates	A substantial shareholder of the Group*

* Upon consummation of the Merger, the entity ceased to be a substantial shareholder of the Group

(b) Other than disclosed elsewhere, The Group had the following significant related party transactions for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
	(US$ in thousands)
Software services provided to:
Intel Corporation	6,204	271	-
Intel (China) Co., Ltd.	5	9	-
Intel Asia-Pacific Research and Development Ltd.	328	119	-
Intel (China) Research Center Co., Ltd.	-	57	-

Hardware sold to:
Intel Corporation	55	-	-

(c) The Group had the following related party balances as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	(US$ in thousands)
Accounts receivable from related parties:
Current:
Intel Corporation	481	-
Intel (China) Co., Ltd.	-	-
Intel Asia-Pacific Research and Development Ltd.	9	-

All balances with the related parties as of December 31, 2016 and 2017 were unsecured, interest-free and have no fixed terms of repayment.

(d) Other than disclosed elsewhere, the Group had the following significant related party transactions for the six months ended June 30, 2017 and 2018:

	Six Months Ended June 30,
	2017	2018
	(US$ in thousands)
Software services provided to:
Intel (China) Co., Ltd.	9	-
Intel Asia-Pacific Research and Development Ltd.	65	-
Intel (China) Research Center Co., Ltd.	8	-
Qualcomm India Private Limited	3,967	*

Hardware sold to:
Qualcomm India Private Ltd	12	*

Purchased from:
Qualcomm Incorporated	398	*
Qualcomm CDMA Technologies Asia Pacific PTE Ltd.	1,732	*
Qualcomm Technologies, Inc.	75	*

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

The Company is subject to the risk of loss arising from the credit risk related to the possible inability of its customers to pay for the products and services that it sells to them. The Company attempts to limit its credit risk by monitoring the creditworthiness of the Company’s customers to whom it extends credit and establishing credit limits in accordance with its credit policy. The Company performs credit evaluations on substantially all customers requesting credit and will not extend credit to customers for whom it has substantial concerns and will deal with those customers on a cash basis. The Company offers billing terms that allow certain customers to remit payment during a period of time ranging from 60 days to 3 months.

The Company typically has limited risk from a concentration of credit risk as usually no individual customer represents greater than 20% of the outstanding accounts receivable balance.

Our accounts receivable with the following customer accounted for greater than 20% of our total outstanding accounts receivable for the years indicated:

2017	Reliance Retail Limited	47%

Liquidity Risk

The Company is also exposed to liquidity risk, which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Interest Rate Risk

The Company does not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. The Company has not been exposed nor does it anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on the Company’s consolidated financial statements.

Foreign Currency Risk

Approximately half of our revenues and costs are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the foreign exchange markets.

A hypothetical 10% change in foreign exchange rates during any of the preceding periods presented would have had an insignificant effect on our consolidated financial statements.

BUSINESS

Overview

Borqs Technologies, Inc. (“we”, “the Company” or “Borqs”) is a global leader in software, development services and products providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. We are a leading provider of commercial grade Android platform software for mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as complete product solutions of mobile connected devices for enterprise and consumer applications.

Our Connected Solutions BU works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. In recent years, we have been awarded significant business contracts from Intel and Qualcomm, leading global chipset manufacturers. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. Our activities with Intel have reduced over the last two years due to Intel’s strategy to exit the mobile industry, and there are no material agreements with Intel on which we are substantially dependent. For the year 2017, Intel was no longer a customer of the Company. However, our activities with Qualcomm have increased over the last two years, including developmental work on chipsets for mobile devices and wearable products.

The following customers accounted for 10% or more of our total revenues for the years indicated, and they are not related to each other:

2017	Reliance Retail Limited	41.4%
	Alpha Network, Limited	13.1%

2016	Reliance Retail Limited	16.6%
	Alpha Network, Limited	14.6%

2015	Alpha Network, Limited	25.7%
	Qualcomm India Private Limited	10.0%

Our MVNO BU provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

The Connected Solutions BU represented 73.4%, 70.9% and 79.2% of our net revenues in the years ended December 31, 2015, 2016 and 2017, respectively. In the years ended December 31, 2015, 2016 and 2017, Borqs generated 85%, 93% and 86%, respectively, of its net revenues from customers headquartered outside of China and 15%, 7% and 14%, respectively, of its net revenues from customers headquartered within China. As of June 30, 2018, Borqs had collaborated with 6 mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 10 million units worldwide.

Borqs has dedicated significant resources to research and development, and has research and development centers in Beijing, China and Bangalore, India. As of June 30, 2018, 350 of our 509 employees were technical professionals dedicated to platform research and development and product specific customization.

Borqs has achieved significant growth since inception in 2007. Net revenues increased from $75.1 million in 2015 to $120.6 million in 2016, to $154.3 million in 2017. We recorded net income of $0.8 million and $2.6 million in the years 2015 and 2016 respectively. For 2017, we had a net loss of $12.4 million which included non-cash merger related costs of $14.5 million; excluding such non-cash merger related costs would result in non-GAAP adjusted net income of $2.1 million for the year 2017 as compared to a net income of $2.6 million for 2016. We recorded a net income of $2.0 million in the three months ended June 30, 2018 and a net income of $3.4 million in the six months ended June 30, 2018, as compared with a net loss of $965,000 in the three months ended June 30, 2017 and a net loss of $947,000 in the six months ended June 30, 2017.

Recent Developments

Potential acquisition of Shanghai KADI Technologies Co., Ltd. On January 8, 2018, we entered into a letter of intent to acquire a 60% equity interest in Shanghai KADI Technologies Co., Ltd (“KADI”), a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. Pursuant to the letter of intent, and as is being negotiated in a definitive agreement, at the closing of the transaction we intend to pay $11.7 million in cash to KADI and $3.3 million in our ordinary shares to the selling shareholders. KADI is not a customer or supplier of Borqs. In accordance with the letter of intent, we have made four scheduled cash advances to KADI totaling $600,000 which will be deducted from our initial cash payments to KADI under the definitive agreement being negotiated. If the transaction is not consummated within nine months after the signing of the letter of intent, the advance payments will be converted into shares representing five percent of the outstanding capital stock of KADI. Upon the completion of our acquisition of 60% of KADI, we have an exclusive option, valid until December 31, 2021, to purchase the remaining 40% of KADI at a 9% premium to the consideration paid for the first 60%. There are no termination fees or penalties under the letter of intent. Assuming the parties reach a definitive agreement and proceed to closing, part of the proceeds from the offering as contemplated herewith will be used to fund the acquisition of KADI. See “Use of Proceeds.”

KADI has worked with the leading automotive companies in China, including Chery, Dong Feng Motors, Geely Auto and Shenzhen Pin Chuan Electric Energy Co. Its founder, Dr. Hu Lin, has nearly 20 years of professional experience working with companies in the automotive industry, including Volkswagen and Delphi.

KADI has been awarded a RMB320 million (US$50 million) multi-year supply contract for its core electric control modules from Shenzhen Espirit Technology Co., Ltd. (“Espirit”), which is a key automotive contractor in China. Borqs believes that KADI’s products will complement Borqs’ existing automobile in-vehicle-infotainment (IVI) solutions, in terms of sales and distribution, and research and development. Borqs anticipates that the experience of its software engineers will enhance KADI’s capabilities while Borqs’ supply chain management team will ensure efficient delivery of hardware products. Approximately $7.7 million will be needed from us in 2018 to service the Espirit supply contract, of which approximately $4 million is anticipated to be used for capital expenditures, and $3.7 million is anticipated to be used for working capital needs.

Repurchase of Shares from Zhengqi. On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi, pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10 million, or $10.40 per share. In addition, Zhengqi forfeited all of its rights to 1,278,776 held in escrow. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: transfer 51,151 shares (4% of the total) to the indemnity escrow account; and deliver 1,227,625 shares to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. The Company and Zhengqi are working satisfy certain conditions and make necessary arrangements before completing the repurchase. As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow and the Company had obtained the consent of its existing lenders with respect to the transaction, and the return and cancellation of the 966,136 shares remain in process. We anticipate closing the transaction in 2018. Proceeds from this offering will not be used to repurchase the shares from Zhengqi.

Investment in Shenzhen Crave Communication Co., Ltd.  On January 18, 2018, we entered into an agreement with Shenzhen Crave Communication Co., Ltd (“Crave”) and Colmei Technology International Ltd. (“Colmei”), along with the shareholders of Crave and Colmei (“CC Selling Shareholders”), pursuant to which we agreed to acquire 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei from the CC Selling Shareholders. The transaction closed on March 22, 2018, and under the agreement, the purchase consideration consists of ordinary shares and cash. At the closing, we issued 473,717 ordinary shares to the order of the CC Selling Shareholders and agreed to pay cash in the amount of $10.0 million to be paid to the CC Selling Shareholders over a period of 36 months. As our experience in negotiations with ODM customers often leads to questions over quality and delivery schedule issues, our investment in Crave and Colmei helps to address such issues because the Company is now in a better position to provide assurances to customers as we have prioritized scheduling over using the manufacturing facilities. In addition, subject to Board approval, we agreed to issue 183,342 additional shares to the CC Selling Shareholders if the aggregate value of the ordinary shares initially issued at the closing to the CC Selling Shareholders under this agreement was less than $3.0 million on August 18, 2018 (the “Calculation Date”). We are currently in discussions with the CC Selling Shareholders to extend the Calculation Date to a mutually agreed date. No proceeds from this offering will be used to pay any of the $10.0 million cash consideration to the CC Selling Shareholders.

Crave is a manufacturer of mobile terminal devices located in Shenzhen China. With multiple high speed SMT lines, assembly lines and packaging lines, its annual capacity reaches over 10 million units in its Shenzhen facility. Crave exports final products for customers in South America, India, Indonesia, the Philippines and Vietnam. Colmei, which is under common ownership with Crave, is a sales entity located in Hong Kong that has established relationships with international banks to facilitate transactions with its global clients. Prior to this investment, we have contracted Crave and Colmei for multiple projects related to manufacturing our products, including a large variety of phone models and releases.

Our investment into Crave and Colmei create synergies, including (i) assurance of production capacity since they are capable in delivering over 10 million units of products annually, (ii) access to larger credit facilities for supply chain financing for purchases of components, (iii) ownership (although partial) of manufacturing plant increases the likelihood of winning more customer contracts, (iv) leveraging their large purchasing power, which is more than 10 times of Borqs’ in terms of number of units, which leads to savings from the suppliers of components and materials.

Colmei and Crave are controlled by two PRC nationals, and as of March 22, 2018, we currently own 13.8% of each of Crave and Colmei, which we do not believe results in the Company’s significant influence in either Crave or Colmei. However, in our role as a contract manufacturer, Crave is one of our material suppliers from which we source necessary components for our customers, and we believe our investments in Colmei and Crave provide us with access to acceptable financing terms, competitive component pricing and prioritized production capacity. Due to Crave’s large manufacturing volume, it is able to negotiate favorable component pricing. In addition, Colmei has the ability to obtain supply chain financing for the Company in order to procure large projects.

Award of MVNO License to Yuantel Telecom. On July 23, 2018, the Ministry of Industry and Information Technology of China awarded the official commercial MVNO license to Yuantel Telecom, our subsidiary that runs our mobile virtual network operator or MVNO business.  The license is valid from July 12, 2018 to July 12, 2023.

Corporate Organizational Chart

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our material subsidiaries, consolidated VIEs and the subsidiaries of the VIEs.

Borqs Material Subsidiaries and Consolidated Affiliated Entities

The following is a summary of our material subsidiaries and consolidated affiliated entities:

Borqs Beijing, a wholly foreign owned enterprise established under the laws of the PRC in 2007, is our primary operating entity and 100% owned by Borqs Hong Kong Limited;

Borqs Hong Kong Limited (“Borqs Hong Kong”), a limited company established under the laws of Hong Kong in 2007, engages in the software and services business and is 100% owned by Borqs International Holding Corp.;

Borqs Software Solutions Private Limited (“Borqs Software Solutions”), a private limited company established under the laws of India in 2009, engages in the R&D for software and is 99.99% owned by Borqs International Holding Corp. and 0.01% owned by Borqs Hong Kong;

Borqs Korea (“Borqs Korea”), a company established under the laws of South Korea in 2012, engages in the R&D of software and is 100% owned by Borqs Hong Kong;

Beijing Borqs Software Technology Co, Ltd. (“Borqs Software”), a company established under the laws of the PRC in 2008, engages in government subsidized software development and engineering projects as well as other software and services business and is 100% owned by Beijing Big Cloud Century Technology Limited (“BC-Tech”), which is 100% owned by Borqs Beijing;

Beijing Borqs Wireless Technology Co, Ltd. (“Borqs Wireless”), a company established under the laws of the PRC in 2013, engages in software development and engineering projects as well as other software and services business and is 100% owned by BC-Tech, which is 100% owned by Borqs Beijing;

 Beijing Big Cloud Century Network Technology Co., Ltd. (“BC-NW”), a company established under the laws of the PRC in 2014, is the variable interest entity through which Borqs Beijing controls Yuantel Telecom, the entity which operates the MVNO business,

Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel Telecom”), a company established under the laws of the PRC in 2004, engages in MVNO services and is 95% owned by Yuantel (Beijing) Investment Management Co., Ltd., which is 79% owned by BC-NW, which is 100% beneficially owned and controlled by Borqs Beijing through contractual control agreements; and

Beijing Tongbaohuida Technology Co., Ltd. (“Tongbaohuida”), a company established under the laws of the PRC in 2012 and is 100% owned by Yuantel Telecom. Tongbaohuida has been inactive for the years 2016 and 2017.

BUs

We have two BUs, Connected Solutions and MVNO. The Connected Solutions BU develops wireless smart connected devices and cloud solutions. The MVNO BU operates a mobile virtual network in China that provides a full range of 2G/3G/4G mobile communication services at the consumer level and some traditional commercial telephony services.

Borqs provides Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform consists of three major components: the latest commercial grade Android software that works with particular mobile chipsets, functionality enhancements of the open source Android software and mobile operator required services. Based on the BorqsWare Client Software platform, customers may require Borqs to provide further customization based on their specific market needs. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices. The BorqsWare Server Software provides software necessary for upgrades, charging and various APIs that enhance the customers’ services. Based on BorqsWare Server Software service platform, customers may require us to provide further customization based on their specific needs.

The MVNO BU provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing. The MVNO BU also acts as a sales and promotion channel for the products developed by the Connected Solutions BU. Borqs believes that a key component of the sales of connected devices going forward is the bundling of those devices with a voice/data plan through its MVNO BU. The MVNO BU launched operations in the fourth quarter of 2014. The MVNO BU provides services throughout China. Borqs had more than two million registered subscribers at the end of 2015, approximately 4.5 million at the end of 2016, and approximately 5.37 million at the end of 2017.

The MVNO BU provides bundled voice and data services to Chinese consumers, serving as the principal in doing so and recognizing revenue on a gross basis. As sales of bundled services are mostly pre-paid by the consumers, cash received in advance of voice and data consumption are recognized as deferred revenue. Revenue is recognized when the services are actually used. Pre-paid bundled services do not expire. Sales of the bundles are mostly made through agents and franchisees. Bundled services sold to agents are discounted and not refundable to Borqs; and such discounts are recorded as reductions of revenue. We enter into profit sharing arrangements with franchisees under which bundled services may be returned if not sold to the consumers. The franchisees receive certain percentages of profits made by Borqs on the sales of the bundled services as they are used by the consumers. We account for profit sharing with franchisees as selling expenses in the consolidated statements of operations. Pursuant to the Company’s policy, the amount of discounts that may be provided by the franchisees to consumers is capped at 5%, based on which, we recognized the maximum amount of discounts that may be provided by the franchisees as reductions of revenue.

Solutions

The Connected Solutions BU helps customers design, develop and realize the commercialization of their connected devices. The MVNO BU helps customers deploy their devices in China with 2G/3G/4G cellular connectivity with flexible voice/data plan.

Ideation & Design — Based on customer requirements on the type of connected device the customer want to have, we can help customers design the product ID and user interface. We have the design engineering to provide 2D/3D rendering. The Company can provide physical mockup with different color, material and finishes, so the customer can hold and “feel” the mockup before finalizing the product ID.

Software IP Development — IoT devices are often highly customized and require special software to display the data (e.g. circular watch display and user interface), to reduce the power consumption (e.g., a small battery in a wearable device), to perform specific functions (e.g., push-to-talk) and to connect to the network (e.g., 3G/4G connection). The Company has developed a large number of software libraries that can be reused for various connected devices.

Product Realization — Some customers have limited hardware design capabilities. The Company has a strong hardware research and development team to help customers to design the hardware, including the PCBA design and mechanical design. The Company can also provide turn-key services to help customer to handle the manufacturing logistics (including supply chain and EMS management) in order to manufacture the product. The Company has the experiences and resources to manage the factory supply chain, quality control and other manufacturing logistics.

Deployment — A number of connected devices require cellular 2G/3G/4G connectivity to connect to the network to access the backend cloud services. If a customer intends to deploy their connected devices in China, the customer can acquire SIM cards with flexible voice/data plans from our MVNO to have the cellular connectivity.

Cloud Services and Support — The MVNO can help customers to provision and manage their subscribers database, handle the payment and re-charging and as well as provide data analytics of the subscribers for their usage traffic models.

Our Connected Solutions BU works closely with chipset partners to develop new connected devices. Borqs developed the reference Android software platform and hardware platform for Intel and Qualcomm phones and tablets. We provide Connected Solutions customers with customized, integrated, commercial grade Android platform software and service solutions to address vertical market segment needs through the targeted BorqsWare software platform solutions. The BorqsWare software platform consists of BorqsWare Client Software and BorqsWare Server Software. The BorqsWare Client Software platform has been used in Android phones, tablets, watches and various Internet-of-things (“IoT”) devices. The BorqsWare Server Software platform consists of back-end server software that allows customers to develop their own mobile end-to-end services for their devices.

The Connected Solutions BU has a global customer base covering the core parts of the Android platform value chain, including mobile chipset manufacturers, mobile device OEMs and mobile operators. As of June 30, 2018, Borqs has collaborated with six mobile chipset manufacturers and 29 mobile device OEMs to commercially launch Android based connected devices in 11 countries, and sales of connected devices with the BorqsWare software platform solutions are embedded in more than 10 million units worldwide.

Our MVNO BU provides a full range 2G/3G/4G voice and data services for general consumer usage and IoT devices, as well as traditional telecom services such as voice conferencing, and acts as a sales and promotion channel for the products developed by the Connected Solutions BU.

Customers

The Company’s primary customers are mobile chipset manufacturers, mobile device OEMs and mobile operators. In 2017, Reliance Retail Limited and Alpha Network Limited accounted for approximately 41% and 13% of our revenues, respectively. In 2016, Reliance Retail Limited and Alpha Network Limited accounted for approximately 17% and 15% of our revenues, respectively. In 2015, Alpha Network Limited and Qualcomm India Private Limited accounted for approximately 26% and 10% of our revenues, respectively. The majority of the Company’s customers are located outside of China.

The Connected Solutions BU designs chipsets and related software for mobile connected devices. The Company outsources manufacturing of connected devices to third-party factories, buying key components for devices and consigning them to the factories to manufacture and assemble. The Company serves as a contract manufacturer of the products for Reliance, using Colmei Technology International Ltd. (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd. (“Crave”) to source necessary components. Due to Crave’s large manufacturing volume, it is able to negotiate favorable component pricing. The Connected Solutions BU benefits from Crave’s and Colmei’s component purchasing power and business referred to the Company by Crave and Colmei. The Company sells the final products to its customers, which are responsible for marketing and retail distribution.

The MVNO BU serves all the domestic China market. Operating under the brand name Yuantel, the MVNO BU leverages the network coverage China Unicom, which is China’s incumbent mobile operator. Subscribers purchase prepaid services, and are charged by the amount of data consumed, minutes of voice calls made, number of text messages sent, and other value-added services (such as caller ID display) used. As needed, subscribers may refresh the mobile phone SIM card, on a pay-as-you-go basis. Each month, we pay China Unicom for the total amount of traffic (MB of data, minutes of voice call made, etc.) actually consumed by subscribers.

The Company uses MVNO franchisees and agents as distribution channels. Those franchisees sell our prepaid services to their subscribers, on SIM cards. The Company compensates franchisees under a profit-sharing arrangement that is based on gross margin on franchisee sales of our services to subscribers. Agents sell our services on behalf of the Company and pay us a discount price for those services.

Research and Development

The Company has dedicated significant resources to research and development, with research and development centers in Beijing, China and Bangalore, India. As of June 30, 2018, 350 of our 509 employees were technical professionals dedicated to platform research and development and product specific customization. Technical professionals have diverse backgrounds and experience gained through employment with leading mobile chipset designers and manufacturers, mobile device OEMs, internet content providers and other software and hardware enterprises.

The Company’s research and development centers work together to develop core proprietary software, and each center focuses on project specific implementation related to specific hardware platforms and customer specifications. The Company technical professionals are divided into two core groups, one focused on our Android+ software platform solutions, and one focused on our Android+ service platform solutions. Each group is further divided into sub-groups for platform development, system engineering and architecture, low-level software development, high-level application development, program management, system testing and verification and software configuration management.

Our current research and development efforts are focused on developing the BorqsWare software and service platform solutions to improve and enhance the following aspects of the Android platform:

●	stability and reliability;

●	performance and power management;

●	Android platform integration with various kinds of chipsets;

●	usability, input mechanism and display mechanism;

●	security and anti-hacking of applications;

●	in-country localization;

●	automated cross applications software testing;

●	4G radio network specific functionality, such as FDD-LTE and TD-LTE; and

●	mobile operator end-to-end services; and integration of mobile Internet services with traditional telecommunication services, such as integration of instant messaging with short messaging.

A typical research and development project is staffed with members of the sales team, a research and development team comprised of a project manager, a platform development team, a customer development team and a system testing team, as well as finance personnel. At the beginning of a project, a member of the sales team will work with a project manager to simultaneously track research and development and commercial milestones. The project manager is responsible for ensuring the research and development milestones are achieved in a timely manner, including system testing, and a member of the sales team is responsible for tracking sales milestones. Finance personnel review each invoice and determine the appropriate accounting treatment under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). A typical research and development project takes between six to nine months to complete. In general, a significant portion of each research and development project consists of existing Android platform software and service solutions, while incorporating necessary customizations for a particular customer.

Intellectual Property

The Company regards patents, copyrights, trademarks, software registrations, trade secrets and similar intellectual property as critical to its success. The Company relies on a combination of trademark, copyright, patent, software registration and trade secret laws, and enters into confidentiality agreements with employees and relevant third parties to protect our intellectual property rights. All employees enter into agreements requiring them to keep confidential all proprietary and other information relating to customers, methods, technologies, business practices and trade secrets.

The Company has been granted 130 patents in China and seven patents in the United States, and as of the date hereof it has 34 pending patent applications in China and one pending patent applications in the United States. The Company also has 100 software copyrights and 55 trademarks registered and 11 pending trademarks in China. In addition, the Company has registered its domain name with various domain name registration services.

Competition

The Company believes that the marketplace for connected devices and MVNO solutions is highly fragmented, but that few are capable of providing an end-to-end solution with software, hardware, product realization and bundling with a SIM card with voice/data plan (via a MVNO or mobile operator).

The market for connected devices and MVNO solutions is rapidly evolving, and in the future the Company may not be able to compete successfully against current and potential competitors. The Company expects competition to intensify as new competitors enter the market, and as existing competitors attempt to diversify and expand their software and service solutions offerings across the Android platform. The primary competitors for the Company include traditional hardware-centric OEMs and software development companies.

●	The traditional OEMs are strong in hardware design and own factories, but they are very weak in software development as well as not familiar with operator and mobile chipset requirement;

●	The large software development companies have sizable software teams and global coverage, but they are very weak in hardware design and manufacturing expertise;

●	Some of the Company’s competitors have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we have.

Some of the companies that operate in the software and services solutions market may have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we have.

Competitive Strengths

We believe the following factors differentiate us from our competitors and contribute to our success:

Strategic relationships with leading chipset vendors.

The Company works closely with leading chipset vendors in their software development, including software for their latest state-of-the-art chipsets. The Company develops connected device products and solutions based on these chipsets. These relationships enable the Company to develop a competitive product portfolio.

Strong software capabilities across core parts of the Android platform value chain drive a full suite of BorqsWare software and services platform solutions and a significant time to market advantage for customers.

The Company has focused on building its innovative technology platform to serve customers across the core parts of the Android platform value chain. We believe the Company was first to develop commercial grade software to support video telephony for Android. In collaboration with China Mobile, the Company developed the base chipset software to deploy Android-based mobile devices to support China Mobile’s TD-SCDMA network.

Global customer base and extensive industry relationships.

The Company had more than 50 customers as of December 31, 2017, including some of the world’s leading companies in the mobile industry. Its diversified customer base includes mobile chipset manufacturers, mobile device OEMs and mobile operators. Through 2017, the Company has collaborated with more than six mobile chipset manufacturers (including Intel, Qualcomm, Marvell) and 29 connected device OEMs (including LGE, Micromax, Acer, Motorola and Vizio) to commercially launch Android-based devices in 11 countries, and more than 10 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Our products have been deployed by more than 10 service providers (including AT&T, China Mobile, Claro, Orange, Reliance Jio, Sprint, Verizon) on four continents.

Significant resources dedicated to research and development; Patents.

The Company dedicated significant financial and human resources to research and development needed to build a full suite of connected device software and service platform solutions to address evolving customer needs across the core parts of the Android platform value chain.

Government Regulation

The Company’s operations are subject to extensive and complex state, provincial and local laws, rules and regulations. The PRC government restricts or imposes conditions on foreign investment in telecommunication business. Borqs International Holding Corp and its PRC subsidiaries are considered foreign persons or foreign-invested enterprises under PRC foreign investment related laws. As a result, they are subject to PRC legal restrictions on or conditions for foreign ownership of telecommunication business. Due to these restrictions, the Company conducts its MVNO business in China through BC-NW, its variable interest entity and the subsidiaries of BC-NW. As all the registered shareholders of BC-NW are PRC citizens and all other shareholders of the subsidiaries of BC-NW are also PRC citizens or PRC domestic enterprises, BC-NW and its subsidiaries are therefore considered as PRC domestic enterprises under PRC law. The “registered shareholders” of BC-NW refer to those shareholders who have pledged their equity interest in BC-NW to Borqs Beijing Ltd., or WFOE, and entered into exclusive option agreements with WFOE as part of the contractual arrangements. The Company’s contractual arrangements with BC-NW and the registered shareholders of BC-NW allow it to have the power to direct the activities of BC-NW and its subsidiaries that most significantly impact their economic performance.

The Company’s operations were also subject to trial licenses granted by the MIIT under the mobile virtual network trial program initiated by the MIIT in 2013 to implement the Chinese State Council’s encouragement of private investments in various industries, including telecommunication industry. The trial program and all trial licenses issued thereunder, including those of the Company, were originally set to expire as of December 31, 2015. According to the trial program policies issued by the MIIT, the MIIT will work on formalizing commercial policies regarding the operation of MVNO based on the development of the trial program. On December 28, 2015, the MIIT issued a notice stating that while the government is “diligently researching and determining the formal commercial policies regarding the operation of MVNO, the temporary licenses issued continue to allow MVNO enterprises to operate, and the base telecommunication enterprises shall continue to provide cooperation, support and maintenance services”, as translated from the MIIT’s notice. All MVNOs in China, including the Company, will continue to operate and provide mobile communication services for subscribers based on the trial licenses.

The MIIT issued a Notice on the Official Commercial Use of Mobile Communication Resale Business (the “Official Notice”) on April 28, 2018, which took effect on May 1, 2018. The Official Notice requires an enterprise that has obtained a trial license, or the Pilot Enterprise to execute commercial contracts with a basic telecommunications company and apply for the telecommunications business license to replace the trial license. The Pilot Enterprise is allowed to continue to carry out its MVNO business during such application period. According to the Official Notice, the Pilot Enterprise will be ordered to terminate its MVNO business under certain circumstances, including (1) termination of cooperation between the Pilot Enterprise and the basic telecommunications enterprise resulting in Pilot Enterprise’s failure to operate its business; (2) failure to obtain the telecommunications business license within 2 years of the date of promulgation of the Official Notice; (3) occurrence of serious telecommunication fraud cases or malignant group accidents due to the Pilot Enterprise’s malpractice. In addition, the Official Notice requires the MVNO enterprise to establish network security management systems, deploy corresponding management personnel, implement the real-name registration for telephone users, protect users’ personal information, effectively implement the prevention and crackdown of communication information fraud, and standardize its user service agreements and financial management systems. In July 2018, we obtained the official MVNO license from the MIIT which will expire on July 12, 2023. However, uncertainties exist with respect to the interpretation and implementation of the newly issued Official Notice, and thus we cannot assure you that we will be able to maintain the MVNO license.

Employees

As of June 30, 2018, we had 509 employees. None of our employees are represented by a labor union. Most of the Company’s employees are located in China, and a large percentage of its research and development personnel are located in India.

The Company pays most of employees a base salary and performance-based bonuses, including annual incentive bonuses and project-based bonuses. It pays commissions to sales personnel. Employees are also eligible to participate in the Company’s stock incentive program.

The Company is required under PRC laws and regulations to participate in a government-mandated, defined benefit plan for its full time employees, pursuant to which we provide social welfare benefits, such as pension, medical care, unemployment insurance, work-related injury insurance, maternity insurance and employee housing fund. The Company employees are not covered by any collective bargaining agreement. The Company believes it has good relations with its employees.

The Company uses a variety of methods to recruit technical professionals to ensure that it has sufficient research and development and other expertise on an ongoing basis, including the company website, an external online recruiting website, targeted technical forums, campus recruitment at leading technical universities and institutions, job fairs and internal referrals from current employees.

The Company offers training programs to its employees covering professional training such as training related to customer service and product management and technical training such as training related to telephony and project management. The Company holds periodic workshops to enhance the leadership skills of management personnel.

Legal Proceedings

To the knowledge of our management, there is no material litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Description of Properties

The Company’s principal executive offices are located in Beijing, China, where the Company leases approximately 3,600 square meters of office space. The Company also occupies leased facilities of 4,400 square meters for other offices and research and development facilities in India. The following table sets forth the location, approximate size and primary use and expiration date of all the Company’s materially important physical facilities as of December 31, 2017. Extension beyond the expiration of both leases will be up to negotiation with the property owners.

Locations	Approximate Size	Primary Uses	Lease Expiration Date
Beijing, China	3600 sq. meters	Principal executive office and research and development	May 31, 2020
Bangalore, India	4400 sq. meters	Research and development	December 9, 2020
Total	8000 sq. meters

Segments

We operate in two reportable segments, which are mobile virtual network operator services (“MVNO” or “Yuantel”), and Connected Solutions. See Note 2, Segment Reporting, of our notes to consolidated financial statements.

Geographic Concentration

The following table sets forth the Company’s connected solutions net revenues from customers, in absolute amount and as a percentage of net revenues, based on location of the customer’s headquarters. Our MVNO BU net revenues, which were $20.0 million, $35.1 million and $32.1 million in 2015, 2016 and 2017, respectively, were related to customers in China. These figures do not take into account the geographic location of end-users of customer products:

	For the year ended December 31,
	2015		2016		2017
	$	%	$	%	$	%
	($ in thousands)
China	8,485	15.4%	6,076	7.1%	17,687	14.5%
India	7,949	14.4%	25,126	29.4%	70,421	57.6%
United States	14,978	27.2%	34,526	40.4%	23,312	9.1%
Rest of the World	23,703	43.0%	19,720	23.1%	10,813	8.8%
Net Revenues	55,115	100.0%	85,448	100.0%	122,233	100%

The Company’s connected solutions net revenues from customers with headquarters in the United States are attributed to its ongoing collaboration with a prominent mobile chipset vendor and other mobile device OEMs. From 2015 to 2017, revenues from customers with headquarters in China declined slightly, and we engaged a significant new customer in India during the second half of 2016 and this customer continued to place orders with us in 2017.

Business Description of KADI

Organization. KADI was incorporated in the Shanghai Jiading District of China on February 5, 2006 by two Chinese individuals. It was formed for the purpose of developing core electric control modules with imbedded software and integrated power assembly systems for electric vehicles, or new energy vehicles as they are called in China. KADI currently has 16 full-time employees, almost entirely engineers. The founders of KADI are veterans of the Chinese automotive industry with deep rooted experience in world-renowned auto companies’ operations in China, including Volkswagen and Delphi.

The Technologists.

Dr. Hu Lin, Founder and CEO of KADI. He has nearly 20 years of experience in the automotive electronic controls sector. From 2006 to 2013, Dr. Lin served as Executive Director of Electronic Controls, China Division of Delphi Automotive Group. Prior to that, he was a Director of R&D in Shanghai Volkswagen from 2002 to 2006. He is also the Secretary of the China Automotive Electronic Basic Software Development and Industrialization Alliance (CASA), and a member of the National Information Security Standardization Technology Committee. Dr. Lin received his doctoral degree in Electronic Information System from Zhejiang University, China.

Dr. Zhijie Pan, Technology Consultant to KADI. Dr. Pan has over 20 years of experience in the automotive industry. He is the Director of the Intelligent Vehicle Research Center of Zhejiang University, and is the recipient of multiple awards including the China Automotive Industry Science and Technology First Prize Award, China Quality Evaluation Association Science and Technology Innovation Award, National Federation of Science and Technology Progress Award and the Zhejiang Science and Technology First Prize Award. He has published more than 90 papers in domestic and foreign journals including IEEE, SAE and JSAE. He also holds more than 100 patents and is a frequent keynote speaker at international academic and technical forums. Dr. Pan is an expert in computer science and automotive interdisciplinary research, intelligent electric car chassis control technology, intelligent driving, unmanned systems, intelligent city, intelligent traffic control and internet data cloud processing. Dr. Pan received his doctoral degree in Automotive Engineering from Shanghai Jiao Tong University.

The Products and IP. KADI’s products include direct current boost function (“DCDC”), on-board charger system (“OBC”), and vehicle main control unit (“VCU”). KADI owns the intellectual property of the core technologies used in its current products without the need for licensed 3rd party IP, including the technologies for: i) Vehicle Controller Product Platform Strategies for passenger cars and commercial vehicles, ii) Auxiliary Power Unit (“APU”) product technology roadmap, and iii) Vehicle Controller Product Platform Strategy Batch Loading.

Relationship with Customers.

KADI works closely with China’s leading automotive giants, including Geely Auto, Chery, Dong Feng Motors (“DFM”), and Shenzhen Pin Chuan Electric Energy Co. (“VAST”). KADI has several on-going R&D projects with China domestic manufacturers, including:

DFM — commercial vehicle DF45E controller development;

Chery — electric vehicle controller platform; and

VAST — supply contract for 800w DCDC.

Supply Contract from Espirit. KADI has secured a RMB320 million supply contract with, Shenzhen Espirit Technology Co., Ltd. (“Espirit”), one of the key automotive contractors in China for the delivery of EV control modules with imbedded software from 2018 through 2020. Such modules are to be used in electric delivery vehicles with a daily range of 100 kilometers. The term of the supply contract is from September 19, 2017 to June 30, 2020 with automatic renewal for a one-year term unless either party provides 30 day advance notice of non-renewal. Espirit does not have any right of cancellation, with or without penalty, under the supply contract.

Espirit is an engineering company founded in September 2012 with the core of its technology team members from BYD. Its main product is the motor controller for electric vehicles. Espirit’s customers for logistical vehicles include, among others, Shanxi Tongjia, Fujian NLM motor, Victory Auto, Kawei Auto, and Chongqing Hengtong. These clients of Espirit will be using the modules produced by KADI.

Espirit is a contractor for BYD, and has a significant market share of the electric control technology for the logistical vehicles market in China. Once KADI demonstrates the ability to deliver the products, additional contracts can be expected. KADI’s control modules has passed stringent testing and evaluation by Espirit. Within Espirit’s motor controller system, the modules contracted to KADI to produce under the supply contract are:

●	DC to DC Converter (“DCDC”) 1.5kw module: 65,000 sets

●	DCDC 1.5kw module complete set: 15,000 sets

●	Vehicle Control Unit (“VCU”): 65,000 sets

●	On Board Charger (“OBC”) 3.3kw module: 60,000 sets

●	OBC 6.6kw module: 62,000 sets

●	Battery Management System: 30,000 sets

The products are to be delivered within China in the years of 2018, 2019 and 2020 with the delivery dates to be determined by particular purchase orders (“PO”). There is no latest delivery date as stipulated in the supply contract, but will be stated in each PO. There are no minimum quantities to be purchased by Espirit but recent monthly forecast updates indicate that all of the quantities of the DCDC, VCU and OBC as listed in the supply contract will be ordered and need to be delivered over the next two years. The value of the supply contract totals approximately US$50 million at the current Rmb-US$ exchange rate. Unit prices cannot be altered unless by mutual agreement between KADI and Espirit; and payments by Espirit shall be made in 90 days after delivery of products by KADI. Approximately $7.7 million will be needed from us in 2018 to service the Espirit supply contract, of which approximately $4 million is anticipated to be used for capital expenditures, and $3.7 million is anticipated to be used for working capital needs. We are in discussions with KADI to negotiate a modified payment schedule in connection with the planned acquisition in light of the fact that the proceeds raised in this offering are insufficient to fund the KADI acquisition.

On April 28, 2018, KADI received clearance from Dong Feng Motor Group for KADI to start production and delivery starting in May 2018 of its electric vehicle control modules for its Super Dragon Electric Bus Program (“DFM Bus Program”), which tested samples from KADI over the prior 6-month period.  KADI’s control module designed for the DFM Bus Program is a 3.0 KW DCDC converter that converts from a high voltage of 540V to a low 24V for use in steering control, air conditioning and other bus operations.   Such products represent approximately 10% of the Espirit supply contract.

KADI estimates the gross margin of its products will average 31% based on the average prices of the components and direct engineering costs in March 2018. There is no arrangement with Espirit that pricing is based on a cost-plus structure. Although we do not anticipate substantial fluctuations in such market-determined costs, there is no assurance that such costs will not change and that the gross margin of 31% can be maintained.

Rationale for the Acquisition of Controlling Stake in KADI. KADI is an engineering company focused on the development of certain software imbedded control modules for the EV industry in China. After years of R&D, KADI has demonstrated its technology and has been awarded with a supply contract by Espirit, one of the key automotive contractors in China, for its core products in the amount of approximately US$50 million to be delivered in the years 2018, 2019 and 2020. The modules will be used in logistical/delivery vehicles for inner-city use with a daily range of 100 kilometers. The favorable conditions for Borqs to make this acquisition and the synergy between Borqs and KADI include:

●	KADI’s immediate need for working capital in the procurement of the hardware components and investment into equipment and facilities can be provided in part by funds raised by Borqs in this offering;

●	Borqs has a seasoned team in supply-chain management to ensure successful delivery of the hardware products;

●	Borqs’ expertise in imbedded software within hardware products will contribute to KADI’s continuous need to upgrade its software components;

●	Borqs has five years of experience, and on-going contracts, supplying software to Chinese auto makers including Geely for In-Vehicle-Infotainment systems;

●	The gross margin at current prices of the KADI EV control modules is estimated at 31%, significantly higher than the blended gross margin of Borqs for its current connected solutions and MVNO activities;

●	The supply of the EV control modules is not seasonal and will help in reducing the seasonality of Borqs’ revenues; and

●	Increase in diversification of Borqs’ customer base.

MANAGEMENT

Directors and Executive Officers

The table below identifies our current directors and executive officers:

Name	Age	Position	Class
Board of Directors
Pat Sek Yuen Chan	54	Founder, Chairman of the Board, Chief Executive Officer and President	III
Honghui Deng	49	Director	I
Yaqi Feng	35	Director	III
Bill Huang	56	Director	I
Jason Zexian Shen	64	Director	II
Eric Tao	41	Director	III
Joseph Wai Leung Wong	63	Director	II

Executive Officers
Bob Xiao Bo Li, Ph.D.	56	Founder, Executive Vice President of Corporate Affairs and China Sales
Anthony K. Chan	64	Chief Financial Officer, Executive Vice President of Corporate Finance
Simon Sun	51	Executive Vice President and Co-General Manager of Connected Solutions BU
Hareesh Ramanna	57	Executive Vice President and Co-General Manager of Connected Solutions BU
George Thangadurai	55	Executive Vice President and President of International Business
Gene Wuu, Ph.D.	63	Executive Vice President and General Manager of MVNO BU

The principal occupation and business experience of our executive officers and directors is as follows:

Pat Sek Yuen Chan, 54, is the Chairman of our board of directors, as well as our Chief Executive Officer and President. He was the founder and Chairman of the board of directors of Borqs International, and since 2007 he served as Borqs International’s Chief Executive Officer and President. Mr. Chan has over 20 years of experience in the mobile network communications sector. Prior to founding Borqs, Mr. Chan served as Senior Vice President and General Manager of the infrastructure BU of UTStarcom Inc., a telecommunications equipment company, from 2000 to 2007. Earlier, Mr. Chan was an engineering manager in Motorola responsible for the development of the GPRS switching. Mr. Chan is an established entrepreneur and has received many awards, including the “High-Caliber Talent from Overseas Award” from the PRC government, and “2012 Beijing Entrepreneur of the Year” from Silicon Dragon. Mr. Chan received his bachelor’s degree in computer science from the University of Toronto and his master’s degree in computer science from the University of British Columbia.

Honghui Deng, 49, has served as one of our directors since October 2015. Dr. Deng started his education professional career in 1990 as a lecturer in Chongqing University in China. Dr. Deng has been serving as the independent director at 500.com, Ltd. (WBAI.NYSE) since May, 2011. Dr. Deng was the founder and served as the Chief Executive Officer of HHD Consulting Service LLC from 2003 to 2008. He has been serving as a fellow at the Innovation Creativity Capital Institute (IC2) of the University of Texas at Austin since 2010. Dr. Deng also has been teaching as an EMBA/MBA professor at Peking University Guanghua School of Management since 2005. He has been working as an assistant professor at the School of Business of University of Nevada, Las Vegas since 2003. From 1993 to 1997, he worked as an official in the Ministry of Education of China. Dr. Deng has extensive consulting experiences for business firms on long-term strategy, finance and management. He received a Bachelor’s Degree in Electronic Engineering and Business Administration from the School of Electronic Engineering of Chongqing University in 1990 and 1994, and a Ph.D. Degree in Business Administration from Red McCombs School of Business, University of Texas at Austin in 2003.

Yaqi Feng, 35, served as one of our directors since July 2015, and was our Chief Operating Officer and Secretary from July 2015 until August 2017. Ms. Feng has been working as the Executive Director of the Global Business Department in Pacific Securities Co., Ltd. since 2013, where she is responsible for Chinese companies’ overseas IPOs, cross border M&A transactions, and global investment management. From 2012 to 2013, she worked as the Managing Director of Regeneration Capital Group LLC in New York, where she was responsible for IPOs and listing projects for emerging market companies, business development, project due diligence as well as transaction management. From 2010 to 2012, Ms. Feng worked as a VP for Griffin Financial Group, a mid-sized investment bank; in this capacity she was responsible for public offerings, private placements, deal structuring, financial modeling as well as institutional sales. She also served as a manager for Asian Legend Asset Management Inc. a private equity firm based in China and New York that specialized in China related projects, from 2009 to 2010. Ms. Feng worked as an associate in the New York office of the Jun He law firm from 2007 to 2008. Ms. Feng received an LL.M from Boston University School of Law and an LL.B from the School of International Law, China University of Political Science and Law in Beijing, China, where she also earned a B.A. in Business.

Bill Huang, 56, is the founder and Chief Executive Officer of CloudMinds Inc., a provider of cloud connected smart machines and robotics solutions, since 2015. Mr. Huang has over 30 years of experience in the mobile network communication industry. From 2007 to 2015, Mr. Huang was the General Manager and head of research and development for China Mobile Research Institute where he led China Mobile in many key innovative projects, including OPhone, BigCloud, TD-LTE, C-RAN, PTN, MCPA, and labs.chinamobile.com. He served as Senior Vice President and Chief Technology Officer of UTStarcom Inc., a telecommunications equipment company, from 1994 to 2006, and was responsible for innovations such as MSAN, “Xiao Ling Tong” PAS, IP-DSLAM, Wacos mSwitch, GE-PON, and MediaSwitch. Mr. Huang received his Bachelor’s degree in Electronic Engineering from the Huazhong University of Science and Technology and his Master’s degree in Electronic Engineering and Computer Science from the University of Illinois at Chicago.

Jason Zexian Shen, 64, served as one of our directors since July 2015. Mr. Shen started his own business in 2012 to open Jason Z. Shen CPA Firm, a local CPA accounting firm in the State of New York. From 2007 to 2012, Mr. Shen worked in the AIG Corporate Comptrollers in New York as a senior accountant. He worked in Alliance Building Services from 2006 to 2007. He was the accounting manager in Gandhi Engineering, Inc. from 1994 to 2001, and the accounting manager in Berger Lehman Associates, PC from 2001 to 2006. Mr. Shen has worked as the accounting manager in the New China News Agency Hong Kong Office (Now Liaison Office of the Central People’s Government in Hong Kong from 1982 to 1991. Mr. Shen graduated from Peking University with the Bachelor’s Degree in Economy in 1982 and Master’s Degree in Accounting from Binghamton University in 1993. He is the Certified Public Accountant licensed in the State of New York.

Eric Tao, Ph.D., 40, is a founding member of Keytone Ventures and since 2008 a partner of this leading venture capital firm in China focusing in technology investments. He has over 10 years of technology venture investment experience and five years of venture operations experience. His active investments include Borqs, Garena, Kuyun Interactive, Zebra, Wisjoy, InnoSpark, LP Amina, Lattice Power, China Eastern Clean Energy, Zhongte Logistics and Vega Interactive; while past investments included Greatwall Software, AMEC, TechFaith (NASDAQ: CNTF) and InvenSense (NASDAQ: INVN). Previously Dr. Tao worked as a founding member of the KPCB China Fund, covering mostly mobile internet and technology investments, and as an investment manager at Qualcomm Ventures, covering strategic investments globally. Dr. Tao was the co-founder and served as Vice President of Business Development of Clean Coal Energy in Silicon Valley. Dr. Tao received his B.S. degree from Tsinghua University, M.S. and Ph.D. degrees in engineering from Stanford University. He holds three international patents and two U.S. patents.

Joseph Wai Leung Wong, 62, has served as one of our directors since August 2017, and was a member of the Borqs International board of directors from 2012 to 2017. Mr. Wong has over 29 years of experience in cross border investments and business operations. Mr. Wong was Executive Director of Credit Agricole (Suisse) Hong Kong from 2006 to 2012. From 1988 to 2006, Mr. Wong was a partner in the Tax Department of Deloitte Touche Tohmatsu Hong Kong, serving high net worth clients on cross border investment tax planning, and advising on initial public offerings in Hong Kong. Mr. Wong is a member of the Cordlife Group Limited board of directors, where he is also Chairman of the Audit Committee and a member of the Remuneration Committee Mr. Wong received his Bachelor’s degree from the University of Calgary in Alberta, Canada, and is a member of Hong Kong Independent Non-Executive Director Association.

Bob Li, 56, is the founder of Borqs and has served as its Executive Vice President, Corporate Affairs and China Sales since the founding of the company in 2007. Dr. Li has over 20 years of experience in research and development and management in the wireless communications, semiconductor and mobile internet industries. He was the Co-founder and served as Executive Vice President and Chief Technology Officer of Cellon International, a handset design company, from Oct 1999 to June 2007. Dr. Li received his bachelor’s degree from National University of Defense Technology, his master’s degree from University of Electronic Science and Technology of China, both in electrical engineering, and his Ph.D. in electrical and computer engineering from MacMaster University.

Anthony Chan, 63, is Borqs’s Chief Financial Officer and Executive Vice President, Corporate Finance and joined the company in April 2015. Mr. Chan has over 30 years of experience in U.S. and China cross border investments and business operations. From July 2013 until March 2015, Mr. Chan served as the President of Asia Sourcing for Portables Unlimited in New York, a distributor of T-Mobile USA. From March 2009 until July 2013, he served as the CFO for Tianjin Tong Guang Digital Broadcasting Co. Ltd, a mobile communications products company. For the 20 years prior to that, he was involved in multiple investment and technology transfer projects between China, the U.S and Europe, in the areas of communication products, chemical fibers, textile machinery and medical equipment. Mr. Chan received both his bachelor’s and MBA degrees from the University of California at Berkeley.

Simon Sun, 51, is the Executive Vice President, Co-General Manager of Borqs’s Connected Solutions BU and has served the company since November 2013. Mr. Sun has over 20 years of experience in research and development and product engineering in the mobile industry. He served as the Co-Founder and Chief Executive Officer of Nollec Wireless, Ltd., a mobile handset design house, from July 2007 to October 2013. He was the VP of engineering for CEC Wireless, another mobile handset design house in China from September 2006 to June 2007. Mr. Sun received his bachelor’s degree in Industrial Engineering from Tianjin University of China.

Hareesh Ramanna, 57, is our Executive Vice President, Co-General Manager of Connected Solutions BU, Managing Director of India Operations and Head of Software Development, and has served our company since July 2009. Mr. Ramanna has over 20 years of experience in the mobile industry. Prior to joining us, he served as a Senior Director and Head of Mobile Devices Software in Global Software Group, Motorola India Electronic Limited from May 1992 to November 2008. Mr. Ramanna received his bachelor’s degree in Electronics and Communication from National Institute of Engineering in 1983, Post-Graduation Certification from Indian Institute of Science and an advanced leadership Certification from McGill University in collaboration with Lancaster University of UK and Indian Institute of Management in Bangalore.

George Thangadurai, 55, is our Executive Vice President, President of International Business and has served our company since November 2014. Previously, Mr. Thangadurai worked for Intel more than two decades in various senior technical and management roles including GM of Strategy & Product Management for the Mobile PC business and GM of Client Services business. He was part of the founding team that established the Center for Development for Telematics (C-DOT) in India. Mr. Thangadurai received his MSEE in Computer Engineering from the University of Rhode Island, USA, his B.E. degree in Electronics and Communication from Madurai University, India and has 7 issued patents and 3 research publications.

Gene Wuu, 62, is our Executive Vice President, General Manager of our MVNO BU and has served our company since the beginning of 2009 when he was our Vice President of Product Management. Prior to joining us, he served as a Senior Vice President and Chief Technology Officer of UTStarcom, a telecommunications equipment company, from 2003 to 2009. He had overseen the product and business development of UTStarcom core network during the growing period of the company. Before his tenure at UTStarcom, Dr. Wuu had worked for Telcordia Technologies (formerly Bellcore, now Ericson) and the Bell system for 17 years focusing on Core network and OSS products Dr. Wuu received his bachelor’s degree in electronics engineering from the National Taiwan Institute of Technology in 1980 and his Ph.D. in computer science from the State University of New York at Stony Brook.

Classified Board of Directors

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our existing Class I directors will serve until our 2018 annual general meeting, our existing Class II directors will serve until our 2019 annual general meeting, and our existing Class III directors will serve until our 2020 annual general meeting. Commencing at our 2018 annual general meeting, and at each following annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election.

Director Independence

Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is a person, other than an officer or employee of the company or its subsidiaries, who has no relationship which in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Mr. Wong, Mr. Shen, Dr. Deng, Mr. Tao and Mr. Huang are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will hold regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The Board does not have a lead independent director. Pat Chan is our Chief Executive Officer and Chairman of the Board.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Mr. Huang, Mr. Shen and Mr. Wong (chairman of the committee), each of whom is an independent director. Each member of the Audit Committee is financially literate and our Board determined Mr. Wong qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Audit Committee charter details the responsibilities of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our Compensation Committee are Mr. Huang, Mr. Shen (chairman of the committee), and Mr. Wong, each of whom is an independent director. Our Compensation Committee charter details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation in executive session at which the Chief Executive Officer is not present;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

As of the date of this prospectus, no officer or employee serves as a member of the Compensation Committee. None of our executive officers serves as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Code of Ethics

Our Code of Business Conduct and Ethics for Employees and Directors (“Code of Ethics”) applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our corporate website, www.borqs.com. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website.

Involvement in Certain Legal Proceedings

No executive officer or director of ours has been involved in the last ten years in any of the following:

●	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

●	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

●	Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

This section discusses the material components of the 2017 executive compensation program for our named executive officers, who are identified in the Summary Compensation Table below.

Summary of Cash and Certain Other Compensation

The Company has opted to comply with the executive compensation disclosure rules applicable to emerging growth companies. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for the Company’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2017 exceeded $100,000. Pat Chan is our principal executive officer. During 2017, the two most highly compensated executive officers other than Mr. Chan whose total compensation exceeded $100,000 were Bob Li, EVP Corporate Affairs and China Sales, and Anthony Chan, Chief Financial Officer. Pat Chan, Bob Li, and Anthony Chan are referred to in this prospectus as our named executive officers.

The following table provides information regarding the compensation awarded to, or earned by, the named executive officers for the past two fiscal years.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary (US$)	Bonus (US$)	Stock awards (US$)	Option awards (US$)	Non-equity incentive plan compensation (US$)	Nonqualified deferred compensation earnings (US$)	All other compensation (US$)	Total (US$)
Pat Sek Yuen Chan,	2017	366,459	70,345	—	813,092	—	—	—	1,249,896
Chief Executive Officer	2016	306,776	—						306,776

Bob Xiao Bo Li, EVP	2017	256,433	1,202	—	—	—	—	—	257,635
Corporate Affairs & China Sales	2016	255,760	—						255,760

Anthony K. Chan	2017	218,000	35,844	—	536,581	—	—	—	790,425
Chief Financial Officer	2016	150,000	—						150,000

2017 Outstanding Equity Awards at Year-End Table

The following table provides information regarding each unexercised stock option held by the named executive officers as of December 31, 2017.

Name	Grant date	Vesting Start date(1)	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Options exercise price (US$)(2)	Option Expiration date
Pat Sek Yuen Chan	10/24/2009	10/24/2009	47,234	—	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,060	—	$2.920	7/23/2021
	5/26/2012	5/26/2012	1,719	—	$2.920	5/26/2022
	4/27/2013	4/27/2013	3,211	—	$4.860	4/27/2023
	5/30/2015	5/30/2015	1,281	702	$4.860	5/30/2025
	2/12/2017	1/1/2017	212,555	70,851	$7.180	1/1/2027
Bob Xiao Bo Li	10/24/2009	10/24/2009	28,340	—	$2.230	12/3/2019
	7/23/2011	7/23/2011	30,239	—	$2.920	7/23/2021
	5/26/2012	5/26/2012	675	—	$2.920	5/26/2022
	4/27/2013	4/27/2013	1,818	—	$4.860	4/27/2023
	8/16/2014	5/24/2014	779	—	$4.860	8/16/2024
	5/30/2015	5/30/2015	503	276	$4.860	5/30/2025
Anthony K. Chan	2/12/2017	1/1/2017	129,894	59,043	$7.180	1/1/2027

*	As adjusted for merger on August 18, 2017.

(1)	Except as otherwise described in these footnotes, 25% of the options vest on the first anniversary of the vesting start date and 1/48 of the options shall vest each month thereafter over the next three years.

(2)	Exercise price represents the exercise price of the options granted, as determined by the Board, on the grant date. See the accompanying notes to the audited financial statements — critical accounting policies and estimates, and stock-based compensation, for a discussion of the valuation of the Company’s options and ordinary shares.

Employment Agreements and Other Arrangements with Named Executive Officers

Under our employment agreement with Pat Sek Yuen Chan, Mr. Chan serves as our President and Chief Executive Officer at a base salary of $303,143, In the event Mr. Chan’s employment is terminated upon the occurrence of a merger with another company that has been in a loss position for three years or declared bankruptcy, dissolved or liquidated, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Chan an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations. Mr. Chan also agreed not to hold any appointment for any other entity that has a competitive relationship with the Company during, and for one year following the termination of, his employment arrangement with us.

Under our employment agreement with Anthony Chan, Mr. Chan serves as our Chief Financial Officer and receives monthly compensation in the amount of $21,000 per month, subject to periodic review and adjustment. The term of Mr. Chan’s employment agreement is two years unless both parties mutually agree to extend the term. We may terminate the agreement without any reason by giving Mr. Chan not less than two months’ prior notice in writing or salary in lieu thereof. We may also terminate this agreement without any notice period or termination payment under limited circumstances set forth in Mr. Chan’s employment agreement.

Under our employment agreement with Bob Li, Mr. Li serves as Senior Vice President for Commercial Affairs at a base salary of $252,486, subject to review and adjustment. The contract will be terminated upon expiration of the term, if it is terminated in the probationary period, by mutual agreement or in the case of investigation of Mr. Chan for criminal liability. We may also voluntarily terminate the agreement in certain circumstance, as described in the agreement. In the event Mr. Chan’s employment is terminated upon the occurrence of a merger with another company, when the company has been in a loss position for three years, when the company has declared bankruptcy, dissolution or liquidation, or if changes in the law result in the company or Mr. Chan unable to legally perform the contract, the Company will pay Mr. Li an appropriate subsidy and compensation pursuant to the terms of the arrangement and in accordance with the provisions of relevant Chinese laws and regulations.

Borqs Technologies, Inc. 2017 Equity Incentive Plan

In connection with our acquisition of Borqs International by way of merger, we assumed the obligations under outstanding stock options issued under the Borqs International 2007 Global Share Plan (“2007 Plan”), as adjusted to give effect to the merger. Those outstanding options to purchase shares of Borqs International were converted into options to purchase 2,825,273 of our ordinary shares, with exercise prices ranging from $2.12 to $9.10 per share.

Effective August 18, 2017, we adopted the Borqs Technologies, Inc. 2017 Equity Incentive Plan (“Incentive Plan”), with five million ordinary shares issuable pursuant to equity awards under the plan. The number of ordinary shares reserved for issuance under the Incentive Plan will increase automatically on January 1 of each of 2018 through 2027 by a number of shares that is equal to 5% of the aggregate number of outstanding ordinary shares as of the immediately preceding December 31. Our Board may reduce the size of this increase in any particular year. Outstanding awards under the 2007 Plan were assumed under the Incentive Plan as of our acquisition of Borqs International by way of merger on August 18, 2017. At December 31, 2017, 2,825,273 shares were issuable pursuant to options outstanding under the Incentive Plan, with a weighted average exercise price of $5.07 per share.

In addition, the following shares will be available for grant and issuance under our Incentive Plan:

●	shares subject to options or share appreciation rights granted under our Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or share appreciation right;

●	shares subject to awards granted under our Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

●	shares subject to awards granted under our Incentive Plan that otherwise terminate without shares being issued;

●	shares surrendered, cancelled or exchanged for cash or a different award (or combination thereof).

Shares that otherwise become available for grant and issuance because of the provisions above will not include shares subject to awards that initially became available due to our substitution of outstanding awards granted by another company in an acquisition of that company or otherwise.

Eligibility. The Incentive Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees and for the grant of nonqualified share options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards to our employees, directors and consultants and our parent and subsidiary corporations employees and consultants. No more than 5,000,000 shares may be issued as incentive stock options under the Incentive Plan. In addition, no participant in the Incentive Plan may receive awards for more than 2,000,000 shares in any calendar year, except that new employees are eligible to be granted up to a maximum of award of 4,000,000 shares.

Administration. The Incentive Plan is administered by the Board or by our Compensation Committee; in this plan description we refer to the Board or Compensation Committee as the plan administrator. The plan administrator determines the terms of all awards.

Types of Awards. The Incentive Plan allows for the grant of options, restricted shares, restricted share units, share appreciation rights, share bonuses and performance awards.

Award Agreements. All awards under the Incentive Plan are evidenced by an award agreement which shall set forth the number of shares subject to the award and the terms and conditions of the award, which shall be consistent with the Incentive Plan.

Term of Awards. The term of awards granted under the Incentive Plan is ten years.

Vesting Schedule and Price. The plan administrator has the sole discretion in setting the vesting period and, if applicable, exercise schedule of an award, determining that an award may not vest for a specified period after it is granted and accelerating the vesting period of an award. The plan administrator determines the exercise or purchase price of each award, to the extent applicable.

Transferability. Unless the plan administrator provides otherwise, the Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution. Unless otherwise permitted by the plan administrator, options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

Changes in Capitalization. In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a share split, or if required by applicable law, appropriate adjustments will be made to the share maximums and exercise prices, as applicable, of outstanding awards under the Incentive Plan.

Change in Control Transactions. In the event of specified types of mergers or consolidations, a sale, lease, or other disposition of all or substantially all of our assets or a corporate transaction, outstanding awards under our Incentive Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our Incentive Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities (or a combination thereof) of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. The plan administrator, may, on a discretionary basis, accelerate, in full or in part, the vesting and exercisability of the awards.

Governing Law and Compliance with Law. The Incentive Plan and awards granted under it are governed by and construed in accordance with the laws of the British Virgin Islands. Shares will not be issued under an award unless the issuance is permitted by applicable law.

Amendment and Termination. The Incentive Plan terminates ten years from the date it was approved by our shareholders, unless it is terminated earlier by our Board. Our Board may amend or terminate our Incentive Plan at any time. Our Board generally may amend our Incentive Plan, without shareholder approval unless required by applicable law.

2017 Director Compensation

During 2017, our nonemployee directors were entitled to receive cash compensation and an option to purchase ordinary shares. All nonemployee directors receive an annual fee of $30,000, and the chairperson of the Audit Committee receives an additional $18,000 per year and the chairperson of the Compensation Committee receives an additional $5,000 per year. Directors are entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Board and committees of the Board. The following table sets forth the compensation paid to each person who served as a member of our Board in 2017. Pat Chan, our Chief Executive Officer and Chairman of the Board, did not receive any additional compensation for his service as a director, and his compensation is detailed in the Summary Compensation Table and related disclosures.

2017 Director Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Pat Sek Yuen Chan	—	—	—	—	—	—	—
Honghui Deng	30,000	—	82,410	—	—	—	112,410
Yaqi Feng	30,000	—	82,410	—	—	—	112,410
Bill Huang	30,000	—	82,410	—	—	—	112,410
Jason Zexian Shen	35,000	—	82,410	—	—	—	117,410
Eric Tao	30,000	—	82,410	—	—	—	112,410
Joseph Wai Leung Wong	48,000	—	82,410	—	—	—	130,410

2017 Equity Awards for Directors

Our director compensation policy provides for annual grants of stock options to the nonemployee directors as follows:

●	annual grant of an option to purchase 30,000 ordinary shares, commencing on October 15, 2017;

●	options to vest 25% on the first anniversary of the grant date, and 1/48th each of the next 36 months thereafter; and

●	exercise price equal to the closing price of the ordinary shares as traded on Nasdaq on the day immediately before the grant date.

●	The following table provides options held by our nonemployee directors as of December 31, 2017.

Name	Grant date	Vesting Start date	Number of securities underlying unexercised options vested (#)	Number of securities underlying unexercised options unvested (#)	Option exercise price ($)	Option Expiration date
Honghui Deng	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027
Yaqi Feng	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027
Bill Huang	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027
Jason Zexian Shen	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027
Eric Tao	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027
Joseph Wai Leung Wong	11/18/2017	10/15/2017	—	30,000	$5.30	10/15/2027

Limitation of Liability and Indemnification of Directors and Officers

Our memorandum and articles of association, the BVI Business Companies Act, (as amended), and the common law of the British Virgin Islands allow us to indemnify our officers and directors from certain liabilities. Our memorandum and articles of association provides that we may indemnify, hold harmless and exonerate against all direct and indirect costs, fees and expenses of any type or nature whatsoever, any person who (a) is or was a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was a director, officer, key employee, adviser of our company; or (b) is or was, at the request of our company, serving as a director of, or in any other capacity is or was acting for, another Enterprise.

We will only indemnify the individual in question if the relevant indemnitee acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful. The decision of our directors as to whether an indemnitee acted honestly and in good faith and with a view to the best interests of our company and as to whether such indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our charter, unless a question of law is involved.

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant indemnitee did not act honestly and in good faith and with a view to the best interests of our company or that such indemnitee had reasonable cause to believe that his conduct was unlawful.

We may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any indemnitee or who at our request is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not we have or would have had the power to indemnify him against the liability as provided in our memorandum and articles of association.

We have insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the BVI Companies Act, 2004 or our charter. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements described in “Executive Compensation,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

●	we have been or are to be a participant;

●	the amount involved exceeds $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Intel and Qualcomm

In the last three years, our Connected Solutions BU has worked closely with chipset partners, including Intel and Qualcomm, to develop new connected devices and commercially launch Android-based devices in 11 countries, and as of June 30, 2018, more than 10 million mobile devices sold worldwide have BorqsWare software platform solutions embedded. Intel and Qualcomm are, or previously were, shareholders of the Company in the last three years, and we developed the reference Android software platform and hardware platform for their phones and tablets. We provided software services and hardware to Intel in 2015 and 2016. See “Note 17 - Related Party Transactions” to our financial statements for the fiscal year ended December 31, 2017 included herein.

Repurchase of Shares from Zhengqi

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi, pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately $10 million, or $10.40 per share. In addition, Zhengqi forfeited all of its rights to 1,278,776 shares held in escrow and which shares would instead be treated as part of the merger consideration shares under the Merger Agreement (as defined below) pursuant to which the Company acquired Borqs International. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: transfer 51,151 shares (4% of the total) into the indemnity escrow account; and deliver 1,227,625 shares to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration (See “Pacific Related Person Transactions”). The Company is working with Zhengqi to satisfy certain conditions and make necessary arrangements before completing the repurchase. As of August 3, 2018, the 1,278,776 escrow shares were forfeited and released from escrow and the Company had obtained the consent of its existing lenders with respect to the transaction. The return and cancellation of the 966,136 shares remain in process. We anticipate closing the transaction in 2018. Proceeds from this offering will not be used to repurchase the shares from Zhengqi. The funds used in the repurchase were the same amount of funds provided by Zhengqi when the shares were sold to Zhengqi on August 18, 2017 under the Backstop and Subscription Agreement between the Company, Zhengqi and EarlyBirdCapital.

Policies and Procedures for Related Person Transactions

Our Board adopted a written related person transactions policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. Our policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will promptly communicate such information to our Audit Committee or another independent body of our Board. No related person transaction will be entered into without the approval or ratification of our Audit Committee or another independent body of our Board. It is our policy that directors interested in a related person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our Audit Committee or another independent body of our Board in determining whether or not to approve or ratify a related person transaction, although such determinations will be made in accordance with BVI law.

Pacific Related Person Transactions

In this section, reference to “Pacific” means “Pacific Special Acquisition Corp.,” the public company whose securities were traded on The Nasdaq Stock Market prior to our acquisition of Borqs International by way of merger.

In July 2015, Pacific issued an aggregate of 1,437,500 ordinary shares (“founder shares”) to its initial shareholders for an aggregate purchase price of $25,000 in cash, or approximately $0.017 per share. On or about August 3, 2015, Zhengqi transferred an aggregate of 410,000 ordinary shares to the members of Pacific’s board of directors (other than Mr. Shen, who purchased 30,000 ordinary shares directly from Pacific) and Pacific’s Chief Executive Officer and Chief Operating Officer. All of the founder shares were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, at the time of Pacific’s initial public offering (“IPO”).

Pacific’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares (except to certain permitted transferees) until, (i) with respect to 50% of the founder shares, the earlier of (i) August 18, 2018 or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after August 18, 2017, and (ii) with respect to the remaining 50% of the founder shares, upon August 18, 2018. one year after the date of the consummation of our initial business combination, or earlier, in either case, the transfer restrictions may be lifted earlier upon our consummation of, subsequent to our initial business combination, we consummated a subsequent liquidation, merger, stock exchange or other similar transaction that which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. As of the date of this prospectus, such lock-up period has expired.

In a private placement that closed simultaneously with the closing of Pacific’s initial public offering, including the closing of the over-allotment option, Zhengqi purchased an aggregate of 497,671 units at a price of $10.40 per share.

Until August 18, 2017, Pacific’s Chairman made available to Pacific, through one of his affiliates, office space, utilities and secretarial and administrative services, as Pacific required from time to time. Pacific agreed to pay an affiliate of the Chairman $10,000 per month for these services. Pacific believes, based on rents and fees for similar services in the Shanghai area, that the fee charged by Pacific’s Chairman is at least as favorable as Pacific could have obtained from an unaffiliated person.

Pacific paid each of Pacific’s independent directors an annual retainer of $30,000 (to be prorated for a partial term), payable in arrears commencing on October 20, 2016 and ending on August 18, 2017. Zhengqi paid Mr. Boris, one of Pacific’s directors, a $50,000 consulting fee as compensation for advisory services provided by Mr. Boris to Zhengqi prior to Pacific’s initial public offering in connection with selecting potential underwriters, attorneys, accountants and other necessary professionals for such offering. Additionally, on January 10, 2017, Pacific entered into an agreement (the “Director’s Agreement”) to pay Mr. Boris certain additional fees to act a special director to Pacific’s board of directors in Pacific’s efforts in closing our acquisition of Borqs International by way of merger. Such agreement became effective December 23, 2016 and continued until August 18, 2017. The Company paid Mr. Boris a cash fee of $50,000. In addition, as of December 23, 2016, Zhengqi sold Mr. Boris 80,000 ordinary shares at a purchase price of $0.017 per share provided that a portion of such shares were subject to forfeiture and were to be transferred to Mr. Boris following the consummation of our acquisition of Borqs International by way of merger.

Prior to Pacific’s IPO, Zhengqi advanced Pacific an aggregate of $90,917 and loaned Pacific $300,000 to cover expenses related to that offering. This advance and loan were repaid from the proceeds of Pacific’s IPO not placed in the trust account.

On November 9, 2016, Zhengqi loaned Pacific $500,000, to be used for expenses relating to investigating and selecting a target business and other working capital requirements. The convertible promissory note issued in connection therewith, as amended on February 9, 2017, was non-interest bearing, due and paid on August 18, 2017. The convertible promissory note was convertible, in whole or in part, at the election of Zhengqi, upon the consummation of an initial business combination, into units at a price of $10.00 per unit. The promissory note was repaid in full in cash on August 18, 2017.

Members of Pacific’s management advanced to Pacific an aggregate of $229,061 to cover expenses related to identifying targets for an initial business combination. The advances were non-interest bearing, unsecured, due and repaid on August 18, 2017.

In connection with Pacific’s April 18, 2017 meeting of shareholders Zhengqi loaned an aggregate of $612,000 to Pacific ($0.03 for each public share not redeemed for each month between April 20, 2017 until August 21, 2017). As a result, the pro rata portion of the funds available in the trust account for ordinary shares that were not redeemed increased from approximately $10.40 per share to approximately $10.52 per share. Zhengqi’s loan was repaid in full on August 18, 2017.

Pursuant to the terms of the Merger Agreement, as amended on May 10, 2017 and June 29, 2017 (the “Merger Agreement”), and in consideration of entering into the Backstop and Subscription Agreement described below, Zhengqi and its assignees, including EarlyBirdCapital, were entitled to receive 2,352,285 ordinary shares if Company performance targets were not achieved by June 30, 2018 (the “Escrowed Shares”); if those targets were achieved, those shares (to the extent earned) would be delivered to the former shareholders of Borqs International. These Escrowed Shares were issued on August 18, 2017 in the name of Zhengqi and deposited in escrow pursuant to an escrow agreement (“Escrow Agent”) with the Company’s transfer agent, Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), with Zhengqi and EarlyBirdCapital entitled to all voting rights and dividend rights (other than equity securities paid as dividends). Any portion of these shares that are earned by the former shareholders of Borqs International will be forfeited by Zhengqi and the Company will issue new equivalent shares to the former shareholders of Borqs International, with four percent of these shares deposited in escrow to support indemnification obligations under the Merger Agreement. In connection with our acquisition of Borqs International by way of merger, we amended our charter amended to require, for future acquisitions by the Company prior to September 30, 2018 having a value in excess of $60 million, the approval of at least two-thirds of the members of our then-serving board of directors, to grant Zhengqi information rights relating to such acquisitions, and, if requested by Zhengqi, to provide a fairness opinion in respect of such acquisitions.

On May 11, 2017, Pacific and Zhengqi entered into a Backstop and Subscription Agreement, pursuant to which Zhengqi agreed to purchase up to $24.0 million of our ordinary shares through (i) open market or privately negotiated transactions with third parties, (ii) a private placement at a price of $10.40 per share with consummation to occur concurrently with that of our acquisition of Borqs International by way of merger or (iii) a combination thereof, in order to ensure that there was at least $24.0 million in the trust account together with proceeds from any private placement to be conducted prior to the closing of our acquisition of Borqs International by way of merger. Zhengqi was entitled, at its sole election, to purchase additional ordinary shares in excess of such $24.0 million requirement, up to a total of $24.0 million purchased in total in connection with the Backstop and Subscription Agreement. On August 16, 2017, $750,000 of the obligations of Zhengqi to purchase Pacific ordinary shares in the private placement under the Backstop and Subscription Agreement were assigned to EarlyBirdCapital. In connection with our merger with Borqs International and as consideration for the Backstop and Subscription Agreement, Pacific sold 1,038,251 ordinary shares for an aggregate consideration of approximately $10.8 million; we plan to repurchase 966,136 of these ordinary shares, as described under “— Repurchase of Shares from Zhengqi.”

 In connection with our repurchase of 966,136 of our ordinary shares from Zhengqi, as of August 3, 2018, Zhengqi has forfeited 1,278,776 of the Escrowed Shares, which shares were distributed in accordance with the Stock Repurchase Agreement and Escrow Agreement.

Additionally, as the Company did not expect to have achieved certain performance targets by June 30, 2018 as required by the Merger Agreement, the parties agreed to release the remaining Escrowed Shares without undertaking the verification procedures outlined in the Merger Agreement and Escrow Agreement. Accordingly, as of August 3, 2018, the Escrow Agent delivered 1,073,059 of the remaining Escrowed Shares from the escrow account to Zhengqi and EarlyBirdCapital.

Pursuant to a registration rights agreement entered into on October 14, 2015, Pacific’s initial shareholders and EarlyBirdCapital, and their permitted transferees, can demand that we register the offer and sale of ordinary shares that they acquired on or prior to our initial public offering. The holders of the majority of those founder shares are entitled to demand that we register these ordinary shares at any time commencing May 18, 2018. The holders of the private units (or underlying securities) are entitled to demand that the Company register these securities at any time after August 18, 2017. In addition, those holders have “piggy-back” registration rights on registration statements filed after August 18, 2017, including the registration statement for this offering. At the closing of our acquisition of Borqs International by way of merger, the Company, Zhengqi, EarlyBird Capital and certain other investors amended and restated the registration rights agreement to include similar registration rights with respect to ordinary shares issued as merger consideration in that merger, and the ordinary shares acquired by Zhengqi and EarlyBirdCapital in connection with the Backstop and Subscription Agreement.

Pursuant to a registration rights agreement entered into on August 18, 2017 in connection with our merger with Borqs International, the former holders of Borqs International shares and warrants, and their permitted transferees, can demand that we register the offer and sale of ordinary shares that they acquired on or prior to the merger, subject to certain transfer restrictions in the lock-up agreement and escrow arrangements entered into in connection with the merger. After May 18, 2018, the holders of the majority of those shares are entitled to demand and “piggy-back” registration rights, subject to certain exceptions and customary write-backs, provided that in all cases, we were not obligated to effect any such registration until August 18, 2018.

PRINCIPAL SHAREHOLDERS

The following table presents information as to the beneficial ownership of our ordinary shares as of October 26, 2018, and as adjusted to reflect the sale of ordinary shares in this offering, by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of October 26, 2018 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our ordinary shares before this offering is based on 31,303,350 ordinary shares outstanding on October 26, 2018. Percentage ownership of our ordinary shares after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the foregoing as well as the sale of shares in this offering, before giving effect to shares withheld to satisfy the associated withholding tax obligations. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Borqs Technologies, Inc., Building B23-A, Universal Business Park No. 10, Jiuxianqiao Road, Chaoyang District, Beijing, 100015 China.

	Number of Shares	%
Name and Address of Beneficial Owners of 5% or more(1)

Zhengqi International Holding Limited(11)	3,431,074	11.0
Intel Capital Corporation(5)	4,016,696	12.8
Norwest Venture Partners(6)	3,533,482	11.3
Asset Horizon International Limited(2)	3,470,821	11.1
Keytone Ventures LP(3)	3,198,861	10.2
GSR Entities (4)	2,747,607	8.8

Directors and Executive Officers
Pat Sek Yuen Chan(7)(10)	1,026,159	3.3
Honghui Deng(12)	37,500	*
Yaqi Feng(17)	67,500	*
Bill Huang(18)	7,500	*
Jason Zexian Shen(12)	37,500	*
Joseph Wai Leung Wong(18)	7,500	*
Bob Li, Ph.D.(8)(10)	406,174	1.3
Anthony K. Chan(9)(10)	181,651	*
Eric Tao(18)	7,500	*
Simon Sun(13)	33,688	*
Hareesh Ramanna(14) (10)	209,949	*
George Thangadurai(15)	135,798	*
Gene Wuu, Ph.D. (16) (10)	97,942	*
All directors and officers as a group (13 persons)(10)	2,256,361	7.2

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the individuals is Building B23-A, Universal Business Park, No.10 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China.
(2)	Fung Bik Wah is the sole director of Asset Horizon International Limited and is deemed as to have voting and dispositive control over shares held by of record by Asset Horizon International Limited. The business address of Asset Horizon International Limited is Unit C, 8/F, Jonsim Place, 228 Queen’s Road East, Hong Kong.
(3)	The general partner of Keytone Ventures, L.P. is Keytone Capital Partners, L.P. (“Keytone Partners”), and Keytone Partners and Keytone Investment Group, Ltd. (“Keytone Ltd”), the general partner of Keytone Partners, may be deemed to have sole voting power, and Joe Zhou, the sole member and director of Keytone Ltd, may be deemed to have sole voting power with respect to such shares and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The address of Keytone Ventures, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.
(4)	Includes 2,451,709 ordinary shares issued to GSR Ventures II, L.P., 147,102 ordinary shares issued to GSR Associates II, L.P. and 2,842 ordinary shares issued to Banean Holdings Ltd. GSR Ventures II, L.P., GSR Associates II, L.P. and Banean Holdings Ltd. are collectively referred to as GSR Entities. The general partner of each of GSR Entities is GSR Partners II, L.P., whose general partner is GSR Partners II, Ltd., a company incorporated in the Cayman Islands, which is owned by Richard Lim, James Ding, Ryann Yap, Alexander Pan and Kevin Fong. Each of these individuals exercise shares voting and investment power over the shares held of record by GSR Ventures II, L.P. and GSR Associates II, L.P. and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of GSR Entities is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.
(5)	Intel Corporation, a publicly-listed corporation, is the parent company of Intel Capital Corporation and is deemed as to have voting and dispositive control over shares held by Intel Capital Corporation. Wendell Brooks, Robert Swan and Susie Giordano may be deemed to share voting power and investment power with respect to the shares held by Intel Corporation and Intel Capital Corporation. Each individual listed herein disclaims beneficial ownership with respect to all such shares except to the extent of his or her pecuniary interest therein. The business address of Intel Corporation and Intel Capital Corporation is 2200 Mission College Blvd., M/S RNB 6-59, Santa Clara, CA 95054.
(6)	The general partner of Norwest Venture Partners X, LP is Genesis VC Partners X, LLC. The managing member of Genesis VC Partners X, LLC is NVP Associates, LLC and Promod Haque, Jeffrey Crowe and Matthew Howard are the Co-CEOs of NVP Associates, LLC. Each of these individuals exercises shared voting and investment power over the shares held of record by Norwest Venture Partners X, LP and disclaims beneficial ownership of such shares except to the extent of such individual’s proportionate pecuniary interest therein. The business address of Norwest Venture Partners X, LP is 525 University Avenue, # 800, Palo Alto, CA 94301.

(7)	Includes 726,716 ordinary shares and 303,462 options that are or will be vested within 60 days from October 26, 2018, out of a total of 350,903 ordinary shares subject to options.
(8)	Includes 354,842 ordinary shares and 51,365 options that are or will be vested within 60 days from October 26, 2018, out of a total of 51,446 ordinary shares subject to options.
(9)	Includes 12,395 ordinary shares and 177,128 options that are or will be vested within 60 days from October 26, 2018, out of a total of 188,937 ordinary shares subject to options.
(10)	Includes such shareholder’s pro rata portion of the 1,278,776 Escrowed Shares returned on August 3, 2018 to the Borqs shareholders immediately prior to the business combination on August 18, 2017.
(11)	Includes 966,136 shares subject to repurchase. Zhengqi International Holding Limited, the Company’s former sponsor, is a wholly-owned indirect subsidiary of Pacific Securities Capital Management Co. Ltd., a company incorporated in the People’s Republic of China, which, in turn, is a wholly owned subsidiary of Pacific Securities Co. Ltd., a company incorporated in the People’s Republic of China (“Pacific Securities”). Jian Tu serves as a director and as Chairman of the Strategic Planning Committee of Pacific Securities, and Guoxiong Luo serves as Assistant Chairman and the Head of Global Business Department of Pacific Securities.
(12)	Includes 30,000 ordinary shares and 8,750 options that are or will be vested within 60 days from October 26, 2018, out of a total of 30,000 ordinary shares subject to options.
(13)	Including 34,150 options that are or will be vested within 60 days from October 26, 2018, out of a total of 34,716 ordinary shares subject to options.
(14)	Including 41,319 ordinary shares and 173,228 options that are or will be vested within 60 days from October 26, 2018, out of a total of 214,147 ordinary shares subject to options.
(15)	Including 139,734 options that are or will be vested within 60 days from October 26, 2018, out of a total of 141,702 ordinary shares subject to options.
(16)	Including 24,791 ordinary shares and 74,177 options that are or will be vested within 60 days from October 26, 2018, out of a total of 75,264 ordinary shares subject to options.
(17)	Includes 60,000 ordinary shares and 8,750 options that are or will be vested within 60 days from October 26, 2018, out of a total of 30,000 ordinary shares subject to options.
(18)	Includes 8,750 options that are or will be vested within 60 days from October 26, 2018, out of a total of 30,000 ordinary shares subject to options.

Change of Control

As a result of the issuance of the shares pursuant to our acquisition of Borqs International by way of merger and related transactions, a change in control of the Company occurred as of August 18, 2017. Except as described in this prospectus, no arrangements or understandings exist among present or former controlling shareholders with respect to the election of members of our Board and, to our knowledge, no other arrangements exist that might result in a change of control of the Company.

DESCRIPTION OF SECURITIES

We are a company incorporated in the British Virgin Islands as a BVI business company (company number 1880410) and our affairs are governed by our memorandum and articles of association, the BVI Business Companies Act (as amended) and the common law of the British Virgin Islands. We are authorized to issue an unlimited number of both ordinary shares of no par value and preferred shares of no par value. The following description summarizes certain terms of our shares as set out more particularly in our memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Ordinary Shares

As of September 30, 2018, there were 31,303,350 ordinary shares outstanding. Under the BVI Business Companies Act (as amended), the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Continental Stock Transfer & Trust Company. Our transfer agent has entered the name of Cede & Co. in our register of members as nominee for each of the respective public shareholders. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Any action required or permitted to be taken by our shareholders must be effected by a meeting of shareholders of our company, duly convened and held in accordance with our memorandum and articles of association. A resolution of our members may not be taken by a resolution consented to in writing.

At any general meeting of our shareholders, the chairman of the meeting is responsible for deciding in such manner as he or she considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, the chairman shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

A resolution of our shareholders shall be duly and validly passed if it is approved at a duly convened and constituted meeting of our shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted. Each ordinary share in our company confers upon the shareholder the right to one vote at any meeting of our shareholders or on any resolution of shareholders.

The rights and obligations attaching to our ordinary shares may only be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the ordinary shares present at a duly convened and constituted meeting of our shareholders holding ordinary shares which were present at the meeting. The other provisions of our memorandum and articles of association may be amended if approved by a resolution of our shareholders or by a resolution of our directors (save that no amendment may be made by a resolution of our directors (a) to restrict the rights or powers of our shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles, (c) in circumstances where the memorandum or articles cannot be amended by our shareholders, or (d) to change clauses 7, 8 or 11 of our memorandum (or any of the defined terms used in any such clause or regulation).

In accordance with our memorandum and articles of association, our Board is divided into three classes, with the number of directors in each class to be as nearly equal as possible. Our existing Class I directors will serve until our 2018 annual general meeting, our existing Class II directors will serve until our 2019 annual general meeting, and our existing Class III directors will serve until our 2020 annual general meeting. Commencing at our 2018 annual general meeting, and at each following annual general meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the election of directors is voted upon can elect all of the directors (and the holders of more than 50% of the votes of the shares entitled to vote at any general meeting of our members at which the removal of our directors is voted upon can remove a director with or without cause).

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board. Under the laws of the British Virgin Islands, and as provided in our memorandum and articles of association, our directors may authorize a distribution (including any interim dividend that the directors consider to be justified by the profits of our company) only if, immediately after the distribution, the value of our assets will exceed our liabilities, and we will be able to pay our debts as and when they fall due. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the redemption rights set forth above.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such further designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. We have five classes of preferred shares to give us flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preferred shares will allow us to issue shares at different times on different terms. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares. These preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us.

No preferred shares are currently issued or outstanding. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights attached to any class of preferred shares in issue, may only be amended by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the preferred shares of that same class present at a duly convened and constituted meeting of our members holding preferred shares in such class which were present at the meeting and voted, unless otherwise provided by the terms of issue of such class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30 percent of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30 percent.

Under the BVI Business Companies Act (as amended) there are no provisions which specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors, without the approval of the holders of ordinary shares, may issue preferred shares that have characteristics that may be deemed anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under the BVI Business Companies Act (as amended), a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company, and a director is also required to exercise his powers as a director for a proper purpose.

Warrants

As of June 30, 2018, we had outstanding 6,281,875 warrants to purchase ordinary shares, which warrants were registered in connection with our initial public offering. Each public warrant entitles the registered holder to purchase one half of one ordinary share at a price of $12.00 per full share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from August 18, 2017, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire on the fifth anniversary of the consummation of the acquisition of Borqs International by way of merger at 5:00 p.m., New York City time.

As of June 30, 2018, we had outstanding 417,166 assumed warrants to purchase ordinary shares that are not yet registered. These private warrants are identical to the public warrants except that such private warrants are not registered and will be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. Warrants issued to the former holders of Borqs International warrants entitle each warrant holder to purchase ordinary shares at a price of $5.36 per share, and are exercisable for cash or on a cashless basis, at the holder’s option. The holders of these replacement warrants entered into Lock-up Agreements identical to the Lock-up Agreements executed by former shareholders of Borqs International and became party to the Registration Rights Agreement along with the former shareholders of Borqs International.

We may call the warrants for redemption (excluding the private warrants and the Replacement Warrants, which may not be called for redemption, but including any outstanding warrants issued upon exercise of the unit purchase option issued to EarlyBirdCapital and/or its designees), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

In connection with our acquisition of Borqs International by way of merger, holders of issued and outstanding warrants to purchase shares of Borqs International received replacement warrants to purchase an aggregate of 344,559 of our ordinary shares, the terms and conditions of which are as described above.

Warrants to be Issued in this Offering

In addition to ordinary shares, we are offering warrants to purchase up to an aggregate of 1,095,890 ordinary shares at an exercise price equal to $3.83 per share (the “Warrants”).  Each Warrant shall be exercisable beginning on November , 2018 and will expire five (5) years from the date of issuance.

If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the shares underlying the warrants, then in lieu of making cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the warrant.

If, at any time while the Warrants are outstanding: (1) we consolidate or merge with or into another entity in which the Company is not the surviving entity; (2) we sell, lease, assign, convey or otherwise transfer all or substantially all of our assets; (3) any tender offer or exchange offer (whether completed by us or a third party) is completed pursuant to which holders of a majority of our outstanding ordinary shares tender or exchange their shares for securities, cash or other property; (4) we effect any reclassification of our ordinary shares or compulsory share exchange pursuant to which outstanding ordinary shares are converted or exchanged for other securities, cash or property; or (5) any transaction is consummated whereby any person or entity acquires more than 50% of our outstanding ordinary shares (each, a “Fundamental Transaction”), then upon any subsequent exercise of a Warrant, the holder thereof will have the right to receive the same amount and kind of securities, cash or other property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise of the Warrant.

If, at any time while the Warrants are outstanding, we declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of our ordinary shares, by way of return of capital or otherwise, then each holder of a Warrant shall be entitled to participate in such distribution to the same extent that the holder would have participated therein if the holder had held the number of ordinary shares acquirable upon complete exercise of the Warrant immediately prior to the record date for such distribution.

If at any time while the Warrants are outstanding we grant, issue or sell any ordinary share equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of our ordinary shares (the “Purchase Rights”), then each holder of a Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of ordinary shares acquirable upon complete exercise of the Warrant immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of ordinary shares are to be determined for the grant, issue or sale of such Purchase Rights.

The warrants issued in this offering are callable by the Company under cetain conditions, including the volume weighted average price of the ordinary shares exceeding $7.3 (or 200% of the purchase price in this offering) for a period of 10 consecutive trading days, or the Measurement Period. The Company may, within one trading day of the end of such Measurement Period, call for cancellation of all or any portion of the outstanding and unexercised warrants issued in this offering for consideration equal to $0.001 per ordinary share issuable upon exercise of such warrants.

Purchase Option

We have sold to EarlyBirdCapital (and/or its designees) an option to purchase up to 440,000 ordinary shares and 400,000 warrants to purchase 200,000 full shares.

The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, at any time prior to October 14, 2020. Holders of the purchase option have demand registration rights until October 14, 2020 and “piggy back” registration rights until October 14, 2022. We will bear all fees and expenses attendant to registering the securities issuable upon exercise of the purchase option, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in circumstances such as in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a prices below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the rights or warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

Dividends

We have not paid any cash dividends on our ordinary shares to date.

Stock Exchange Listing

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “BRQS.” We do not intend to list the warrant offered hereby on The Nasdaq Capital Market, any other national securities exchange or any organized trading market.

Transfer Agent and Registrar and Warrant Agent

The transfer agent and registrar for our ordinary shares and the warrant agent for the Warrants is Continental Stock Transfer & Trust Company. The transfer and warrant agent’s address is One State Street, 30th Floor, New York, NY 10004, and its telephone number is (212) 509-4000.

TAXATION

The following discussion of British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and substantial management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiary and PRC consolidated VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax of a PRC resident enterprise is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to VAT at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

In addition, the Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seals, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to Circular 82, the SAT issued the Bulletin No. 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin No. 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Borqs Technologies, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Borqs Technologies, Inc. meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our British Virgin Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

As a British Virgin Islands holding company, our Hong Kong subsidiary may receive dividends from our PRC subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income or the Hong Kong Tax Treaty, which became effective on August 21, 2006, a company incorporated in Hong Kong, such as Borqs Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from our PRC subsidiary if it holds a 25.0% or more interest in that particular PRC subsidiary at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. In February 2018, the SAT issued the Announcement on Issues Relating to Beneficial Owners under Tax Treaties, or the SAT Announcement 9, pursuant to which, applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements and the SAT Announcement 9. “Beneficial Owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “Beneficial Owner”, such as not carrying out substantive business activities. Whether a non-resident enterprise may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Announcement 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities. As a result, although our PRC subsidiary, Borqs Beijing, is currently wholly owned by Borqs Hong Kong, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5.0% rate applicable under the Hong Kong Tax Treaty on dividends. If Borqs Hong Kong cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, where a non-resident enterprise transfers taxable assets, through the offshore transfer of a foreign intermediate holding company, the non-resident enterprise, being the transferor, maybe subject to PRC enterprise income tax, if the indirect transfer is considered to be an arrangement which does not have a reasonable commercial purpose to circumvent enterprise income tax payment obligations. In addition, Public Notice 7 further provides certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Although it appears that Public Notice 7 was not intended to apply to share transfers of publicly traded companies if the purchase of the shares and the sale of the shares both take place in open-market transactions, there is uncertainty as to the application of Public Notice 7. As a result, we and our non-resident investors may be at risk of being required to file a return and being taxed under Public Notice 7, and we may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-Resident Enterprises, or Announcement 37, which repealed certain provisions of Public Notice 7. Pursuant to Announcement 37, the income from a property transfer, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring equity investment assets such as stock equity. The balance of deducting the equity’s net value from the total income from the equity transfer shall be taxable income from the equity transfer.

U.S. Federal Income Taxation

General

The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ordinary shares and warrants covered by this prospectus. As used in this discussion, references to “we,” “us” or “our” refer to Borqs Technologies, Inc.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ordinary shares and warrants that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of the ordinary shares and warrants that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of the ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ordinary shares and warrants pursuant to this offering and own and hold the ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ordinary shares);

●	persons that acquired the ordinary shares and warrants pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold the ordinary shares and warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ordinary shares and warrants. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the ordinary shares and warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ordinary shares and warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ordinary shares and warrants and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ordinary shares and warrants will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES AND WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price between Ordinary Shares and Warrants

For U.S. federal income tax purposes, each investor must allocate the purchase price paid by such investor pursuant to this offering between the ordinary shares and the warrants acquired by such investor based on the relative fair market values of each at the time of issuance. For this purpose, the Company has made no determination of the relative fair market values to be assigned to the ordinary shares and the warrants, and thus each investor must make his or her own determination of such relative fair market values. Because there are no authorities that directly address the allocation of purchase price upon the issuance of ordinary shares together with warrants, no assurance can be given that the IRS or the courts will not challenge a holder’s allocation of purchase price as described herein. Accordingly, each investor is urged to consult its own tax advisors regarding the tax consequences of an investment pursuant to this Offering.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the ordinary shares. A cash distribution on the ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (a) the ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if the ordinary shares are not readily tradable on an established securities market in the United States, and we are not eligible for the benefits of the U.S. – PRC Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include Nasdaq. There can be no assurance that the ordinary shares will continue to be listed and traded on Nasdaq in future periods subsequent to this offering. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to the ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of the ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares or warrants. U.S. Holder’s adjusted tax basis in its ordinary shares or warrants generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price allocated to an ordinary share or warrant, as described above under “— Allocation of Purchase Price between Ordinary Shares and Warrants”) reduced by any prior distributions treated as a return of capital. See “— Acquisition of Ordinary Shares Pursuant to a Warrant” below for a discussion regarding a U.S. Holder’s basis in an ordinary share acquired pursuant to a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of the ordinary shares or warrants by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ordinary shares or warrants, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”), rules discussed below under “Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ordinary shares and warrants.

Acquisition of Ordinary Shares Pursuant to a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. It is unclear whether a U.S. Holder’s holding period for the ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received generally would equal the U.S. Holder’s tax basis in the warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the ordinary shares would be treated as commencing on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants with an aggregate fair market equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the U.S. Holder’s initial investment in the warrants exercised (i.e., the portion of the U.S. Holder’s purchase price allocated to the warrant, as described above under “— Allocation of Purchase Price between Ordinary Shares and Warrants”) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the ordinary shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ordinary shares or warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares or warrants during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares or warrants).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares and warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

We have not made a determination as to whether we would be classified as a “passive foreign investment company,” or PFIC, for our preceding taxable year nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash or cash equivalents we currently hold and the amount of cash we raise in this offering, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ordinary shares (but likely not our warrants) by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A QEF election may not be made with respect to our warrants. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to the ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held the ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) the ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held the ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares as long as such ordinary shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are treated as a PFIC. Currently, a mark-to-market election likely may not be made with respect to our warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. There can be no assurance that the ordinary shares will continue to be listed and traded on Nasdaq in future periods subsequent to this offering. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of the ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to the ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares and warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s receipt of an ordinary share upon the exercise or lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the receipt of a share or exercise of a warrant by a U.S. Holder, as described under “U.S. Holders — Acquisition of Ordinary Shares Pursuant to a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of our ordinary shares and warrants.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on the ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of the ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the ordinary shares.

Moreover, backup withholding of U.S. federal income tax, at a current rate of 24%, generally will apply to cash dividends paid on the ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of the ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative and sole book-running manager, Maxim Group LLC, located at 405 Lexington Avenue, New York, NY 10174, referred to herein as Maxim, have severally agreed to purchase from us on a firm commitment basis the following respective number of ordinary shares and warrants at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares	Number of Warrants
Maxim Group LLC
The Benchmark Company, LLC
Total

The underwriting agreement provides that the obligations of the underwriters to purchase all of the ordinary shares and warrants being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the ordinary shares and warrants being offered to the public, other than those covered by the over-allotment option described below, if any of these shares and warrants are purchased.

Over-Allotment Option

The Company has granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to 164,383 additional ordinary shares (equivalent to 15% of the total number of ordinary shares and warrants sold in this offering) and/or 164,383 additional warrants at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ordinary shares and warrants in this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares and warrants as the number of ordinary shares and warrants to be purchased by it in the above table bears to the total number of ordinary shares and/or warrants offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares and warrants to the underwriters to the extent the option is exercised. If any additional ordinary shares and/or warrants are purchased, the underwriters will offer the additional shares and/or warrants on the same terms as those on which the other shares are being offered hereunder.

Commission and Expenses

The underwriting discounts and commissions are 7.0% of the public offering price. The Company has agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by Maxim that the underwriters propose to offer the ordinary shares and warrants to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $       per share under the public offering price of $       per share and warrants. The underwriters may allow, and these dealers may re-allow, a concession of not more than $       per share and warrants to other dealers. After the public offering, the representative of the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering:

	Fee Per Share and warrants(1)	Total Without Exercise of Over-Allotment	Total With Exercise of Over-Allotment
Public offering price	$	$	$
Discount paid by us	$	$	$
Expenses payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The fees do not include the Representative’s Warrants or expense reimbursement as described below.

In addition, we have agreed to reimburse Maxim for up to $200,000 of out-of-pocket expenses it incurs in connection with this offering, including, but not limited to, filing offering materials with the Financial Industry Regulatory Authority, or FINRA, background checks, “road show” expenses, costs of book-building, prospectus tracking and compliance software and the fees and disbursements of its counsel.

We estimate that expenses payable by us in connection with the offering of our ordinary shares and warrants, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $1,067,444.

Representative’s Warrants

We have also agreed to issue to Maxim (or its permitted assignees) the warrants to purchase a number of our ordinary shares equal to an aggregate of 4% of the total number of ordinary shares sold in this offering (“Representative’s Warrants”). The Representative’s Warrants will have an exercise price equal to 120% of the offering price of the ordinary shares and warrants sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing 180 days after the effective date of the registration statement related to this offering, and will be exercisable for three years after the effective date. The Representative’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the ordinary shares underlying the Representative’s Warrants for a period of three years from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the three year period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrants and the ordinary shares underlying the Representative’s Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of 12 months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the ordinary shares underlying such Representative’s Warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Certain of our directors and executive officers, and shareholders have agreed that, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions, they will not directly or indirectly, without the prior written consent of the representative of the underwriters, (1) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any ordinary shares, warrant to purchase ordinary shares or any other security of the company or any other entity that is convertible into, or exercisable or exchangeable for, ordinary shares or any other equity security of the company owned beneficially or otherwise as of the date of this prospectus, which we refer to as relevant securities, or otherwise publicly disclose the intention to do so, (2) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act) with respect to any relevant security or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of relevant securities, whether or not such transaction is to be settled by the delivery of relevant securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so, (3) file or participate in the filing with the SEC of any registration statement or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document, in each case with respect to any proposed offering or sale of relevant securities or (4) exercise any rights to require registration with the SEC of any proposed offering or sale of relevant securities. In addition, the underwriting agreement provides that, subject to certain exceptions, we will not, for a period of six months following the closing of the offering of the ordinary shares, offer, sell or distribute any of our securities, without the prior written consent of Maxim.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. Maxim may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

●	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, Maxim will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit Maxim to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our securities. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by Maxim or by its affiliates. Other than this prospectus in electronic format, the information on Maxim’s website and any information contained in any other websites maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or Maxim in its capacity as an underwriter, and should not be relied upon by investors.

Other Terms

In addition, we have agreed to grant to Maxim, upon the consummation of an offering of at least $15 million in gross proceeds, the right of first refusal to act as a lead managing underwriter and book runner or minimally as a co-lead manager and co-book runner and/or co-lead placement agent with at least 80% of the economics for any and all future public and private equity, equity-linked or debt (excluding commercial bank debt) offerings of the Company or any successor to or any subsidiary of the Company, for a period of twelve (12) months after the commencement of sales of this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares and warrants offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares and warrants offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ordinary shares and warrants be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares and warrants offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the ordinary shares and warrants. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the ordinary shares or wrrants and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement that the Company and the underwriter(s) provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the Company and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the ordinary shares and warrants in Canada is being made on a private placement basis only and is exempt from the requirement that the Company prepares and files a prospectus under applicable Canadian securities laws. Any resale of ordinary shares or warrants by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the ordinary shares or warrants outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases ordinary shares and warrants will be deemed to have represented to the Company, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor is (i) purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the ordinary shares and warrants and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the ordinary shares and warrants or with respect to the eligibility of the ordinary shares or warrants for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

Maples and Calder, Hong Kong, will pass upon the validity of the issuance of the ordinary shares offered by this prospectus. Ellenoff Grossman & Schole LLP, New York, New York, will pass upon the validity of the issuance of warrants offered by this prospectus. Loeb & Loeb LLP, New York, New York is representing the underwriters in this offering.

EXPERTS

The consolidated balance sheets of Borqs Technologies, Inc. at December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

BORQS TECHNOLOGIES, INC.

Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended June 30, 2017 and 2018

Condensed Consolidated Balance Sheets as of December 31, 2017 and June 30, 2018	F-58 – F-61

Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2017 and 2018	F-62

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2017 and 2018	F-63

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2018	F-64

Notes to the Unaudited Condensed Consolidated Financial Statements	F-65 – F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Borqs Technologies, Inc. (Formerly known as Pacific Special Acquisition Corp.):

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borqs Technologies, Inc. (Formerly known as Pacific Special Acquisition Corp.) (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2016.

Shanghai, the People’s Republic of China

April 2, 2018

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollars (“US$”))

		As of December 31,
	Note	2016	2017
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		3,610	13,060
Restricted cash		1,153	3,459
Accounts receivable		28,257	65,720
Accounts receivable from related parties	(17)	490	-
Receivable from Mobile Virtual Network Operator (“MVNO”) franchisees		4,319	3,514
Inventories	(5)	12,682	17,031
Deferred cost of revenues		969	507
Prepaid expenses and other current assets	(6)	6,599	16,240

Total current assets		58,079	119,531

Non-current assets:
Property and equipment, net	(7)	1,488	1,362
Intangible assets, net	(8)	15,498	20,004
Goodwill	(9)	693	736
Deferred tax assets	(16)	1,054	1,463
Deferred cost of revenues		689	2,642
Other non-current assets		529	2,994

Total non-current assets		19,951	29,201

Total assets		78,030	148,732

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		US$	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiary of US$4,598 and US$4,143 as of December 31, 2016 and 2017, respectively)		22,691	49,690
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiary of US$2,778 and US$4,038 as of December 31, 2016 and 2017, respectively)	(11)	7,634	12,163
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)		-	3,623
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiary of US$9,134 and US$5,904 as of December 31, 2016 and 2017, respectively)		11,995	7,960
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)		216	1,232
Short-term bank and other borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiary of US$721 and nil as of December 31, 2016 and 2017, respectively)	(10)	6,306	12,648
Long-term bank borrowings – current portion (including long-term bank borrowings – current portion of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(10)	1,381	5,432
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(12)	264	-

Total current liabilities		50,487	92,748

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		US$	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(16)	1,755	2,121
Warrant liabilities (including warrant liabilities grants of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(10)	1,344	-
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$1,539 and US$1,550 as of December 31, 2016 and 2017, respectively)	(16)	2,170	3,555
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)		2,428	1,346
Long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(10)	4,491	-
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2016 and 2017, respectively)	(12)	1,844	1,957

Total non-current liabilities		14,032	8,979

Total liabilities		64,519	101,727

Commitments and contingencies	(22)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		US$	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 39,900,000 and nil shares authorized; 39,900,000 and nil issued and outstanding as of December 31, 2016 and 2017, respectively)	(19)	11,970	-
Series B convertible redeemable preferred shares (US$0.001 par value; 82,857,143 and nil shares authorized; 82,857,143 and nil issued and outstanding as of December 31, 2016 and 2017, respectively)	(19)	26,126	-
Series C convertible redeemable preferred shares (US$0.001 par value; 50,909,089 and nil shares authorized; 50,909,089 and nil issued and outstanding as of December 31, 2016 and 2017, respectively)	(19)	21,069	-
Series D convertible redeemable preferred shares (US$0.001 par value; 23,721,443 and nil shares authorized; 23,721,443 and nil issued and outstanding as of December 31, 2016 and 2017, respectively)	(19)	9,697	-
Series E convertible redeemable preferred shares (US$0.001 par value; nil and 13,275,162 shares authorized; nil and nil issued and outstanding as of December 31, 2016 and 2017, respectively)	(19)	-	-

Total mezzanine equity		68,862	-

Shareholders’ (deficit) equity :
Ordinary shares (no par value; unlimited shares authorized; 4,224,725 shares and 30,804,635 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		-	-
Additional paid-in capital		1,178	120,642
Statutory reserve		1,898	1,898
Accumulated deficit		(54,706)	(74,231)
Accumulated other comprehensive loss	(13)	(2,626)	(507)

Total Borqs Technologies, Inc. shareholders’ (deficit) equity		(54,256)	47,802

Noncontrolling interest		(1,095)	(797)

Total shareholders’ (deficit) equity		(55,351)	47,005

Total liabilities, mezzanine equity, noncontrolling interest and shareholders’ (deficit) equity		78,030	148,732

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2015	2016	2017
		US$	US$	US$
Net Revenues:
Software		22,468	14,912	11,212
Hardware		32,647	70,536	111,021
MVNO		16,007	29,309	30,118
Others		3,950	5,829	1,956

Total net revenues		75,072	120,586	154,307

Software		(12,699)	(7,491)	(7,247)
Hardware		(26,101)	(57,452)	(96,247)
MVNO		(16,225)	(28,784)	(22,836)
Others		(2,980)	(1,709)	(811)

Total cost of revenues		(58,005)	(95,436)	(127,141)

Total gross profit		17,067	25,150	27,166

Operating expenses:
Sales and marketing expenses		(7,359)	(5,874)	(7,952)
General and administrative expenses		(4,883)	(10,042)	(20,753)
Research and development expenses		(7,206)	(5,742)	(6,443)
Changes in the fair value of warrant liabilities		-	(12)	(200)

Total operating expenses		(19,448)	(21,670)	(35,348)

Other operating income		3,094	1,760	272

Operating income (loss)		713	5,240	(7,910)

Interest income		61	65	14
Interest expense		(156)	(797)	(1,877)
Other income		208	114	633
Other expense		(35)	(59)	(121)
Foreign exchange gain (loss)		855	692	(779)

Profit (loss) before income taxes		1,646	5,255	(10,040)
Income tax expense	(16)	(851)	(2,659)	(2,319)

Net income (loss)		795	2,596	(12,359)

Less: net (loss) income attributable to noncontrolling interests		(1,316)	(632)	210

Net income (loss) attributable to Borqs Technologies, Inc.		2,111	3,228	(12,569)
Add:
Accretion to redemption value of Convertible Redeemable Preferred Shares		(2,417)	(976)	(6,956)
Allocation to holders of Convertible Redeemable Preferred Shares		-	(2,252)	-

Net loss attributable to ordinary shareholders		(306)	-	(19,525)

Loss per share:
Basic		(0.07)	0.00	(1.52)
Diluted		(0.07)	0.00	(1.52)
Number of ordinary shares used in loss per share computation:
Basic		4,224,090	4,224,725	12,842,671
Diluted		4,224,090	4,224,725	12,842,671

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of US dollars (“US$”))

		For the years ended December 31,
	Note	2015	2016	2017
		US$	US$	US$
Net income (loss)		795	2,596	(12,359)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil		(1,491)	(1,575)	2,207
Other comprehensive (loss) income, net of tax of nil	(13)	(1,491)	(1,575)	2,207
Comprehensive (loss) income		(696)	1,021	(10,152)
Less: comprehensive (loss) income attributable to noncontrolling interest		(1,519)	(730)	298
Comprehensive income (loss) attributable to Borqs Technologies, Inc.		823	1,751	(10,450)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of US dollars (“US$”), except for number of shares)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ deficit	Noncontrolling interest	Total shareholders’ deficit

Balance as of January 1, 2015		4,222,120	-	1,174	860	139	(55,614)	(53,441)	1,154	(52,287)
Consolidated net income			-	-	-	-	2,111	2,111	(1,316)	795
Appropriation of statutory reserves			-	-	410	-	(410)	-	-	-
Foreign exchange difference			-	-	-	(1,288)	-	(1,288)	(203)	(1,491)
Accretion to redemption value of convertible redeemable preferred shares			-	-	-	-	(2,417)	(2,417)	-	(2,417)
Vesting of restricted shares		2,605	-	4	-	-	-	4	-	4

Balance as of December 31, 2015		4,224,725	-	1,178	1,270	(1,149)	(56,330)	(55,031)	(365)	(55,396)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of US dollars (“US$”), except for number of shares)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Total Borqs Technologies, Inc. shareholders’ deficit	Noncontrolling interest	Total shareholders’ deficit

Balance as of January 1, 2016		4,224,725	-	1,178	1,270	(1,149)	(56,330)	(55,031)	(365)	(55,396)
Consolidated net income		-	-	-	-	-	3,228	3,228	(632)	2,596
Appropriation of statutory reserves		-	-	-	628	-	(628)	-	-	-
Foreign exchange difference		-	-	-	-	(1,477)	-	(1,477)	(98)	(1,575)
Accretion to redemption value of Convertible Redeemable Preferred Shares		-	-	-	-	-	(976)	(976)	-	(976)

Balance as of December 31, 2016		4,224,725	-	1,178	1,898	(2,626)	(54,706)	(54,256)	(1,095)	(55,351)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of US dollars (“US$”), except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Series E-1 Preferred Shares	Additional paid-in capital	Accumulated statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Total Borqs Technologies Inc. shareholders’ (deficit) equity	Noncontrolling interest	Total (deficit) equity

Balance as of January 1, 2017	4,224,725	-	-	1,178	1,898	(2,626)	(54,706)	(54,256)	(1,095)	(55,351)
Consolidated net loss	-	-	-	-	-	-	(12,569)	(12,569)	210	(12,359)
Foreign exchange difference	-	-	-	-	-	2,119	-	2,119	88	2,207
Issuance of ordinary shares	35,173	-	-	386	-	-	-	386	-	386
Issuance of Series E-1 Preferred Shares	-	-	2,708	-	-	-	-	2,708	-	2,708
Beneficiary conversion feature of Series E Preferred Shares	-	-	-	3,258	-	-	-	3,258	-	3,258
Reclassification of warrants upon the consummation of the Merger	-	-	-	1,544	-	-	-	1,544	-	1,544
Conversion of Convertible Redeemable Preferred Shares into ordinary shares upon the consummation of the Merger	16,622,491	-	-	78,860	-	-	(6,956)	71,904	-	71,904
Conversion of Series E-1 Preferred Shares into ordinary shares upon the consummation of the Merger	558,725	-	(2,708)	2,708	-	-	-	-	-	-
Change in equity due to the Merger	9,363,521	-	-	26,818	-	-	-	26,818	-	26,818
Share-based compensation	-	-	-	5,890	-	-	-	5,890	-	5,890

Balance as of December 31, 2017	30,804,635	-	-	120,642	1,898	(507)	(74,231)	47,802	(797)	47,005

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US dollars (“US$”))

		For the years ended December 31,
	Note	2015	2016	2017
		US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		795	2,596	(12,359)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Foreign exchange (gain) loss		(855)	(692)	779
(Loss) gain on disposal of property and equipment		(350)	1	-
Depreciation of property and equipment		1,371	1,011	744
Amortization of intangible assets		1,109	2,146	3,935
Deferred income tax (benefits) expenses		(1,044)	402	937
Interest expense		-	352	661
Share-based compensation expenses		-	-	14,667
Changes in the fair value of warrant liabilities		-	12	200

Changes in operating assets and liabilities, net of the effects of an acquisition:
Restricted cash		211	(383)	(2,306)
Accounts receivable		6,830	(22,189)	(37,463)
Accounts receivable from related parties		(5,866)	5,508	490
Receivable from MVNO franchisees		(3,295)	(1,024)	805
Inventories		(4,074)	(6,418)	(4,349)
Deferred cost of revenues		2,469	(497)	(1,491)
Prepaid expenses and other current assets		579	(3,175)	(12,140)
Accounts payable		(742)	15,740	26,999
Accrued expenses and other payables		2,100	1,371	5,215
Unrecognized tax benefits		645	1,064	366
Advances from customers		-	-	3,623
Deferred revenue		4,888	(3,351)	(5,117)
Income tax payable		165	51	1,016
Deferred government grants		(3,302)	(1,906)	(151)

Net cash generated from (used in) operating activities		1,634	(9,381)	(14,939)

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of US dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(798)	(494)	(842)
Purchases of intangible assets	(5,175)	(5,230)	(7,650)
Proceeds from disposal of property and equipment	14	1	1
Loan to a third party	(1,482)	-	-
Repayments of a loan to a third party	75	457	371

Net cash used in investing activities	(7,366)	(5,266)	(8,120)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	-	-	62
Cash received from the Merger	-	-	18,034
Proceeds from issuance of Series E Preferred Shares	-	-	9,000
Proceeds from exercise of warrants for Series E-1 Preferred Shares (“Series E-1 Warrants”)	-	-	8
Payment of issuance costs for Series E Preferred Shares	-	-	(312)
Proceeds from short-term bank and other borrowings	-	6,776	10,456
Repayments of short-term bank and other borrowings	(817)	(2,000)	(4,756)
Proceeds from long-term bank borrowings	999	6,000	2,000
Repayments of long-term bank borrowings	(47)	(571)	(2,631)
Net cash generated from financing activities	135	10,205	31,861

Effect of foreign exchange rate changes on cash and cash equivalents	(34)	265	648

Net (decrease) increase in cash and cash equivalents	(5,631)	(4,177)	9,450
Cash and cash equivalents at beginning of year	13,418	7,787	3,610

Cash and cash equivalents at end of year	7,787	3,610	13,060

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(620)	(554)	-
Interest paid	(156)	(797)	(1,877)
Interest received	61	65	14

Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities	462	432	52

The accompanying notes are an integral part of these consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, the “Company” or “Borqs Technologies”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock transaction (the “Merger”) as described in Note 4. Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp.”, to Borqs Technologies, Inc.

Borqs Group are principally engaged in the provision of commercial grade Android+ platform solutions, hardware product sales and MVNO services in the People’s Republic of China (the “PRC”).

(a)    As of the date of report, the details of the Company’s major subsidiaries, consolidated VIEs and the subsidiaries of the VIEs are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company Direct	Principal activities

Subsidiaries:
Borqs International	July 27, 2007	Cayman	100%	Holding company
BORQS Hong Kong Limited (“Borqs HK”)	July 19, 2007	Hong Kong	100%	Provision of software and service solutions and hardware products sales
BORQS Beijing Ltd. (“Borqs Beijing”) (1)	September 4, 2007	PRC	100%	Provision of software and service solutions and hardware products sales
BORQS Software Solutions Private Limited (“Borqs India”)	July 17, 2009	India	100%	Provision of software and service solutions

VIE:

Beijing Big Cloud Network Technology Co., Ltd. (“Big Cloud Network”) (1)/(2)	April 18, 2014	PRC	Nil	Holding company

Subsidiaries of the VIE:

Yuantel (Beijing) Investment Management Co., Ltd. (“Yuantel Investment”) (2)/(3)	July 11, 2014	PRC	79%	Holding company
Yuantel (Beijing) Telecommunications Technology Co., Ltd. (“Yuantel Telecom”) (2)/(3)	July 11, 2014	PRC	75.05%	Provision of MVNO and other services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On July 11, 2014, Borqs International through Big Cloud Network acquired controlling interest in Yuantel Investment and its subsidiary.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(b) PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through the VIE using contractual agreements (the “VIE Agreements”).

The Group funds Big Cloud Network through loans to the two Big Cloud Network’s shareholders, (collectively the “Nominee Shareholders”). The effective control of Big Cloud Network is held by the Group, through a series of contractual agreements between Borqs Beijing and Big Cloud Network whereby Big Cloud Network became a consolidated VIE of the Group. Through the contractual agreements, the Group receives substantially all of the economic benefits of Big Cloud Network.

Big Cloud Network provides MVNO services in China through its 79% owned entity of Yuantel Investment which owns 95% of Yuantel Telecom; therefore Big Cloud Network effectively owns 75.05% of Yuantel Telecom which is the entity that operates the business and holds the MVNO license from the Chinese Ministry of Industry and Information Technology.

The following is a summary of the key terms of the latest VIE Agreements:

Loan agreements

Borqs Beijing and the Nominee Shareholders entered into loan agreements for Borqs Beijing to provide interest free loans of RMB50,000 to the Nominee Shareholders, respectively, for the purpose of providing capital to Big Cloud Network to develop its MVNO business. There is no fixed term for the loans.

Power of attorney agreement

The Nominee Shareholders of Big Cloud Network entered into the power of attorney agreement whereby they authorized Borqs Beijing or its designated party to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to (1) attend shareholders’ meetings of Big Cloud Network; (2) exercise all the shareholders’ rights, including voting rights; and (3) designate and appoint on behalf of each shareholder the senior management members of Big Cloud Network. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of Big Cloud Network. The power of attorney agreement was subsequently reassigned to Borqs International.

Exclusive option agreement

Pursuant to the exclusive option agreement entered into between the Nominee Shareholders and Borqs Beijing or its designated party, the Nominee Shareholders granted Borqs Beijing or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in Big Cloud Network, to the extent permitted under the PRC laws, at an amount equal to RMB10 or the minimum consideration permitted under the applicable PRC law. The purchase consideration in excess of RMB10 shall be refunded by the Nominee Shareholders to Borqs Beijing or Borqs Beijing may deduct the excess amount upon payment of consideration. The Nominee Shareholders shall not declare dividend or any form of distribution or grant loans in any form without the prior consent of Borqs Beijing or its designated party. The term of the agreement is 10 years, expiring on June 22, 2024 which will be automatically renewed every three-year thereafter if Borqs Beijing or its designated party does not provide notice of termination to the Nominee Shareholders fifteen days prior to expiration.

Exclusive technical & support agreement

Pursuant to the agreement entered into between Borqs Beijing and Big Cloud Network, Big Cloud Network engaged Borqs Beijing or its designated party as its exclusive provider of technical, consulting and other services in relation to its major business during the contractual period in return for service fees which will be determined at the sole discretion of Borqs Beijing or its designated party. The term of the agreement is 10 years, expiring on June 22, 2024, which will be automatically renewed every three-year thereafter if Borqs Beijing or its designated party does not provide notice of termination to the Nominee Shareholders fifteen days prior to expiration.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Business cooperation agreement

Pursuant to the business cooperation agreement entered into between Borqs Beijing and Big Cloud Network, Borqs Beijing or its designated party agreed to provide unlimited financial support for the VIE’s daily operating activities through entrusted loans and agree to forgo the right to seek repayment.

Share pledge agreement

Pursuant to the agreement, the Nominee Shareholders pledged all of their equity interests in Big Cloud Network to Borqs Beijing as collateral to guarantee the repayment of the loans and to secure their obligations under the above agreements. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in Big Cloud Network without prior consent of Borqs Beijing. The share pledge agreements will remain effective until all the obligations under above agreements have been satisfied in full or all of the guarantee liabilities have been repaid.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Borqs Beijing’s designee, Borqs International, and Big Cloud Network through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of the voting rights underlying their equity interest in Big Cloud Network to Borqs   International. Furthermore, pursuant to the exclusive option agreement and share pledge agreement, Borqs International, via Borqs Beijing, obtained effective control over Big Cloud Network through the ability to exercise all the rights of Nominee Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of Big Cloud Network. In addition, through the VIE Agreements, Borqs International demonstrates its ability and intention to continue the ability to absorb substantially all the expected losses and the majority of the profit of the VIE, and therefore have the rights to the economic benefits of the VIE. Thus, Borqs International consolidates Big Cloud Network and its subsidiaries under ASC 810-10 Consolidation Overall.

In the opinion of the Group’s management and PRC counsel, (i) the ownership structure of the Consolidated VIEs is in compliance with all existing PRC laws and regulations in any material respect, (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If Borqs International, the primary beneficiary or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the primary beneficiary to lose the rights to direct the activities of VIE or the right to receive its economic benefits, Borqs International would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the VIE Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce these VIE Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(c)	VIE disclosures

The consolidated VIEs contributed 27%, 29% and 21% of the Group’s consolidated revenues for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2016 and 2017, the Consolidated VIEs accounted for an aggregate of 23% and 17%, respectively, of the consolidated total assets, and 41% and 37%, respectively, of the consolidated total liabilities.

The Consolidated VIEs mainly operate the MVNO services. The VIE also holds the MVNO license, which is a revenue-producing asset recorded on the Group’s consolidated balance sheets. The Group expects increases in revenue generated from the Consolidated VIEs compared to the whole Group for the foreseeable future as the Group focuses on strengthening telecommunication platforms to strategically grow the Group’s MVNO business.

The Group believes that there are no assets held in the Consolidated VIEs that can be used only to settle obligations of the Consolidated VIEs, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the Consolidated VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. As the Consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the Consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the Consolidated VIEs. There were no pledges or collateralization of the Consolidated VIEs’ assets.

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(c)	VIE disclosures (Continued)

	As of December 31,
	2016	2017
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	414	51
Restricted cash	1,153	3,459
Accounts receivable	129	2,565
Receivable from MVNO franchisees	4,319	3,514
Inventories	67	221
Prepaid expenses and other current assets	926	423

Total current assets	7,008	10,233

Non-current assets:
Property and equipment, net	987	897
Intangible assets, net	8,609	8,393
Goodwill	693	736
Deferred tax assets	1,054	940
Other non-current assets	58	81

Total non-current assets	11,401	11,047

Total assets	18,409	21,280

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(c)	VIE disclosures (Continued)

	As of December 31,
	2016	2017
	US$	US$
Current liabilities:
Accounts payable	4,598	4,143
Accrued expenses and other payables	2,778	4,038
Deferred revenue	9,134	5,904
Short-term bank borrowings	721	-
Intercompany payables	7,923	14,279
Total current liabilities	25,154	28,364

Non-current liabilities
Deferred tax liabilities	1,539	1,500

Total non-current liabilities	1,539	1,500

Total liabilities	26,693	29,864

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Net revenues	19,957	35,138	32,074
Net (loss) income	(5,029)	(3,381)	347

	For the Years Ended December 31,
	2015	2016	2017
	US$	US$	US$
Net cash provided by (used in) operating activities	2,413	(2,128)	683
Net cash used in investing activities	(1,622)	(634)	(281)
Net cash (used in) provided by financing activities	(770)	721	(765)
Net increase (decrease) in cash and cash equivalents	21	(2,041)	(363)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Liquidity

As of December 31, 2017, the company has accumulated deficit of US$74,231 and has suffered net loss of US$12,359 and negative cash flow from operating of US$14,939 for the year then ended. These condition raises substantial doubt about the Group’s ability to continue as a going concern.

When preparing the consolidated financial statements as of December 31, 2017 and for the year then ended, the Group’s management concluded that a going concern basis of preparation was appropriate after analyzing the forecasted cash flows for the next twelve months, which indicates that the Group will have sufficient liquidity through March 2019. In preparing the forecasted cash flow analysis, management took into account of the expected net cash inflows to be funded by the public offering and short term debt of approximately US$32,000. As a result, management prepared the consolidated financial statements assuming the Group will continue as a going concern. However, there is no assurance that the public offering can be completed in a timely manner or at all, and there is no assurance that any short term debt is available at acceptable terms. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(c)	Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and Consolidated VIEs, for which, the Group is the primary beneficiary. All significant inter-company transactions and balances between the Group, its subsidiaries and the Consolidated VIEs are eliminated upon consolidation. Results of acquired subsidiaries and its Consolidated VIEs are consolidated from the date on which control is transferred to the Group.

(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, determining the provisions for accounts receivable and inventories, accounting for deferred income taxes and uncertain tax benefits, valuation for share-based compensation arrangements, warrants for Series D convertible redeemable preferred shares, beneficiary conversion feature for Series E Preferred Shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)	Foreign currency

The functional currency of the Group and its non-PRC subsidiaries, excluding Borqs India, is the United States dollar. The functional currency of Borqs India is Rupee, whereas the functional currency of the Group’s PRC subsidiaries and its Consolidated VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters. The Group uses the US$ as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Group’s PRC subsidiaries are translated into US$ at fiscal year-end exchange rates. Equity amounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from translation of foreign currency financial statements are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive income (loss).

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits which are unrestricted as to withdrawal and use. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Restricted cash

Restricted cash mainly represents short-term deposits with China United Network Communications Group Co., Ltd. (“China Unicom”) as guarantee for minimum purchase requirements, and therefore are not available for the Group’s use until the end of contract period with China Unicom.

(h)	Accounts receivable

Accounts receivable are carried at net realizable value. An allowance of doubtful accounts is recorded in the period when the collection of full amount is no longer probable. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. As of December 31, 2016 and 2017, the Group evaluated and wrote off the doubtful accounts as they were determined to be uncollectible. Thus, there was no allowance for doubtful accounts outstanding.

(i)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventories to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value. Inventories provision of US$1,038 and US$918 was recorded as of December 31, 2016 and 2017, respectively.

(j)	Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Computer and network equipment	3-5 years
Office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

(k)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

Development costs of software to be sold, leased, or otherwise marketed are subject to capitalization beginning when technological feasibility is reached, in accordance with ASC 985-20, Costs of Software to be Sold, Leased, or Marketed.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	5.8 years
MVNO license	10 years
Capitalized software development costs	3 years
Internal-use software	5 years

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill as of December 31, 2016 and 2017 was related to its acquisition of Yuantel Investment. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has two operating segments as its reporting units, namely Yuantel and Connected Solution. Goodwill is recorded at the Yuantel reporting unit.

(m)	Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group, including intangible assets with indefinite and finite lives, for impairment. Intangible assets with indefinite lives that are not subject to amortization are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired in accordance with ASC 350. Such impairment test compares the fair values of assets with their carrying values with an impairment loss recognized when the carrying values exceed fair values.

For long-lived assets and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a Group of long-lived assets may not be recoverable. When these events occur, the Group evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value.

(n)	Fair value of financial instruments

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, accounts receivable from related parties, receivable from MVNO franchisees, short-term and long-term bank borrowings, warrants for Series D convertible redeemable preferred shares and Convertible Redeemable Preferred Shares. Other than the long-term bank borrowings, warrants for Series D convertible redeemable preferred shares, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Fair value of financial instruments (continued)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

During the years ended December 31, 2016 and 2017, there was no financial instrument measured at fair value. The warrants for Series D convertible redeemable preferred shares were classified as level 3 and fair valued using the binomial option pricing model as of December 31, 2016. The carrying amounts of long-term bank borrowings approximated their fair values since they bear interest rates which approximate market interest rates. The Convertible Redeemable Preferred Shares are initially recognized at its fair value on the closing date, at the issuance price, net of issuance cost.

(o)	Revenue recognition

The Group is mainly engaged in the business of providing 1) Android+ platform solutions and services, 2) hardware product sales, and 3) MVNO services. The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured.

1.	Android+ platform solutions and services

Android+ platform solutions

The Group provides customized Android+ software platform solutions that are developed to maximize the commercial grade quality or performance of open source Android+ software for integration with particular chipsets. The Group also provides customized Android+ service platform solutions that are end to end software developed for mobile operators to allow data synchronization between their platform and mobile devices. The Group charges its customers, mainly including mobile device manufacturers and mobile operators, fixed fees for project-based software contracts, as well as per chip or per mobile device royalty fees.

The project-based software contracts are generally considered multiple element arrangements as they consist of perpetual software licenses, software development services such as customization, modification, implementation and integration, and post-contract customer support (“PCS”) where customers have the right to receive bug fixes, telephone support and unspecified upgrades on a when-and-if available basis. Pursuant to ASC 985-605, Revenue Recognition: Software (“ASC 985-605”), given the project-based software contracts require significant customization that are generally completed within one year from the contract dates, the Group accounts for the entire software contracts in conformity with the relevant guidance in ASC 605-35, Revenue Recognition: Contract Accounting, applying the completed contract method.

As the Group was unable to establish vendor specific objective evidence of the fair value of PCS and PCS is the only undelivered element upon completion of software projects, the entire software project fixed fees are recognized ratably over the PCS service period. PCS service periods are generally 12 months, with ranges from six months to three years, and commences upon completion of customer acceptance of the completed software projects. Costs incurred to complete the software projects are deferred to match revenue recognition.

Where the Group is entitled to receive on going usage based royalties determined based on the chip or mobile device sales, the usage-based royalties are recognized according to the customers’ usage reports, generally on a quarterly basis.

Service contracts

The Group provides research and development services to certain customers for their mobile-computing related development projects where fees are charged on a time and material basis and the Group is not responsible for the outcome of such development projects. The revenue is recognized proportionately as the services are delivered and is included as software revenues on the consolidated statement of operations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (Continued)

2.	Hardware product sales

The Group provides total solutions on original design manufacturer (“ODM”) basis to customers of mobile devices. Revenue is recognized when sale of each final hardware product to the customers are delivered. Warranty is provided to all customers, which is not considered an additional service; rather, an integral part of the product sales. ASC 450, Contingencies, specifically addresses the accounting for standard warranties. The Group believes that accounting for its standard warranty pursuant to ASC 450 does not impact revenue recognition because the cost of honoring the warranty can be reliably estimated. The Group has determined the likelihood of claims arising from warranties to be remote based on strong quality control procedures in the production process and historical experience with regard to claims being made by customers. The basis for the warranty accrual will be reviewed periodically based on actual experience. The Group does not sell extended warranty coverage.

3.	MVNO

On July 11, 2014, the Group, through the VIE, acquired and obtained control of Yuantel Investment, which mainly operates the MVNO business. The license to operate such MVNO business is issued by the Chinese Ministry of Industry and Information Technology and the core mobile network is provided by the PRC government owned China Unicom. Yuantel Investment receives wholesale rates for mobile voice and data services from China Unicom and repackages the voice and data services into competitive bundles for Chinese consumers.

In accordance with ASC 605-45, Revenue Recognition; Principal agent consideration, the Group is the principal in providing the bundled voice and data services to Chinese consumers, thus revenue is recognized on a gross basis. As sales of bundled services are mostly pre-paid by the consumers, cash received in advance of voice and data consumption are recognized as deferred revenue. Revenue is recognized when the services are actually used. Pre-paid bundled services do not expire.

Sales of the bundles are mostly made through agents and franchisees. Bundled services sold to agents are discounted and not refundable to the Group. The Group accounts for such discounts as reductions of revenue in accordance with ASC 605-50 (“ASC 605-50”) Customer Payments and Incentives.

The Group enters into profit sharing arrangements with franchisees under which bundled services may be returned to the Group if not sold to the consumers. The franchisees receive certain percentages of profits made by the Group on the sales of the bundled services as they are used by the consumers. The Group accounts for profit sharing with franchisees as selling expenses in the consolidated statements of operations. Pursuant to the Group’s policy, the amount of discounts that may be provided by the franchisees to consumers is capped at 5%, based on which, the Group recognized the maximum amount of discounts that may be provided by the franchisees as reductions of revenue in accordance with ASC 605-50.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of long-lived assets, amortization of acquired intangible asset, payroll and other related costs of operations. Deferred cost of revenues was US$1,658 and US$3,149 for the years ended December 31, 2016 and 2017.

(q)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to US$46, US$78 and US$45 for the years ended December 31, 2015, 2016 and 2017, respectively.

(r)	Research and development expenses

Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with research and platform development. Research and development expenses also include rent, depreciation and other related expenses. Research and development expenses are expensed as incurred.

(s)	Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain technology development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

(t)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group did not enter into any capital leases for the years ended December 31, 2015, 2016 and 2017.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Income taxes

The Group accounts for income taxes using the liability method. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group applies ASC 740, Accounting for Income Taxes, (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

The Group has elected to classify interest related to unrecognized tax benefits, if and when required, as part of “income tax expense” in the consolidated statements of operations.

The Group elected to early adopt ASU No. 2016-16, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Thus, all the deferred income tax assets and liabilities are classified as noncurrent in the consolidated balance sheet statement of financial position.

(v)	Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

The Group recognizes compensation expense using the accelerated method for share-based awards granted with service and performance conditions. According to ASC 718, the amount of compensation cost recognized (or attributed) when achievement of a performance condition is probable depends on the relative satisfaction of the performance condition based on performance to date. According to ASC 718, probable means the future event or events are likely to occur and the Group interprets “probable” to be generally in excess of a 70% likelihood of occurrence.

The Group elected to account for forfeitures as they occur.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the (decrease) increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Group includes foreign currency translation adjustments related to the Group and its PRC subsidiaries, whose functional currency is RMB.

(x)	Segment reporting

In accordance with ASC 280 “Segment Reporting” (“ASC 280”), the Group has two operating segments, namely Yuantel and Connected Solution as the Group’s chief executive officer, who has been identified as the Group’s chief operating decision maker (“CODM”) reviews the operating results of the two difference service lines in order to allocate resources and assess performance for the Group.

(y)	Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

(z)	Comparatives

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

(aa)	(Loss) earnings per share

(Loss) earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. The Group’s Convertible Redeemable Preferred Shares (Note 19) were participating securities. As the participating securities do not share the losses of the Group, the computation of basic earnings per share using two-class method is not applicable when the Group is at a net loss position. Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method and shares issuable upon the conversion of the Group’s Convertible Redeemable Preferred Shares using the if-converted method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Recent accounting pronouncements

In August 2015, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14 (“ASU 2015-14”), Revenue from Contracts with Customers-Deferral of the effective date. The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, issued in May 2014. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. Early adoption is permitted to the original effective date. In March 2016, the FASB issued ASU No. 2016-08 (“ASU 2016-08”), Revenue from Contracts with Customers—Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 (“ASU 2016-10”), Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing, which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU No. 2016-12 (“ASU 2016-12”), Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients, which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No 2014-09. The Group is in the process of developing a plan for evaluating the impact of adoption of this guidance on its consolidated financial statement including the selection of the adoption method, the identification of differences, if any, from the application of the standard and the impact of such differences, if any, on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018, and, annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020 for all other entities. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Recent accounting pronouncements (Continued)

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein, and annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021 for all other entities. Early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which addresses eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein, and annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities, and early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein, and annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities, and early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods for public entities; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Recent accounting pronouncements (Continued)

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (“ASU 2017-04”), Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020 and for all other entities for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05 (“ASU 2017-05”), Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets. ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. The update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period; and, annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 for all other entities with early adoption permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09 (“ASU 2017-09”), Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 for all entities, and early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts receivable from related parties and receivable from MVNO franchisees. As of December 31, 2016 and 2017, the aggregate amount of cash and cash equivalents and restricted cash of US$2,563 and US$4,545, respectively, were held at major financial institutions located in the PRC, and US$2,200 and US$11,974, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable, accounts receivable from related parties and receivable from MVNO franchisees are both typically unsecured, and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its ongoing credit evaluations of its customers’ financial conditions and ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(b)	Business supplier, customer, and economic risk

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technology; control of telecommunication infrastructures by local regulators and industry standards; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

(i) Business supplier risk – the Group’s MVNO operations are dependent upon telecommunication resources provided by China Unicom. There is no guarantee that the supply of telecommunication resources provided by China Unicom will be renewed annually. Further, there is no guarantee around the continuance of the MVNO license granted by the PRC government Ministry of Industry and Information Technology which may be amended or discontinued in light of changes to political, economic and social reforms.

(ii) Customer risk – The success of the Group’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Group has a diversified base of customers covering its services and the revenue from the largest single customer A accounted for 9%, customer B accounted for 23% and customer C accounted for 41% of the Group’s total net revenues for the three years ended December 31, 2015, 2016 and 2017, respectively, and the accounts receivable from the largest single customer B accounted for 25% and customer C accounted for 47% of the Group’s total accounts receivable and accounts receivable from related parties for the years ended December 31, 2016 and 2017, respectively.

(iii) Economic risk – the Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c) Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation / (depreciation) of the US$ against RMB was approximately 6.1%, 6.8% and (5.8%) in the years ended December 31, 2015, 2016 and 2017, respectively. The appreciation / (depreciation) of the US$ against Rupee was approximately 4.7%, 3.3% and (5.9%) in the years ended December 31, 2015, 2016 and 2017, respectively.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS

Reverse Acquisition

The Company was a NASDAQ listed special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. On August 18, 2017, the Company completed the acquisition of Borqs International in an all-stock transaction (the “Merger”). The Company issued 25,913,950 of its ordinary shares (“Merger Consideration Shares”) to Borqs International’s shareholders in exchange for the transfer of 100% equity interest in Borqs International to the Company and Borqs International became the Company’s wholly own subsidiary.

Of the Merger Consideration Shares, a total of 25,913,950 ordinary shares were issued to Borqs International’s shareholders at closing, with 942,467 of such shares deposited into escrow for indemnification obligations (“Indemnity shares”), 2,352,285 of such shares deposited in escrow subject to Borqs Technologies meeting certain earn-out requirements, (“Earnout Shares” and together with the Indemnity Shares, the “Escrow Shares”) in the event certain net income earnout conditions are met during the period from July 1, 2017 to June 30, 2018 (“Earnout Period”) and 1,178,084 ordinary shares were issued to a financial advisor engaged by Borqs International in connection with the Merger. As transfers between the shareholders of the Company, the Escrow Shares did not have any impact on the Company’s financial statements.

Additionally at the effective time of the Merger, the holders of Borqs International issued and outstanding warrants (Note 10) received replacement warrants to acquire an aggregate of 417,166 Borqs Technologies’ ordinary shares (“Replacement Warrants”), and the holders of Borqs International issued and outstanding options (Note 15) had their options assumed by Borqs Technologies to hold options to acquire Borqs Technologies’ ordinary shares upon the exercise of those options (“Assumed Options”).

Equity classified instruments including (i) an option to purchase up to 400,000 units at $10.00 per unit (“Unit Purchase Option”), (ii) 5,750,000 public warrants and (iii) 531,875 private warrants issued by the Company prior to the Merger remain outstanding. Each unit consists of one ordinary share of the Company, one right (convertible into one tenth of an ordinary share) and one warrant to purchase one half of one ordinary share at $12. Each public and private warrant also entitles the holder to purchase one half of one ordinary share at $12.00 per whole share.

Borqs International was determined as the accounting acquirer in the Merger in accordance with ASC 805, Business Combinations. This determination was primarily based on the Group comprising the ongoing operations, with its senior management operating the business going forward, and Borqs International’s shareholders having the majority voting power of the combined entity. Consequently, in the transaction with a special purpose acquisition company whereby the operating company, Borqs International was identified as the accounting acquirer, the Merger was treated as a capital transaction involving the issuance of the Company’s ordinary shares. The historical consolidated financial statements for all periods prior to the consummation of the Merger only reflect the historical consolidated financial statements of Borqs International. Subsequent to the Merger, the consolidated financial statements reflect the results of the combined entity. The historically issued and outstanding Borqs International’s ordinary shares have been recasted to retrospectively reflect the number of ordinary shares issued in the Merger in all periods presented.

As the Merger occurred between public accounting acquiree and a private accounting acquirer, the determination of consideration is based on the fair value of the legal acquirer’s stock. Difference between purchase consideration of US$45,734 transferred and net assets of US$18,059 acquired, which was predominately cash, was recorded in additional paid-in capital.

Transaction Expenses

Advisory, financing, integration and other transaction costs directly related to the Merger totaled US$15.3 million for the year ended December 31, 2017, including US$8.8 million in share-based compensation expense recorded for the ordinary shares issued to the financial advisors.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

5.	INVENTORIES

Inventories consisted of the following as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	US$	US$

Raw materials	5,406	11,588
Goods in transit	7,164	4,643
Work in process	1,023	977
Finished goods	127	741

Less: Provision	(1,038)	(918)

Inventories, net	12,682	17,031

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2016	2017
	US$	US$

Staff advances	293	312
Prepayment for products	-	1,008
Advance to OEM	3,739	3,662
Rental and other deposits	1,048	1,203
VAT recoverable	963	2,189
Loan to third parties	519	1,469
Receivable from an agent	-	6,318
Others	37	79

	6,599	16,240

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2016	2017
	US$	US$
At cost:
Leasehold improvements	837	933
Computer and network equipment	5,801	6,458
Office equipment	763	918
Motor vehicles	220	233
	7,621	8,542
Less: accumulated depreciation	(6,133)	(7,180)

	1,488	1,362

Depreciation expense was US$1,371, US$1,011 and US$501 for the years ended December 31, 2015, 2016 and 2017, respectively, and were included in the following captions:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Cost of revenues	472	347	140
Sales and marketing expenses	54	15	13
General and administrative expenses	144	277	190
Research and development expenses	701	372	158

	1,371	1,011	501

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

8.	INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	License	Total
	US$	US$	US$	US$

Balance as of January 1, 2016	2,337	3,266	7,659	13,262
Additions	315	4,915	-	5,230
Amortization expense	(205)	(1,098)	(843)	(2,146)
Foreign currency translation difference	(153)	(209)	(486)	(848)

Balance as of December 31, 2016	2,294	6,874	6,330	15,498
Additions	348	7,248	54	7,650
Amortization expense	(253)	(2,784)	(898)	(3,935)
Foreign currency translation difference	140	262	389	791

Balance as of December 31, 2017	2,529	11,600	5,875	20,004

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years.

Amortization expense was US$1,109, US$2,146 and US$3,935 for the years ended December 31, 2015, 2016 and 2017, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

US$

2018	6,407
2019	5,272
2020	3,322
2021	1,114
2022	1,090

17,205

9.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	As of December 31,
	2016	2017
	US$	US$

Balance as of January 1	741	693
Foreign currency translation difference	(48)	43

Balance as of December 31	693	736

No impairment charge was recorded in any of the three years ended December 31, 2016 and 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

10.	BANK AND OTHER BORROWINGS

Bank and other borrowings are as follows as of the respective balance sheet dates:

	As of December 31,
	2016	2017
	US$	US$

Short-term bank and other borrowings	6,306	12,648
Long-term bank borrowings, current portion	1,381	5,432
	7,687	18,080

Long-term bank borrowings, non-current portion	4,491	-

Total borrowings	12,178	18,080

The short-term bank borrowings outstanding as of December 31, 2016 and 2017 bore a weighted average interest rate of 6.89% and 6.73% per annum, respectively, and were denominated in RMB and US$. These borrowings were obtained from financial institutions and have term of one year.

The long-term bank borrowings, current portion outstanding as of December 31, 2017 bore a weighted average interest rate of 7.97%, and were denominated in US$. These borrowings were obtained from financial institutions located in USA, and have terms of three years.

On November 28, 2017, the Company entered into short-term loan agreements with HHMC Microelectronic Co., Limited of US$5,000,000 with an interest rate of 14.6% per annum and a maturity term of three months, for working capital.

Bank borrowings as of December 31, 2017 were pledged by the account receivable amounted to US$43,135.

As of December 31, 2017, the Company was in breach of two of the financial covenants under a long-term bank borrowing with an outstanding balance of US$1,515. The breach would result in acceleration of the repayment according to the contract term. Therefore, the outstanding balance was reclassified as current liability as of December 31, 2017.

In August 2016, the Group issued 2,515,123 and 1,900,800 warrants (“2016 Warrants”) to two banks in connection with a short term loan facility of $2,000,000 and a long term loan facility of $6,000,000 respectively, for working capital purpose. The 2016 Warrants entitled the banks to subscribe for Series D convertible redeemable preferred shares at the exercise price of $0.5059. The 2016 Warrants shall lapse and expire after 5 and 7 years from their issuance dates, respectively. The 2016 Warrants were replaced by Replacement Warrants to acquire an aggregate of 417,166 the Group’s ordinary shares at the consummation date of the Merger.

As the 2016 Warrants were granted to the banks for loan facilities, their fair value on the issuance date were recognized as deferred borrowing costs presented as deductions of the carrying value of the term loans. The deferred borrowing costs were recognized over the lives of the term loans as financing cost, using the effective interest rate method. Given the 2016 Warrants were convertible into Series D convertible redeemable preferred shares classified as mezzanine equity, the 2016 Warrants were financial liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity that are re-measured at the end of each reporting period with an adjustment for fair value through earnings.

As part of the Merger, the 2016 Warrants were replaced by Replacement Warrants to acquire an aggregate of 417,166 the Group’s ordinary shares classified as permanent equity. As the modification of the 2016 Warrants term resulted in the reclassification of the 2016 Warrants from liability to equity, the 2016 Warrants amounted to US$1,544 were re-measured at fair value upon Merger and reclassified to additional paid in capital as of December 31, 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2016	2017
	US$	US$

Payroll and welfare payable	3,235	2,030
Accrued liability	50	-
VAT, and other taxes payable	831	2,473
Payables for office supply and utilities	743	711
Payables for purchase of property and equipment	432	52
Professional service fees	-	3,161
Deposits from agents	2,315	3,509
Others	28	227
	7,634	12,163

12.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the life of the related assets as other operating income.

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Balance at beginning of the year	7,316	4,014	2,108
Recognized as other operating income	(2,880)	(1,650)	(281)
Foreign currency translation difference	(422)	(256)	130
Balance at ending of the year	4,014	2,108	1,957

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, are as follows:

	Foreign currency translation	Total
	US$	US$

Balance as of January 1, 2015	139	139
Current year other comprehensive loss	(1,288)	(1,288)
Balance as of December 31, 2015	(1,149)	(1,149)
Current year other comprehensive loss	(1,477)	(1,477)
Balance as of December 31, 2016	(2,626)	(2,626)
Current year other comprehensive income	2,119	2,119
Balance as of December 31, 2017	(507)	(507)

14.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were US$2,238, US$2,362 and US$2,527, respectively, for the years ended December 31, 2015, 2016 and 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

15.	SHARE BASED COMPENSATION

Share-based awards under the 2007 Plan

In order to provide additional incentives to employees and to promote the success of the Group’s business, the Group adopted a share incentive plan in (the “2007 Plan”) December 2007, which was last amended in February 2011. The 2007 Plan allows the Group to grant options to employees, directors, consultants or members of the board of directors of the Group. Under the 2007 Plan, the maximum aggregate number of shares that may be issued shall not exceed 38,700,000. The terms of the options shall not exceed ten years from the date of grant. 25% of the shares subject to the options shall vest on the first anniversary of the vesting commencement date, and 1/48 of the shares subject to the options shall vest each month thereafter over the next three years, provided the optionee continues to be a service provider to the Group. Thus, there is an explicit service condition of 4 years. In addition, the options contain a performance condition whereby vesting will commence upon the earlier to occur of an initial public offering or a change in control as defined in the 2007 Plan, provided there is continued employment of the optionees on such date.

During the years ended December 31, 2015, December 31, 2016 and the period ended August 18, 2017, the Group granted 6,525,190, 610,000 and 9,085,000 shares of options, respectively, to purchase ordinary shares to employees, officers, and directors with the exercise price of $0.459, $0.56 and $0.678 ~ $0.859 per share, respectively.

The following table summarizes the Group’s option activities under the 2007 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2015	29,554,630	0.27	6.88	308
Granted	6,525,190	0.46
Forfeited	(4,042,580)	0.36

Outstanding, December 31, 2015	32,037,240	0.30	4.97	308

Vested and expect to vest at December 31, 2015	32,037,240	0.30	4.97	308

Outstanding, January 1, 2016	32,037,240	0.30	4.97	308
Granted	610,000	0.56
Forfeited	(5,190,297)	0.34

Outstanding, December 31, 2016	27,456,943	0.30	5.26	308

Vested and expected to vest at December 31, 2016	27,456,943	0.30	5.26	308

Outstanding, January 1, 2017	27,456,943	0.30	5.26	308
Granted	9,085,000	0.70
Forfeited	(8,007,606)	0.04

Outstanding, August 18, 2017	28,534,337	0.48	6.99	-

Vested and expected to vest at August 18, 2017	28,534,337	0.48	6.99	-

As of August 18, 2017, no options were vested and exercisable given the performance condition in place described above. Historically, compensation cost related to performance options that only vest upon the consummation of an initial public offering or change in control event was recognized when the offering or change in control event was consummated. Accordingly, the Group did not recognized any compensation cost under the 2007 Plan.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Group’s shares.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

15.	SHARE BASED COMPENSATION (CONTINUED)

As of December 31, 2015, 2016 and August 18, 2017, the Group had options outstanding to purchase an aggregate of 5,500,000 shares, 5,500,000 shares and nil with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of US$308, US$308 and nil, respectively.

Consummation of reverse acquisition in 2017

Upon the consummation of the Merger, the holders of Borqs International issued and outstanding options had their options assumed by the Company and now hold options to acquire a total of 2,695,194 of the Company’s ordinary shares upon exercise of those options. In addition, the performance condition whereby vesting will commence upon the earlier to occur of an initial public offering or a change in control (collectively, “IPO condition”) as defined in the 2007 Plan was removed.

Pursuant to ASC 718, the cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. As the IPO condition was not expected to be satisfied as of the modification date, the original grant-date fair value is no longer used to measure compensation cost for the awards. As a result, the compensation cost recognized for the replacement awards would be based on the modification date fair value of the awards. For those awards that were fully vested at the time of the modification, the Group recognized a one-time catch up of US$5,658 in share-based compensation expense upon the Merger.

On November 18, 2017, the Group granted 180,000 share of options to purchase ordinary shares to directors with the exercise price of $5.30 share.

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Converted under Assumed Options:
Outstanding, August 18, 2017	2,695,194	5.08	6.99	6,561
Granted	180,000	5.30
Forfeited	(49,804)	6.58

Outstanding, December 31, 2017	2,825,390	5.38	6.43	6,860

Vested and expected to vest at December 31, 2017	2,825,390	5.38	6.43	6,860

As of August 18, 2017 and December 31, 2017, the Group had options outstanding to purchase an aggregate of 2,583,250 and 2,735,174 shares with an exercise price below the fair value of the Group’s shares, resulting in an aggregate intrinsic value of US$6,561 and US$6,860, respectively.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which takes into account variables such as volatility, dividend yield, and risk-free interest rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option:

	Year 2015	Year 2016	Year 2017

Risk-free interest rates	1.95%-2.28%	1.58%-2.60%	1.06%-2.32%
Expected life (years)	10 years	10 years	10 years
Expected volatility	40%-45%	45%-46%	31.9%-43.9%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.20	2.20	2.20
Post-vesting forfeit rate	10%	10%	10%
Fair value of underlying ordinary shares	US$0.158-US$0.231	US$0.615-US$0.697	US$7.45
Fair value of share option	US$0.026-US$0.096	US$0.309-US$0.315	US$2.34-US$7.45

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

15.	SHARE BASED COMPENSATION (CONTINUED)

Total compensation expense relating to share options granted to employees recognized for the year ended December 31, 2017 is as follows:

For the year ended December 31, 2017

Cost of revenues	-
Sales and marketing expenses	1,470
General and administrative expenses	1,277
Research and development expenses	3,143

5,890

Ordinary shares issued in 2017

On March 17, 2017, the Group issued 450,000 ordinary shares to certain employees and a non-employee for a total proceeds of US$62. The fair value of the ordinary shares in excess of the proceeds received by the Group was immediately recognized as compensation expense which amounted to US$324. The 450,000 ordinary shares were fully vested as of December 31, 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

16.	TAXATION

Enterprise income tax (“EIT”)

British Virgin Islands

The Company is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC, India and Hong Kong. Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains.

Cayman Islands

Borqs International is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC, India and Hong Kong. Under the current laws of the Cayman Islands, Borqs International is not subject to tax on income or capital gains.

Hong Kong

Borqs HK is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2015, 2016 and 2017. No provision for Borqs HK profits tax has been made in the consolidated financial statements as the entity had losses in the years ended December 31, 2015, 2016 and 2017.

India

Borqs India is subject to income tax rate of 32.45% for the years ended December 31, 2015, 2016 and 2017. Amounts of US$1,158, US$1,684 and US$2,024 are included as income tax expense for the years ended December 31, 2015, 2016 and 2017, respectively.

The PRC

The Group’s PRC subsidiaries are incorporated in the PRC and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

BORQS Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2012 and is eligible for a 15% preferential tax rate from 2012 to 2014. In July 2015, BORQS Beijing obtained a new HNTE certificate, which will expire in July 2018. For the years ended December 31, 2015, 2016 and 2017, BORQS Beijing enjoyed a preferential tax rate of 15%.

Yuantel Telecom was qualified for a High and New Technology Enterprises (“HNTE”) since 2011 and is eligible for a 15% preferential tax rate from 2011 to 2013. In October 2014, Yuantel Telecom obtained a new HNTE certificate, which expired in October 2017. Yuantel Telecom has successfully renewed the HNTE certificate in December 2017 with effective term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2015, 2016 and 2017, Yuantel Telecom enjoyed a preferential tax rate of 15%.

The Group’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2015, 2016 and 2017.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2017, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2017, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Group is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Group will continue to monitor changes in the interpretation or guidance of this law.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

16.	TAXATION (CONTINUED)

Profit (loss) before income taxes consists of:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Non-PRC	3,241	2,777	(7,138)
PRC	(1,595)	2,478	(2,902)

	1,646	5,255	(10,040)

Income tax expense comprises of:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Current	(1,895)	(2,257)	(1,382)
Deferred	1,044	(402)	(937)

	(851)	(2,659)	(2,319)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2015, 2016 and 2017 applicable to the PRC operations to income tax expense is as follows:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Profit (loss) before income taxes	1,646	5,255	(10,040)

Income tax (expense) benefit computed at the statutory income tax rate at 25%	(412)	(1,314)	2,510
Non-deductible expenses	(166)	(491)	(2,698)
Non-taxation income	1,300	414	68
Preferential rate	(423)	400	(324)
Current and deferred tax rate differences	790	310	55
Foreign rate differences	(292)	560	(426)
Change of valuation allowance	(1,643)	(2,529)	(1,039)
Taxable income	-	-	(215)
Deferred tax	-	74	-
Interest expense	(5)	(83)	(250)

Income tax expense	(851)	(2,659)	(2,319)

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

16.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes are as follows:

	As of December 31,
	2016	2017
	US$	US$
Deferred tax assets
Inventories provision	156	229
Accrued salary and welfare payable	274	165
Property and equipment	20	14
Tax losses	13,279	14,769
Valuation allowance	(12,675)	(13,714)
Total deferred tax assets	1,054	1,463

Deferred tax liabilities
Intangible assets	2,146	2,004
Deferred cost of revenue	24	1,551

Total deferred tax liabilities	2,170	3,555

As of December 31, 2017, the Group had net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of US$38,503, which will expire from 2018 to 2022. The Group has net tax operating loss from its HK subsidiary of US$15,500, which will not expire.

As of December 31, 2017, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries and the Consolidated VIEs to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries and the Consolidated VIEs is not determined because such a determination is not practicable.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

16.	TAXATION (CONTINUED)

Unrecognized Tax Benefits

As of December 31, 2016 and 2017, the Group recorded an unrecognized tax benefits of US$4,053 and US$4,547, respectively, of which, US$2,381 and US$2,764, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interest are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2016 and 2017, unrecognized tax benefits of US$1,681 and US$2,043, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Balance at beginning of year	620	2,177	4,053
Additions based on tax positions related to the current year	1,557	1,876	217
Foreign currency translation difference	-	-	277

Balance at end of year	2,177	4,053	4,547

In the years ended December 31, 2016 and 2017, the Group recorded interest expense accrued in relation to the unrecognized tax benefit of US$83 and US$250 in income tax expense, respectively. Accumulated interest expense recorded by the Group was US$88 and US$338 as of December 31, 2016 and 2017, respectively. As of December 31, 2017, the tax years ended December 31, 2012 through 2017 for the PRC subsidiaries and the VIE remain open for statutory examination by the PRC tax authorities.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

17.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Group
Intel Capital Corporation (“Intel”) and its affiliates	Intel was a shareholder *
Qualcomm Global Trading PTE. Ltd (“Qualcomm”) and its affiliates	Qualcomm was a shareholder *

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
Software services provided to:
Intel Corporation	6,204	271	*
Intel (China) Co., Ltd.	5	9	*
Intel Asia-Pacific Research and Development Ltd.	328	119	*
Intel (China) Research Center Co., Ltd.	-	57	*

Hardware sold to:
Intel Corporation	55	-	*

(c)	The Group had the following related party balances as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	US$	US$
Accounts receivable from related parties:
Current:
Intel Corporation	481	*
Intel (China) Co., Ltd.	-	*
Intel Asia-Pacific Research and Development Ltd.	9	*

All balances with the related parties as of December 31, 2016 were unsecured, interest-free and have no fixed terms of repayment.

* Upon the consummation of the Merger, both entities ceased to be shareholders of the Group.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

18.	RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

Under PRC law, the Group’s subsidiaries, VIE and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC subsidiaries”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC subsidiaries are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC subsidiaries is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC subsidiaries are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2016 and December 31, 2017, the Group’s PRC subsidiaries had appropriated US$1,898 and US$1,898, respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. Amounts restricted include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of US$1,898 as of December 31, 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On December 27, 2007, March 17, 2008, September 26, 2008 and October 8, 2008, the Group issued 19,800,000, 3,100,000, 12,000,000 and 5,000,000 Series A convertible redeemable preferred shares (the “Series A Preferred Shares”), respectively, to certain external investors at a price of $0.20 per share for a total cash consideration of $7,980. The cash proceeds received was $7,889, net of issuance costs of $91.

On June 26, 2009, August 19, 2009 and October 12, 2009, the Group issued 64,285,715,15,000,000 and 3,571,428 Series B convertible redeemable preferred shares (the “Series B Preferred Shares”), respectively, to certain external investors at a price of $0.21 per share for a total consideration of $17,400 (includes cash proceeds of $14,400 and $3,000 upon conversion of convertible notes). The cash proceeds received was $14,242, net of issuance costs of $158.

On February 14, 2011 and May 24, 2012, the Group issued 38,181,817 and 5,454,545 Series C convertible redeemable preferred shares (the “Series C Preferred Shares”), to certain external investors at the price of $0.275 per share for a total cash consideration of $12,000. The cash proceeds received was $11,817, net of issuance costs of $183.

On August 20, 2014 the Group issued 23,721,443 Series D convertible redeemable preferred shares (the “Series D Preferred Shares”), to certain external investors at the price of $0.33725 per share for a total cash consideration of $8,000. The cash proceeds received was $7,874, net of issuance costs of $126.

On February 8, 2017 and March 2, 2017, the Group closed the issuances of 10,325,126 and 2,950,036 Series E convertible redeemable preferred shares (the “Series E Preferred Shares”), respectively, for a purchase price of $0.678 per share. Concurrently, Series E-1 Warrants to purchase up to an aggregate of 7,094,164 Series E-1 convertible preferred shares (the “Series E-1 Preferred Shares”) were issued and immediately exercised, at $0.001 per share. The total cash proceeds received was US$9,008, net of issuance costs of US$312. Net proceeds were allocated to the Series E Preferred Shares and Series E-1 Preferred Shares based on their relative fair value on closing dates.

Series E-1 Preferred Shares shall vote with Series E Preferred Shares as a single class. Series E-1 Preferred Shares have neither redemption rights nor any other rights preferential to the ordinary shares and therefore Series E-1 Preferred Shares are classified as permanent equity.

The significant terms of the Series A, Series B, Series C, Series D, and Series E convertible redeemable preferred shares (together “Convertible Redeemable Preferred Shares”) are summarized as follows.

Conversion

Convertible Redeemable Preferred Shares can be converted into ordinary shares at the option of the holder at any time by dividing the applicable original purchase price by the applicable conversion price which is initially equal to the original purchase price and as such, the initial conversion ratio for each Convertible Redeemable Preferred Shares into each ordinary share shall be one-for-one.

Convertible Redeemable Preferred Shares shall automatically be converted into ordinary shares at the then-effective conversion rate applicable to the relevant series of Preferred Shares: (a) in the event of the closing of a Qualified IPO; or (b) in relation only to Series A and Series B Preferred Shares, upon the approval and written consent of a majority of the outstanding Series A and Series B Preferred Shares holders to convert their respective Preferred Shares into ordinary shares.

The conversion price is subject to additional adjustments if the Group makes certain dilutive issuances of shares.

Dividends

Series D and Series E Preferred Shares shall receive dividends at an annual rate of six percent (6%) of the original purchase price in preference and priority to any dividends on the Series A, Series B, Series C Preferred Shares and ordinary shares. Dividends on Series D and Series E Preferred Shares shall be cumulative whether declared by the Board of Directors or not.

Each holder of Series A, Series B and Series C Preferred Shares is entitled to receive non-cumulative dividends when and if declared by the Board of Directors of the Group in preference and priority to any dividends on ordinary shares, after all accumulated dividends on the Series D and Series E Preferred shares have been paid or set aside for payment to the holders of Series D and Series E Preferred Shares in a calendar year.

Any additional dividends declared, after all accumulated dividends and declared dividends on the Preferred Shares have been paid or set aside for payment to the holders of Preferred Shares in a calendar year, shall be distributed among all holders of ordinary shares and Preferred Shares.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption

All outstanding Convertible Redeemable Preferred Shares can be redeemed at the election of the majority holders at any time after the fifth anniversary of the first issuance date of Series E Preferred Shares.

Prior to the fifth anniversary of the first issuance date of Series E Preferred Shares, all outstanding Series C Preferred Shares held by Intel can be redeemed at any time of the holder’s election to redeem for investigation or for breach as defined in the Memorandum of Association and Articles of Association.

Prior to the fifth anniversary of the first issuance date of Series E Preferred Shares, all outstanding Series D and Series E Preferred Shares can be redeemed at any time of a holder of Series D and a holder of Series E Preferred Shares’ election to redeem for breach event or to redeem for investigation and failure to obtain MVNO license event as defined in the Memorandum of Association and Articles of Association.

Convertible Redeemable Preferred Shares are redeemed at a price equal to 150% the original purchase price plus any unpaid declared dividends. The redemption price for Preferred Shares under the event of the election of Intel, a holder of Series D Preferred Shares or a holder of Series E Preferred Shares to redeem for investigation is set to be 100% of the original purchase price.

The redemption price for Convertible Redeemable Preferred Shares under the event of the election of Intel, a holder of Series D Preferred Shares or a holder of Series E Preferred Shares to redeem for breach is set to be 150% of the original purchase price.

Winding up / Liquidation

In the event of any liquidation, dissolution, or winding up of the Group, either voluntary or involuntary, distributions to the shareholders of the Group shall be made as stated below.

The holders of Series E Preferred Shares then outstanding are entitled to be paid first out of the assets of the Group available for distribution a liquidation preference in an amount per Preferred Share equal to the sum of (i) 150% of the original purchase price as adjusted and (ii) all unpaid accumulated dividends, in priority to any other holders of Preferred Shares or ordinary shares.

Upon full payment of the Series E Preferred Shares liquidation preference, the holders of Series D Preferred Shares are entitled to be paid first out of the assets of the Group available for distribution a liquidation preference in an amount per Preferred Share equal to the sum of (i) 150% of the original purchase price as adjusted and (ii) all unpaid accumulated dividends, in priority to any other holders of Preferred Shares or ordinary shares.

Upon full payment of the Series D and Series E Preferred Shares liquidation preference Series A, Series B and Series C Preferred Shares then outstanding shall be entitled to be paid first out of the assets of the Group available for distribution (and prior and in preference to any payment on the ordinary shares) a liquidation preference in an amount per Series A, Series B and Series C Preferred Shares equal to the sum of (i) the original purchase price applicable to such Preferred Share as adjusted and (ii) all unpaid declared dividends. The holders of Series C Preferred Shares shall receive their liquidation preference amount in preference to holders of Series A and Series B Preferred Shares. Subject to the prior payment of all amounts due to the holders of Preferred Shares, the balance of all remaining assets available for distribution are made with equal priority and pro rata amongst the holders of ordinary shares and the holders of Preferred Shares on an as–converted basis.

Voting

Each share of Convertible Redeemable Preferred Shares has voting rights equal to an equivalent number of shares of ordinary shares into which it is convertible and votes together as one class with the ordinary shares. All directors of the Group’s board of directors are elected by the holders of the outstanding ordinary shares and the Preferred Shares, voting together as a single class on an as-converted basis.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Accounting for Convertible Redeemable Preferred Shares

The Convertible Redeemable Preferred Shares have been classified as mezzanine equity as they can be redeemed at the option of the holders. The initial carrying values of the Preferred Shares are the total consideration received at their respective dates of issuance net of issuance costs. There were no embedded features except for Series E Preferred Shares that qualified for bifurcation and separate accounting in accordance with ASC 815-10 Derivatives and Hedging.

At the respective closing dates of the Series E Preferred Shares, beneficiary conversion feature was identified and recorded as a reduction of Series E Preferred Shares with an offsetting credit to additional paid-in capital.

As of December 31, 2016 and August 18, 2017, no dividend was declared by the Group. US$1,120 and US$1,709 of dividend was accumulated to the holders of the Series D and Series E Preferred Shares as of December 31, 2016 and August 18, 2017.

Convertible Redeemable Preferred Shares were accreted to redemption value based on the terms stipulated in the Memorandum of Association (“MOA”). Changes in the redemption value are recorded against retained earnings. Upon the consummation of the Merger, all Convertible Redeemable Preferred Shares and Series E-1 Preferred Shares were converted to ordinary shares. Upon conversion, all unamortized discounts, including any original issue discounts and discounts from allocation of proceeds for beneficiary conversion feature, are recognized immediately as deemed dividend and deducted from income available to ordinary shareholders.

The following is the roll-forward of the carrying amounts of Convertible Redeemable Preferred Shares   for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
Balance at beginning of the year	65,469	67,886	68,862
Issuance of Series E Preferred Shares	-	-	6,300
Beneficiary conversion feature of Series E Preferred Shares	-	-	(3,258)
Change in redemption value	2,417	976	6,956
Conversion to ordinary shares	-	-	(78,860)

Balance at end of the year	67,886	68,862	-

Series E-1 Preferred Shares of US$2,708 were converted to ordinary shares as of December 31, 2017.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

20.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$
Numerator:
Net income (loss)	795	2,596	(12,359)
Less: net (loss) income attributable to noncontrolling interests	(1,316)	(632)	210
Net income (loss) attributable to Borqs Technologies, Inc.	2,111	3,228	(12,569)
Accretion to redemption value of Convertible Redeemable Preferred Shares	(2,417)	(976)	(6,956)
Allocation to holders of Convertible Redeemable Preferred Shares	-	(2,252)	-
Net loss attributable to Borqs Technologies, Inc.’s ordinary shareholders	(306)	-	(19,525)

Denominator:
Weighted-average number of ordinary shares outstanding—basic	4,224,090	4,224,725	12,842,671
Weighted-average number of ordinary shares outstanding—diluted	4,224,090	4,224,725	12,842,671

Loss per share—Basic:	(0.07)	0.00	(1.52)
Loss per share—Diluted:	(0.07)	0.00	(1.52)

For the year ended December 31, 2017, share options and Replacement Warrants to purchase ordinary shares, Unit Purchase Option, public warrants and private warrants were anti-dilutive and excluded from the calculation of diluted net loss per share.

21.	FAIR VALUE MEASUREMENTS

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

21.	FAIR VALUE MEASUREMENTS (CONTINUED)

2016 Warrants are classified within Level 3. We estimated the fair value of these warrants as of December 31, 2016 and August 18, 2017 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rates and expected volatility of the price of the underlying Series D convertible redeemable preferred shares. The 2016 Warrants are then reclassified to equity following the Merger (Note 4). The assumptions used, including the market value of the underlying Series D convertible redeemable preferred shares and the expected volatility, were subjective unobservable inputs.

Liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	US$	US$	US$	US$
Warrant liabilities	-	-	1,344	1,344

Liabilities	-	-	1,344	1,344

There are no assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Warrant liabilities
US$

Fair value at January 1, 2016	-
Increase in liability	1,332
Changes in the fair value	12
Fair value at December 31, 2016	1,344
Changes in the fair value	200
Fair value at August 18, 2017	1,544
Transfer to permanent equity	(1,544)
Fair value at December 31, 2017	-

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

22.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases buildings in the PRC and India under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to US$1,368, US$1,340 and US$1,418, respectively.

As of December 31, 2017, the Group has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office buildings consisting of the following:

US$

2018	1,138
2019	721
2020	654
2021	1,171
2022 and thereafter	-

3,684

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

Income Taxes

As of December 31, 2017, the Group recognized an accrual of US$2,121 for unrecognized tax benefits and its interest (Note 16). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2017, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

23.	SEGMENT REPORTING

The operations of the Group are organized into two segments, consisting of Yuantel and Connected Solution.

The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. CODM does not evaluate operating segments using asset information.

The CODM evaluates performance based on each reporting segment’s net revenue and operating profit (loss). The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2015, 2016 and 2017:

FY2017	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	32,074	122,233	154,307	-	154,307
-Inter-segment	-	1,879	1,879	(1,879)	-
Total net revenue	32,074	124,112	156,186	(1,879)	154,307

Operating loss	331	(8,241)	(7,910)	-	(7,910)

FY2016	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	35,138	85,448	120,586	-	120,586
-Inter-segment	-	2,016	2,016	(2,016)	-
Total net revenue	35,138	87,464	122,602	(2,016)	120,586

Operating profit	(3,589)	8,829	5,240	-	5,240

FY2015	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	19,957	55,115	75,072	-	75,072
-Inter-segment	-	3,615	3,615	(3,615)	-
Total net revenue	19,957	58,730	78,687	(3,615)	75,072

Operating profit	(5,968)	6,789	821	(108)	713

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

PRC	28,442	41,214	49,761
Outside PRC:
United States	14,978	34,526	23,312
India	7,949	25,126	70,421
Rest of the world	23,703	19,720	10,813
Total net revenue	75,072	120,586	154,307

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

24.	SUBSEQUENT EVENTS

(a)	Repurchase of Shares from Zhengqi International Holding Ltd.

On January 10, 2018, we entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), pursuant to which we agreed to repurchase 966,136 of our ordinary shares that were originally issued and sold to Zhengqi on August 18, 2017, at an aggregate purchase price of approximately US$10 million, or US$10.40 per share. In addition, Zhengqi agreed to forfeit all of its rights to 1,278,776 shares that had been held in escrow and which will instead be treated as part of the merger consideration shares under the merger agreement pursuant to which the Company acquired Borqs International. The Stock Repurchase Agreement provides that those shares will be treated in the following manner: 51,151 shares (4% of the total) became additional shares placed in an indemnity escrow account; and 1,227,625 shares were distributed to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. The funds used in the repurchase were the same amount of funds provided by Zhengqi when the shares were sold to Zhengqi on August 18, 2017 under the Backstop and Subscription Agreement between the Company, Zhengqi and EarlyBirdCapital. The Company and Zhengqi are currently making arrangements for the completion of this transaction.

(b)	Investment into Crave and Colmei.

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (“Selling Shareholders”), pursuant to which the Selling Shareholders agreed to sell to the Company and the Company agreed to acquire 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei from the Selling Shareholders, which will not result in the Company’s significant influence in either Colmei or Crave. Under the agreement, the Company will pay purchase consideration consisting of Company shares and cash. The Company shares will consist of 473,717 ordinary shares to be issued to the Selling Shareholders at closing and cash in the amount of US$10.0 million to be paid to the Selling Shareholders over a period of 36 months. If approved by the Company’s board of directors, the Company will also issue additional shares to the Selling Shareholders if the aggregate value of the Company shares initially issued to the Selling Shareholders under this agreement is less than US$3.0 million on August 18, 2018. This transaction was completed on March 22, 2018.

(c)	Share Purchase by Employees of our Subsidiary in India.

In effort to gain compliance with Nasdaq’s requirement for the Company to have at least 300 round lot shareholders by April 10, 2018, the Company initiated a restricted ordinary shares purchase program through which eligible employees of our wholly owned subsidiary in India, Borqs Software Solutions Private Ltd, were allowed to voluntarily participate in the purchase of between 100 to 250 restricted ordinary shares of the Company pursuant to the terms and conditions of the Company’s 2017 Equity Incentive Plan. The purchase price was set at $9.40 per share which was the closing price of the Company’s ordinary shares as traded on Nasdaq on March 19, 2018, the day immediately prior to the date of the transaction. The participants of the program paid for the shares by having the purchase amount deducted from their payroll on March 23, 2018. A total of 222 employees participated and purchased a total of 29,170 ordinary shares.

(d)	Public Offering of Ordinary Shares

For financing of the Company’s working capital needs and intended acquisitions, the Company is contemplating a public offering of its ordinary shares to be underwritten by the Maxim Group. A registration statement on form S-1 was filed on February 14, 2018 and the Company received a round of comments from the SEC on March 13, 2018. After the filing of this annual report, the Company will immediately respond to those SEC comments and file an amended S-1 incorporating the Company’s 2017 audited financial statements.

(e)	Acquisition of Shanghai KADI Technologies Co., Ltd. (“KADI”)

On January 8, 2018, the Company entered into a letter of intent to acquire a 60% equity interest in KADI, a Chinese company that develops software and hardware solutions for electric vehicle control modules, such as charging, battery management and vehicle controls. We are currently negotiating a definitive agreement to acquire such equity interest for an aggregate of $11.7 million in cash to be paid to KADI and ordinary shares with an agreed-upon value of $3.3 million to be issued to selling shareholders of KADI. KADI is not a customer or a supplier of Borqs.

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Note	2016	2017
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		15	2
Prepaid expenses and other current assets		2	164
Amount due from subsidiaries	(b)	50,107	68,643

Total current assets		50,124	68,809

Non-current assets
Investments in subsidiaries		(35,247)	(13,197)

Total non-current assets		(35,247)	(13,197)

Total assets		14,877	55,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables		271	2,810
Short-term bank and other borrowings		-	5,000

Total current liabilities		271	7,810

Total liabilities		271	7,810

Mezzanine equity		68,862	-

Total mezzanine equity		68,862	-

Shareholders’ (deficit) equity
Additional paid-in capital		1,178	120,642
Accumulated deficit		(52,808)	(72,333)
Accumulated other comprehensive loss		(2,626)	(507)

Total shareholders’ (deficit) equity		(54,256)	47,802

Total liabilities, mezzanine equity and shareholders’ equity		14,877	55,612

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Revenues	-	-	-

Cost of revenues	-	-	-

Gross Profit	-	-	-

Operating Expenses
General and administrative expenses	(123)	(383)	(856)

Operating loss	(123)	(383)	(856)

Investment (loss) income	(183)	383	(18,669)

Loss before income taxes	(306)	-	(19,525)

Net loss	(306)	-	(19,525)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Net profit (loss)	2,111	3,228	(12,569)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(1,288)	(1,477)	2,119
Other comprehensive loss, net of tax of nil:
Comprehensive income (loss)	823	1,751	(10,450)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	823	1,751	(10,450)

Condensed statements of cash flows

	For the years ended December 31,
	2015	2016	2017
	US$	US$	US$

Net cash generated from operating activities	156	5	4,118
Net cash used in investing activities	(3,466)	-	(17,117)
Net cash generated from financing activities	-	-	12,986

Net (decrease) increase in cash	(3,310)	5	(13)
Cash at beginning of the year	3,320	10	15

Cash at end of the year	10	15	2

BORQS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollars (“US$”), unless otherwise stated)

25.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheet as “Investment in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits (losses) of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

(b)	Intercompany transactions

The Company had the following related party balances as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	US$	US$
Amount due from subsidiaries
- Borqs HK	50,107	68,643

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollars (“US$”))

		As of December 31,	As of June 30,
	Note	2017	2018
		US$	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		13,060	1,305
Restricted cash		3,459	766
Accounts receivable		65,720	33,279
Receivable from Mobile Virtual Network Operator (“MVNO”) franchisees		3,514	3,437
Inventories		17,031	14,119
Deferred cost of revenues		507	730
Prepaid and other current assets	(3)	16,240	35,161

Total current assets		119,531	88,797

Non-current assets:
Property and equipment, net	(4)	1,362	1,167
Intangible assets, net	(5)	20,004	20,542
Goodwill	(6)	736	727
Long-term investment	(7)	-	11,662
Deferred tax assets		1,463	1,201
Deferred cost of revenues		2,642	3,875
Other non-current assets		2,994	5,656

Total non-current assets		29,201	44,830

Total assets		148,732	133,627

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US$)

		As of December 31,	As of June 30,
	Note	2017	2018
		US$	US$
			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of US$4,143 and US$2,986 as of December 31, 2017 and June 30, 2018, respectively)		49,690	11,658
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of US$4,038 and US$5,053 as of December 31, 2017 and June 30, 2018, respectively)	(9)	12,163	19,007
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)		3,623	6,307
Deferred revenues (including deferred revenues of the Consolidated VIEs without recourse to the primary beneficiaries of US$5,904 and US$4,009 as of December 31, 2017 and June 30, 2018, respectively)		7,960	6,717
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)		1,232	361
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and US$38 as of December 31, 2017 and June 30, 2018, respectively)	(8)	12,648	11,653
Long-term bank borrowings – current portion (including long-term bank borrowings – current portion of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	(8)	5,432	6,532

Total current liabilities		92,748	62,235

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US$)

		As of December 31,	As of June 30,
	Note	2017	2018
		US$	US$
			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	(13)	2,121	2,780
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of US$1,500 and US$1,415 as of December 31, 2017 and June 30, 2018, respectively)	(13)	3,555	4,050
Deferred revenues (including deferred revenues of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)		1,346	4,277
Long-term bank payable (including long-term payable of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	(7)	-	5,563
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2017 and June 30, 2018, respectively)	(10)	1,957	1,933

Total non-current liabilities		8,979	18,603

Total liabilities		101,727	80,838

Commitments and contingencies	(16)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US$, except for number of shares and per share data)

		As of December 31,	As of June 30,
	Note	2017	2018
		US$	US$
			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:
Ordinary shares (no par value; unlimited shares authorized; 30,804,635 and 31,307,522 shares issued; 30,804,634 and 31,303,350 shares outstanding as of December 31, 2017 and June 30, 2018, respectively)		-	-
Additional paid-in capital		120,642	124,058
Statutory reserve		1,898	2,156
Accumulated deficit		(74,231)	(71,482)
Accumulated other comprehensive loss	(11)	(507)	(1,494)

Total Borqs Technologies, Inc. shareholder’s equity		47,802	53,238

Noncontrolling interest		(797)	(449)

Total shareholders’ equity		47,005	52,789

Total liabilities and shareholders’ equity		148,732	133,627

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US$, except for number of shares and per share data)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2018	2017	2018
		US$	US$	US$	US$
Net Revenues:
Software		3,499	1,624	6,583	3,880
Hardware		11,122	47,018	32,801	95,136
MVNO		6,987	7,220	12,919	14,729
Others		521	477	1,036	850

Total net revenues		22,129	56,339	53,339	114,595

Software		(1,612)	(668)	(3,942)	(1,437)
Hardware		(10,008)	(42,535)	(29,246)	(85,934)
MVNO		(4,533)	(5,247)	(9,820)	(10,308)
Others		(288)	(180)	(488)	(351)

Total cost of revenues		(16,441)	(48,630)	(43,496)	(98,030)

Total gross profit		5,688	7,709	9,843	16,565

Operating expenses:
Sales and marketing expenses		(1,646)	(1,665)	(2,985)	(3,347)
General and administrative expenses		(2,599)	(2,260)	(4,157)	(5,356)
Research and development expenses		(1,184)	(1,452)	(1,476)	(2,341)
Changes in the fair value of warrant liabilities		-	-	(161)	-

Total operating expenses		(5,429)	(5,377)	(8,779)	(11,044)

Other operating income		1	-	267	-

Operating income		260	2,332	1,331	5,521
Interest income		8	2	10	8
Interest expense		(524)	(1,117)	(1,143)	(1,362)
Other income		51	14	354	53
Other expense		(158)	(2)	(276)	(47)
Foreign exchange (loss) gain		(156)	633	(333)	259

(Loss) profit before income taxes		(519)	1,862	(57)	4,432
Income tax (expenses) benefit	(13)	(446)	146	(890)	(1,037)

Net (loss) income		(965)	2,008	(947)	3,395
Less: net income attributable to noncontrolling interests		197	178	119	366

Net (loss) income attributable to Borqs Technologies, Inc.		(1,162)	1,830	(1,066)	3,029
Add:
Accretion to redemption value of convertible redeemable preferred shares		(150)	-	(448)	-

Net (loss) income attributable to ordinary shareholders		(1,312)	1,830	(1,514)	3,029

(Loss) earnings per share:
Basic		(0.31)	0.07	(0.36)	0.11
Diluted		(0.31)	0.07	(0.36)	0.11
Number of ordinary shares used in (loss) earnings per share computation:
Basic		4,259,898	26,830,514	4,243,964	26,613,800
Diluted		4,259,898	27,675,005	4,243,964	27,585,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of US$)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2018	2017	2018
		US$	US$	US$	US$
Net (loss) income		(965)	2,008	(947)	3,395
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments, net of tax of
Nil		546	(2,397)	851	(1,005)
Other comprehensive income (loss), net of tax of nil	(11)	546	(2,397)	851	(1,005)
Comprehensive (loss) income		(419)	(389)	(96)	2,390
Less: comprehensive income attributable to noncontrolling interest		197	100	119	348
Comprehensive (loss) income attributable to Borqs Technologies, Inc.		(616)	(489)	(215)	2,042

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Amounts in thousands of US$)

	Six Months Ended June 30,
	2017	2018
	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) generated from operating activities	(3,853)	1,552

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(186)	(148)
Purchases of intangible assets	(3,998)	(3,874)
Repayments of a loan to a third party	244	1,469

Net cash used in investing activities	(3,940)	(2,553)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment for repurchase of ordinary shares	-	(10,070)
Proceeds from ordinary shares	62	-
Proceeds from Series E Convertible Redeemable Preferred Shares	9,000	-
Proceeds from Series E-1 Convertible Preferred Shares	8	-
Payment of Series E Convertible Redeemable Preferred Shares’ issuance costs	(312)	-
Proceeds from short-term bank borrowings	-	1,124
Repayments of short-term bank borrowings	-	(2,086)
Proceeds from long-term bank borrowings	2,000	2,955
Repayments of long-term bank borrowings	(286)	(2,000)

Net cash generated from (used in) financing activities	10,472	(10,077)

Effect of foreign exchange rate changes on cash and cash equivalents	171	(677)

Net increase (decrease) in cash and cash equivalents	2,850	(11,755)
Cash and cash equivalents at beginning of period	3,610	13,060

Cash and cash equivalents at end of period	6,460	1,305

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BORQS TECHNOLOGIES, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of US$, unless otherwise stated)

1.	ORGANIZATION

Borqs Technologies, Inc. (formerly known as “Pacific Special Acquisition Corp.”, the “Company” or “Borqs Technologies”) was incorporated in the British Virgin Islands on July 1, 2015. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On August 18, 2017, the Company acquired 100% equity interest of BORQS International Holding Corp. (“Borqs International”) and its subsidiaries, variable interest entities (the “VIE”) and the VIE’s subsidiaries (collectively referred to as “Borqs Group” hereinafter) (the Company and Borqs Group collectively referred to as the “Group”) in an all-stock transaction (the “Merger”). Concurrent with the completion of the acquisition of Borqs International, the Company changed its name from Pacific Special Acquisition Corp. to Borqs Technologies, Inc.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s unaudited consolidated financial statements as of and for the three years in the periods ended December 31, 2017.

(b)	Liquidity

As of December 31, 2017 and June 30, 2018, the Group had cash and cash equivalents of US$13.1 million and $1.3 million, respectively. As of June 30, 2018, the Group has accumulated deficit of US$71.5 million and net cash outflows of US$11.8 million for the six months then ended. These conditions raise substantial doubt about the Group’s ability to continue as a going concern and therefore, the Group is exposed to liquidity risk as it may not have sufficient working capital to meet its commitments and business needs.

The Group’s ability to fund its operations is based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and generate positive cash inflows. The Group is now in the process of completing a public offering to secure funding. Therefore, the management is of the opinion that it will be able to meet its payment obligations for the next twelve months from the date of issuance of the unaudited condensed consolidated financial statements. Based on the above considerations, the Group’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

(c)	Long-term investment

The Group’s long-term investment represents cost method investment purchased during the six months period ended June 30, 2018.

In accordance with ASC 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in investees over which the Group does not have significant influence, the Group carries the investments at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investees as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Recent accounting pronouncements

The Group is an emerging growth company (’‘EGC’’) as defined by the Jumpstart Our Business Startups Act (’‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition period. However, this election will not apply should the company cease to be classified as an EGC.

In May 2014, the Financial Accounting Standards Board (’‘FASB’’) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing, which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients, which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective dates for these amendments are the same as the effective date of ASU No 2014-09. Early adoption is permitted, and the standard permits the use of either the retrospective or cumulative effect transition method. The Group does not plan to early adopt the standard and amendments and it is in the process of developing a plan for evaluating the impact of adoption of these guidance on its unaudited consolidated financial statements, including the selection of the adoption method, the identification of differences, if any, from the application of the guidance, and the impact of such differences, if any, on its unaudited consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. ASU 2016-01 is effective for the Group beginning January 1, 2019 with interim periods within annual periods beginning January 1, 2020. Early adoption is permitted no earlier than the fiscal year beginning January 1, 2018 including interim periods within that year. The Group does not plan to early adopt ASU 2016-01 and it is currently evaluating the impact of adopting this standard on its unaudited consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-02 and it is currently evaluating the impact of adopting the standard on its unaudited consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Recent accounting pronouncements (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein, and annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021 for all other entities. Early adoption is permitted. The Group does not plan to early adopt ASU No. 2016-13 and it is evaluating the effect that this guidance will have on its unaudited consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flow (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amount shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-15 and ASU 2016-18 and it is evaluating the impacts that these standards will have on its unaudited consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. ASU 2017-01 is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not plan to early adopt ASU 2017-01 and does not expect the impact that this standard will have a material impact on its unaudited consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group does not plan to early adopt ASU 2017-04 and it is currently evaluating the impact of adopting this standard on its unaudited consolidated financial statements.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$

Staff advances	312	327
Prepayment for share repurchase (i)	-	10,100
Prepayment for products	1,008	5,347
Advance to OEM	3,662	11,718
Rental and other deposits	1,203	990
VAT recoverable	2,189	3,157
Loan to third parties	1,469	-
Receivable from an agent	6,318	3,392
Others	79	129

	16,240	35,160

(i) On January 10, 2018, the Company entered into a stock repurchase agreement (“Stock Repurchase Agreement”) with Zhengqi International Holding Limited (“Zhengqi”), an existing shareholder, pursuant to which the Company agreed to repurchase 966,136 ordinary shares from Zhengqi at an aggregate purchase price of $10 million. The $10 million share repurchase consideration was transferred to Zhengqi in January 2018 and recorded as a prepayment as of June 30, 2018. The repurchase is expected to be completed in the second half of 2018.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$
At cost:
Leasehold improvements	933	921
Computer and network equipment	6,458	6,408
Office equipment	918	939
Motor vehicles	233	257
	8,542	8,525
Less: accumulated depreciation	(7,180)	(7,358)

	1,362	1,167

Depreciation expense was US$455 and US$232 for the six months ended June 30, 2017 and 2018, respectively, were included in the following captions:

	Six Months Ended June 30,
	2017	2018
	US$	US$

Cost of revenues	156	82
Sales and marketing expenses	14	7
General and administrative expenses	117	34
Research and development expenses	168	109

	455	232

5.	INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Software	Capitalized software development costs	License	Total
	US$	US$	US$	US$

Balance as of January 1, 2017	2,294	6,874	6,330	15,498
Additions	74	3,924	-	3,998
Amortization expense	(117)	(1,356)	(432)	(1,905)
Foreign currency translation difference	54	102	152	308

Balance as of June 30, 2017	2,305	9,544	6,050	17,899

Balance as of January 1, 2018	2,529	11,600	5,875	20,004
Additions	274	3,600	-	3,874
Amortization expense	(94)	(2,612)	(448)	(3,154)
Foreign currency translation difference	(32)	(77)	(73)	(182)

Balance as of June 30, 2018	2,677	12,511	5,354	20,542

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3-10 years. Amortization expense was US$1,905 and US$3,154 for the six months ended June 30, 2017 and 2018, respectively.

6.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$

Balance at beginning of the period	693	736
Foreign currency translation difference	43	(9)

Balance at end of the period	736	727

No impairment charge was recorded in any of the six months ended June 30, 2017 and 2018, respectively.

7.	LONG-TERM INVESTMENT

On January 18, 2018, the Company entered into an agreement with Colmei Technology International Ltd (“Colmei”) and its affiliate Shenzhen Crave Communication Co., Ltd (“Crave”), along with the shareholders of Crave and Colmei (“Selling Shareholders”), pursuant to which the Selling Shareholders sold to the Company 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei. Under the agreement, the Company paid purchase consideration consisting of the Company’s 473,717 ordinary shares issued and cash in the amount of US$10,000 to be paid to the Selling Shareholders over a period of 36 months from the date of agreement. If approved by the Company’s board of directors, the Company will also issue additional shares to the Selling Shareholders if the aggregate value of the Company shares initially issued to the Selling Shareholders under this agreement is less than US$3,000 on August 18, 2018. This transaction was completed on March 22, 2018.

The Company does not have significant influence over the investees and therefore the investment was accounted for under the cost method. Cost of the long-term investment consisted of the fair value of the ordinary shares on the date of issuance and the present value of the cash consideration determined based on management’s estimated payment schedule.

8.	BANK AND OTHER BORROWINGS

Bank and other borrowings are as follows as of the respective balance sheet dates:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$

Short-term bank and other borrowings	12,648	11,653
Long-term bank borrowings, current portion	5,432	6,532

Total borrowings	18,080	18,185

The short-term bank borrowings outstanding as of December 31, 2017 and June 30, 2018 bore a weighted average interest rate of 6.89% and 6.27% per annum, respectively, and were denominated in RMB and US$. These borrowings were obtained from financial institutions and have terms of one year.

In addition, on November 20, 2017, the Company entered into a three month short-term loan agreement with HHMC Microelectronic Co., Limited (“HHMC’) for US$5,000 with an interest rate of 0.04% per day, for working capital and has term of three months. If the loan is not fully repaid within three months, the interest rate will increase to 0.1% per day. The initial term of the agreement was subsequently extended to May 28, 2018. The Company is currently in discussion with HHMC for another extension. The short-term loan outstanding as of June 30, 2018 was US$2,914.

The long-term bank borrowings, current portion outstanding as of June 30, 2018 bore a weighted average interest rate of 8% and were denominated in US$. These borrowings were obtained from financial institutions located in the United States, and have terms of three years.

As of June 30, 2018, the Company was in breach of two of the financial covenants under long-term bank borrowing with an outstanding balance of US$3,032. The breach would result in acceleration of the repayments of the borrowings according to the contractual terms. Therefore, the outstanding balances were reclassified as current liabilities as of June 30, 2018.

Certain bank borrowings as of June 30, 2018 were pledged by account receivable amounted to US$33,279.

9.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$

Payroll and welfare payable	2,030	2,869
Payable for long-term investment (Note 7)	-	3,263
VAT, and other taxes payable	2,473	3,291
Payables for office supply and utilities	711	958
Payables for purchase of property and equipment	52	51
Professional service fees	3,161	3,764
Deposits from agents	3,509	4,577
Others	227	234
	12,163	19,007

10.	DEFERRED GOVERNMENT GRANTS

The government grants received are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations over the life of the related assets as other operating income.

	Six Months Ended June 30,
	2017	2018
	US$	US$

Balance at beginning of the period	2,108	1,957
Recognized as other operating income	(271)	-
Foreign currency translation difference	51	(24)
Balance at ending of the period	1,888	1,933

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss, net of tax of nil, are as follows:

	Foreign currency translation	Total
	US$	US$
Balance as of December 31, 2016	(2,626)	(2,626)
Current year other comprehensive income	2,119	2,119
Balance as of December 31, 2017	(507)	(507)
Current period other comprehensive loss	(987)	(987)
Balance as of June 30, 2018	(1,494)	(1,494)

12.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were US$1,139K and US$635K respectively, for the six months ended June 30, 2017 and 2018.

13.	TAXATION

(Loss) profit before income taxes consists of:

	Six Months Ended June 30,
	2017	2018
	US$	US$

Non-PRC	1,384	1,942
PRC	(1,441)	2,490

	(57)	4,432

Income tax expenses comprise of:

	Six Months Ended June 30,
	2017	2018
	US$	US$

Current	(943)	(187)
Deferred	53	(850)

	(890)	(1,037)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2017 and 2018 applicable to the PRC operations to income tax expenses is as follows:

	Six Months Ended June 30,
	2017	2018
	US$	US$

(Loss) profit before income taxes	(57)	4,432

Income tax benefit (expenses) computed at the statutory income tax rate at 25%	14	(1,108)
Non-deductible expenses	(304)	272
Non-taxation income	67	-
Preferential rate	(102)	464
Current and deferred tax rate differences	(120)	(225)
Foreign rate differences	(266)	(222)
Change of valuation allowance	(116)	811
Prior year provision to return true up	-	(848)
Interest expenses	(63)	(181)

Income tax expenses	(890)	(1,037)

13.	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes are as follows:

	As of December 31,	As of June 30,
	2017	2018
	US$	US$
Deferred tax assets
Inventories provision	229	227
AR provision	-	69
Accrued salary and welfare payable	165	316
Property and equipment	14	14
Tax losses	14,769	13,478
Valuation allowance	(13,714)	(12,903)
Total deferred tax assets	1,463	1,201
Deferred tax liabilities
Intangible assets	2,004	1,790
Deferred cost of revenues	1,551	2,260

Total deferred tax liabilities	3,555	4,050

As of June 30, 2018, the Group had net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of US$32,015, which will expire from 2018 to 2022. The Group has net tax operating loss from its HK subsidiary of US$14,276, which will not expire.

As of June 30, 2018, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries and the Consolidated VIEs to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries and the Consolidated VIEs is not determined because such a determination is not practicable.

13.	TAXATION (CONTINUED)

Unrecognized Tax Benefits

As of December 31, 2017 and June 30, 2018, the Group recorded unrecognized tax benefits of US$4,547 and US$5,133, respectively, of which, US$2,764 and US$3,531, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefits and its related interests are primarily related to under-reported intercompany profit. The amount of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. As of December 31, 2017 and June 30, 2018, unrecognized tax benefits of US$2,043 and US$2,702, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	Six Months Ended June 30,
	2017	2018
	US$	US$

Balance at beginning of period	4,053	4,547
Additions based on tax positions related to the current year	170	644
Foreign currency translation difference	(353)	(58)

Balance at end of period	3,870	5,133

In the six months ended June 30, 2017 and 2018, the Group recorded interest expenses accrued in relation to the unrecognized tax benefits of US$63 and US$181 in income tax expenses, respectively. Accumulated interest expenses recorded by the Group was US$151 and US$519 as of June 30, 2017 and 2018, respectively. As of June 30, 2018, the tax years ended December 31, 2013 through 2018 for the PRC subsidiaries and the VIE remain open for statutory examination by the PRC tax authorities.

14.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Names of related parties	Relationship with the Group
Intel Capital Corporation (“Intel”) and its affiliates	A substantial shareholder of the Group but exited from the mobile chipset activities.
Qualcomm Global Trading PTE, Ltd (“Qualcomm”) and its affiliates	A substantial shareholder of the Group. *

*	Upon the consummation of the Merger, the entity ceased to be a substantial shareholder of the Group.

14.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Other than disclosed elsewhere, the Group had the following significant related party transactions for the six months ended June 30, 2017 and 2018:

	Six Months Ended June 30,
	2017	2018
	US$	US$
Software services provided to:
Intel (China) Co., Ltd.	9	-
Intel Asia-Pacific Research and Development Ltd.	65	-
Intel (China) Research Center Co., Ltd.	8	-
Qualcomm India Private Limited	3,967	*

Hardware sold to:
Qualcomm India Private Ltd	12	*

Purchased from:
Qualcomm Incorporated	398	*
Qualcomm CDMA Technologies Asia Pacific PTE Ltd.	1,732	*
Qualcomm Technologies, Inc.	75	*

15.	(LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share for each of the six months presented are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
	US$	US$	US$	US$
Numerator:
Net (loss) income	(965)	2,008	(947)	3,395
Less: net income attributable to noncontrolling interests	197	178	119	366

Net (loss) income attributable to Borqs Technologies, Inc.	(1,162)	1,830	(1,066)	3,029
Accretion to redemption value of Convertible Redeemable Preferred Shares	(150)	-	(448)	-
Net (loss) income attributable to Borqs Technologies, Inc.’s ordinary shareholders	(1,312)	1,830	(1,514)	3,029

Denominator:
Weighted-average number of ordinary shares outstanding—basic	4,259,898	26,830,514	4,243,964	26,613,800
Weighted-average number of ordinary shares outstanding—diluted	4,259,898	27,675,005	4,243,964	27,585,851

(Loss) earnings per share—Basic:	(0.31)	0.07	(0.36)	0.11
(Loss) earnings per share—Diluted:	(0.31)	0.07	(0.36)	0.11

For the three months and six months ended June 30, 2017, Convertible Redeemable Preferred Shares, share options and replacement warrants to purchase ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases buildings in the PRC and India under non-cancelable operating leases expiring on different dates. For the six months ended June 30, 2017 and June 30, 2018, total rental expenses for all operating leases amounted to US$709 and US$812, respectively.

As of June 30, 2018, the Group has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office buildings consisting of the following:

US$

2019	496
2020	1,191
2021	788
2022	514
2022 and thereafter	414

3,403

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

Income Taxes

As of June 30, 2018, the Group recognized an accrual of US$2,780 for unrecognized tax benefits and its interest (Note 13). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of June 30, 2018, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

Arbitration with Samsung Electronics Co., Ltd. (“Samsung”)

The Company is currently in arbitration with Samsung to resolve a dispute regarding royalties payable to the Company under a software license agreement the Company had with Samsung. Samsung alleges that, for the period starting the fourth quarter of 2010 through mid of 2012, the Company was overpaid royalties in the amount of approximately US$1.67 million due to a clerical error in their accounting department that enabled the Company to receive royalties on sales of Samsung handsets that did not contain the Company’s software. Samsung is seeking repayment of the US$1.67 million plus accrued interest of 12% per annum and as well as reimbursements of reasonable fees including attorney fees and arbitration costs. After arbitration hearings that were held in May 2018, the parties are awaiting a ruling from the arbitrator on Samsung’s claim and the result is unpredictable. As of June 30, 2018, neither the Company or management nor the legal counsel can reasonably estimate the result and potential financial impact of this pending claim.

17.	SEGMENT REPORTING

The operations of the Group are organized into two segments, consisting of Yuantel and Connected Solution.

The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. CODM does not evaluate operating segments using asset information.

The CODM evaluates performance based on each reporting segment’s net revenue and operating income. The table below provides a summary of the Group’s operating segment results for the three months and the six months period ended June 30, 2017 and 2018:

Six Months Ended June 30, 2017	Yuantel	Connected Solution	Total Segments	Eliminations	Consolidated

Net revenue
-External customers	13,955	39,384	53,339	-	53,339
-Inter-segment	-	921	921	(921)	-
Total net revenue	13,955	40,305	54,260	(921)	53,339

Operating income	221	1,110	1,331	-	1,331

Six Months Ended June 30, 2018	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	15,579	99,016	114,595	-	114,595
-Inter-segment	-	415	415	(415)	-
Total net revenue	15,579	99,431	115,010	(415)	114,595

Operating income	1,289	4,232	5,521	-	5,521

Three Months Ended June 30, 2017	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	7,508	14,621	22,129	-	22,129
-Inter-segment	-	472	472	(472)	-
Total net revenue	7,508	15,093	22,601	(472)	22,129

Operating income	1,343	(1,083)	260	-	260

17.	SEGMENT REPORTING (CONTINUED)

Three Months Ended June 30, 2018	Yuantel	Connected Solution	Total segments	Eliminations	Consolidated

Net revenue
-External customers	7,697	48,642	56,339	-	56,339
-Inter-segment	-	111	111	(111)	-
Total net revenue	7,697	48,753	56,450	(111)	56,339

Operating income	605	1,727	2,332	-	2,332

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
	US$	US$	US$	US$

PRC	14,270	7,146	27,029	18,325
Outside PRC:
United States	1,869	3,100	3,422	7,296
India	1,932	42,738	4,020	84,812
Rest of the world	4,058	3,355	18,868	4,162
Total net revenue	22,129	56,339	53,339	114,595

BORQS TECHNOLOGIES, INC.

1,095,890 ORDINARY SHARES AND
WARRANTS TO PURCHASE 1,095,890 ORDINARY SHARES

PROSPECTUS

Sole Book-Running Manager

Maxim Group LLC

Co-Manager

The Benchmark Company

           , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the ordinary shares being registered hereby. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee and the Financial Industry Regulatory Authority (FINRA) filing fee.

SEC registration fee	$1,500
FINRA filing fee	$7,400
Printing and engraving expenses	$30,000
Legal fees and expenses	$600,000
Accounting fees and expenses	$200,000
Transfer agent and registrar fees and expenses	$25,000
Miscellaneous fees and expenses	$203,544
Total	$1,067,444

Item 14. Indemnification of Directors and Officers.

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands Court to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that, subject to certain limitations, the company may indemnify its directors and officers against all costs, fees and expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and actually and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Underwriting Agreement between the Registrant and Maxim Group LLC	1.1
Amended and Restated Memorandum and Articles of Association	3.1
Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers	10.31

Item 15. Recent Sales of Unregistered Securities.

Since July 1, 2015 and through the date hereof the Registrant has issued and sold the following unregistered securities:

Unregistered Sales of Equity Securities

In July 2015, the Registrant’s initial shareholders purchased an aggregate of 1,437,500 ordinary shares (“founder shares”), for an aggregate offering price of $25,000, at an average purchase price of approximately $0.017 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of our initial public offering. The founder shares are identical to the public shares (the “Public Shares”) sold in our initial public offering, except that (1) the founder shares are subject to certain transfer restrictions, and (2) the initial shareholders agreed (i) to waive their redemption rights with respect to their founder shares in connection with the consummation of a business combination and (ii) to waive their liquidation rights with respect to their founder shares if we did not complete a business combination within the allotted period.

On October 20, 2015, simultaneously with the closing of our initial public offering, we consummated the sale of 252,250 ordinary shares and 477,500 private warrants, of which 497,750 ordinary shares and 452,500 private warrants were purchased by Zhengqi and 27,500 ordinary shares and 25,000 private warrants were purchased by EarlyBirdCapital (“EBC”), in each case, at a price of $10.00 per ordinary share and private warrants combination, in a private placement, generating gross proceeds of $4,775,000.

On October 23, 2015, we consummated the sale of an additional 59,813 ordinary shares and 54,375 private warrants at a price of $10.00 per ordinary share and private warrants combination, of which 49,689 ordinary shares and 45,171 private warrants were purchased by Zhengqi and 10,125 ordinary shares and 9,204 private warrants were purchased by EBC, generating gross proceeds of $543,750.

On August 18, 2017, the Registrant completed the acquisition of Borqs International Holding Corp. (“Borqs International”) in an all-stock transaction. The Registrant issued 25,913,950 of its ordinary shares, representing approximately $269.5 million in consideration, of which 5,038,686 ordinary shares were purchased by Zhengqi. The Registrant also sold an additional 1,038,251 shares to Zhengqi and EBC, for aggregate consideration of approximately $10.8 million. In addition, the Registrant issued 417,166 assumed warrants to purchase ordinary shares with an exercise price of $5.36 per share. Of the shares issued to Zhengqi and EBC, 2,352,285 ordinary shares were placed in escrow, subject to the achievement of certain performance targets by June 30, 2018, with four percent of these shares deposited in escrow to support indemnification obligations under the Merger Agreement.

In connection with the Registrant’s repurchase of 966,136 of its ordinary shares from Zhengqi pursuant to a stock purchase agreement dated January 10, 2018, as of August 3, 2018, 1,278,776 of the escrowed shares were forfeited by Zhengqi, of which 51,151 shares were placed in the indemnity escrow account, and 1,227,625 shares were distributed to the former Borqs International shareholders based on their respective proportionate interests in the merger consideration. Additionally, since the Registrant does not expect to have achieved the required performance targets by June 30, 2018, on August 3, 2018, 1,073,509 escrowed shares were released to Zhengqi and EBC.

On January 18, 2018, we entered into an agreement with Crave and Colmei, along with the shareholders of Crave and Colmei (“CC Selling Shareholders”), pursuant to which the CC Selling Shareholders agreed to sell to the Company and the Company agreed to acquire 13.8% of the outstanding shares of Crave and 13.8% of the outstanding shares of Colmei from the CC Selling Shareholders which will not result in the Company’s significant influence in either Colmei or Crave. Under the agreement, on March 22, 2018, the Company issued 473,717 ordinary shares issued to the order of the CC Selling Shareholders and agreed to pay $10.0 million cash to the CC Selling Shareholders over a period of 36 months. Subject to the approval of the Company’s board of directors, the Company agreed to issue 183,342 additional shares to the CC Selling Shareholders if the aggregate value of the Company shares initially issued to the CC Selling Shareholders under this agreement was less than $3.0 million on August 18, 2018 (the “Calculation Date”). We are currently in discussions with the CC Selling Shareholders to extend the Calculation Date to a mutually agreed date.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1	Underwriting Agreement between the Registrant and Maxim Group LLC					X
2.1+	Merger Agreement dated December 27, 2016, as amended on May 10, 2017 and June 29, 2017, by and among Pacific, Borqs International, Sellers, the Purchaser Representative, the Seller Representative and, for certain limited purposes thereof, Zhengqi (incorporated by reference from Annex A to the Registrant’s Definitive Proxy Statement, filed with the SEC on July 14, 2017)	8-K	001-37593	2.1	8/24/17
3.1	Amended and Restated Memorandum and Articles of Association	8-K	001-37593	3.1	8/24/17
4.1	Form of Investor Warrant					X
4.2*	Form of Representative’s Warrant
5.1	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain British Virgin Islands tax matters					X
5.2	Opinion of Ellenoff Grossman & Schole LLP					X
10.1	Registration Rights Agreement, dated August 18, 2017, by and among each of CC Selling Shareholders and the Purchaser Representative	8-K	001-37593	10.1	8/24/17
10.2	Form of Lock-up Agreement, by and among each of the CC Selling Shareholders, Pacific and the Purchaser Representative	8-K	001-37593	10.2	8/24/17
10.3	Form of Non-Competition and Non-Solicitation Agreement, dated August 18, 2017, by and among certain shareholders of Pacific, Pacific, Borqs International and the Purchaser Representative	8-K	001-37593	10.3	8/24/17
10.4	Escrow Agreement, dated August 18, 2017, by and among the Registrant, the Purchaser Representative, Seller Representative and the Escrow Agent	8-K	001-37593	10.4	8/24/17
10.5	Form of Letter of Transmittal	8-K	001-37593	10.5	8/24/17
10.6	Backstop and Subscription Agreement, dated May 11, 2017, by and among Pacific and Zhengqi	8-K	001-37593	10.6	8/24/17
10.7	Employment Contract, dated July 1, 2013, by and between Borqs International and Pat Sek Yuen Chan	8-K	001-37593	10.7	8/24/17
10.8	Employment Contract, dated July 1, 2013, by and between Borqs International and Bob Xiao Bo Li	8-K	001-37593	10.8	8/24/17
10.9	Consulting Agreement, dated April 1, 2015, by and between Borqs International and Anthony K. Chan	8-K	001-37593	10.9	8/24/17
10.10	Borqs Technologies, Inc. 2017 Equity Incentive Plan, as amended	8-K	001-37593	10.10	8/24/17
10.11	Form of Warrant, dated August 18, 2017, by and between the Company and each of Warrant Holders	8-K	001-37593	10.11	8/24/17
10.12	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and between Zhengqi, EarlyBirdCapital, Pacific and Borqs International	8-K	001-37593	10.12	8/24/17

		Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.13	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among Pacific and certain shareholders of Pacific	8-K	001-37593	10.13	8/24/17
10.14	Share Purchase Agreement, dated January 18, 2018, by and among with Borqs Technologies, Inc. and Colmei Technology International Limited, Shenzhen Crave Communication Company, Limited, and their respective shareholders.	8-K	001-37593	99.1	1/22/18
10.15	Letter of Intent, dated January 8, 2018, by and between Borqs Technologies, Inc. and Shanghai KADI Technologies Co., Ltd.	10-K	001-37593	10.14	4/2/18
10.16	Manufacturing & Service Agreement, dated September 1, 2015, by and between Borqs Hong Kong Ltd. And Alpha Network Ltd.	10-K	001-37593	10.16	4/2/18
10.17	Reliance Retail Limited Form of Purchase Order dated November 23, 2015	10-K	001-37593	10.18	4/2/18
10.18*	Vendor Master Services Agreement, dated July 5, 2013, by and between Borqs Software Solutions Pvt. Ltd. And Qualcomm India Private Limited
10.19	Stock Repurchase Agreement, dated January 10, 2018, by and among Borqs Technologies, Inc., Zhengqi International Holding Limited, Borqs International Holding Corp., Zhengqi International Holding Limited, solely in its capacity as the Issuer Representative and Zhengdong Zou, solely in its capacity as the Seller Representative	8-K	001-37593	99.1	1/12/18
10.20*	Loan and Security Agreement, effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners For Growth V, L.P.
10.21*	Subordination Agreement, effective as of April 30, 2018, by and between Borqs Hong Kong Limited, Borqs International Holding Corp., SPD Silicon Valley Bank Co., Ltd. and Partners For Growth V, L.P.
10.22*	Deed of Guarantee and Indemnity, effective as of April 30, by and between Borqs International Holding Corp. and Partners For Growth V, L.P.
10.23*	Debenture, effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners For Growth V, L.P.
10.24*	Deed and Charge of Shares, effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners For Growth V, L.P.
10.25*	Deed of Guarantee and Indemnity, effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners For Growth V., L.P.
10.26*	Debenture, effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners For Growth V, L.P.
10.27*	Intellectual Property Security Agreement, effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners For Growth V, L.P.
10.28*	Intellectual Property Security Agreement, effective as of April 30, 2018, by and between Borqs International Holding Corp. and Partners For Growth V, L.P.
10.29*	Equitable Mortgage, effective as of April 30, 2018, by and between Borqs Technologies, Inc., Borqs International Holding Corp. and Partners For Growth V, L.P.
10.30*	Waiver and Modification No. 2 to Loan and Security Agreement, effective as of April 30, 2018, by and between Borqs Hong Kong Limited and Partners for Growth IV, L.P.
10.31	Form of Indemnity Agreement, by and between Pacific Special Acquisition Corp. and its directors and executive offers	S-1/A	6770	10.10	9/18/15

Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.32***	Exclusive Business Cooperation Agreement, effective October 18, 2016, by and between Borqs Beijing Ltd. and Beijing Big Cloud Century Network Technology Ltd.
10.33***	Loan Contract, effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Lei
10.34***	Loan Contract, effective October 18, 2016, by and between Borqs Beijing Ltd. and Wang Tun
10.35***	Exclusive Option Agreement, effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.
10.36***	Exclusive Option Agreement, effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.
10.37***	Share Pledge Agreement, effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Lei, and Beijing Big Cloud Century Network Technology Ltd.
10.38***	Share Pledge Agreement, effective October 18, 2016, by and between Borqs Beijing Ltd., Wang Tun, and Beijing Big Cloud Century Network Technology Ltd.
10.39***	Power of Attorney, effective October 18, 2016, by and between Wang Lei
10.40***	Power of Attorney, effective October 18, 2016, by and between Wang Tun
10.41***	Overseas Procurement and Sales Service Agreement, dated November 20, 2017, by and between Borqs International Holding Corp., HHMC Microelectronics Co., Limited and Borqs Technologies, Inc.
10.42#	Amendment Agreement, effective August 31, 2018, by and between Borqs Hong Kong Limited and SPD Silicon Valley Bank Co., Ltd.
10.43#	Amendment Agreement, effective August 31, 2018, by and between Borqs Beijing Ltd. and SPD Silicon Valley Bank Co., Ltd.
10.44#	Guarantee Agreement For Corporate Guarantor for Borqs Hong Kong Limited, effective as of August 31, 2018, by and between Borqs Technologies, Inc. and SPD Silicon Valley Bank Co., Ltd.
10.45#	Guarantee Agreement For Corporate Guarantor for Borqs Beijing Ltd. effective as of August 31, 2018, by and between Borqs Technologies, Inc. and SPD Silicon Valley Bank Co., Ltd.
10.46#	Guarantee Agreement For Corporate Guarantor for Borqs Hong Kong Limited, effective as of August 31, 2018, by and between Borqs International Holding Corp. and SPD Silicon Valley Bank Co., Ltd.
10.47#	Guarantee Agreement For Corporate Guarantor for Borqs Beijing Ltd., effective as of August 31, 2018, by and between Borqs International Holding Corp. and SPD Silicon Valley Bank Co., Ltd.
10.48#	Loan and Security Agreement, effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners For Growth IV, L.P.
10.49#	Deed of Guarantee and Indemnity, effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners For Growth IV, L.P.
10.50#	Debenture, effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners For Growth IV, L.P.
10.51#	Intellectual Property Security Agreement, effective as of August 26, 2016, by and between Borqs International Holding Corp. and Partners For Growth IV, L.P.
10.52#	Deed of Guarantee and Indemnity, effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners For Growth IV, L.P.
10.53#	Debenture, effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners For Growth IV, L.P.
10.54#	Intellectual Property Security Agreement, effective as of August 26, 2016, by and between Borqs Hong Kong Limited and Partners For Growth IV, L.P.

Incorporated by Reference
Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.55#	Subordination Agreement, effective as of August 15, 2016, by and between SPD Silicon Valley Bank Co., Ltd. and Partners For Growth IV, L.P.
10.56#	Facility Agreement For Working Capital Loans, effective as of August 31, 2015, by and between Borqs Hong Kong Limited and SPD Silicon Valley Bank Co., Ltd.
10.57#	Guarantee Agreement For Corporate Guarantor, effective as of August 31, 2015, by and between Borqs International Holding Corp. and SPD Silicon Valley Bank Co., Ltd.
10.58#	Amendment Agreement, effective July 20, 2016, by and between Borqs Hong Kong Limited and SPD Silicon Valley Bank Co., Ltd.
10.59#	Amendment Agreement, effective August 31, 2017, by and between Borqs Hong Kong Limited and SPD Silicon Valley Bank Co., Ltd.
10.60#	Facility Agreement For Working Capital Loan, effective as of July 20, 2016, by and between Borqs Beijing Ltd. and SPD Silicon Valley Bank Co., Ltd.
10.61#	Pledge Agreement of Accounts Receivable, effective as of July 20, 2016, by and between Borqs Beijing Ltd. and SPD Silicon Valley Bank Co., Ltd.
10.62#	Amendment Agreement, effective July 20, 2017, by and between Borqs Beijing Ltd. and SPD Silicon Valley Bank Co., Ltd.
10.63#	Amendment Agreement, effective August 31, 2017, by and between Borqs Beijing Ltd. and SPD Silicon Valley Bank Co., Ltd.
10.64	Form of Warrant Agency Agreement					X
21.01**	List of subsidiaries
23.01	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.02	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.2)
23.03	Consent of Independent Registered Public Accounting Firm					X
24.01**	Power of Attorney (included on the signature page to this Registration Statement)
101.INS	XBRL Instance Document					X
101.SCH	XBRL Schema Linkbase Document					X
101.CAL	XBRL Calculation Linkbase Document					X
101.DEF	XBRL Definition Linkbase Document					X
101.EXT	XBRL Extension Label Linkbase Document					X
101.PRE	XBRL Presentation Linkbase Document					X

+	The disclosure schedules to the Merger Agreement are not being filed herewith. The Company agrees to furnish supplementally a copy of any such schedules to the Securities and Exchange Commission upon request.

*	Previously included in Amendment No. 2 to the Registration Statement on Form S-1 filed on July 2, 2018

**	Previously included in the Registration Statement on Form S-1 filed on February 14, 2018

***	Previously included in Amendment No. 4 to the Registration Statement on Form S-1 filed on August 3, 2018

#	Previously included in Amendment No. 6 to the Registration Statement on Form S-1 filed on September 14, 2018

(b)	Financial Statement Schedules.

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Beijing, China, on November 6, 2018.

BORQS TECHNOLOGIES, INC.

By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Pat Sek Yuan Chan	Chief Executive Officer and Director	November 6, 2018
Pat Sek Yuen Chan	(Principal Executive Officer)

/s/ Anthony K. Chan	Chief Financial Officer	November 6, 2018
Anthony K. Chan	(Principal Financial Officer, Principal Accounting Officer)

*	Director	November 6, 2018
Honghui Deng

*	Director	November 6, 2018
Yaqi Feng

*	Director	November 6, 2018
Bill Huang

*	Director	November 6, 2018
Jason Zexian Shen

*	Director	November 6, 2018
Eric Tao

*	Director	November 6, 2018
Joseph Wai Leung Wong

*By:	/s/ Pat Sek Yuan Chan
Pat Sek Yuan Chan
Attorney-in-fact